6/11


02034773

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Zhejiang Expressway Co., Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34629 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 6/13/02


浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.



Pursue Excellence, Enhance Value.







2001 Annual Report

Contents

Company Profile

Zhejiang Expressway Co., Ltd. is an infrastructure company principally engaged in investing in, constructing and managing high grade roads. The Company and its subsidiaries also carry out certain ancillary businesses such as automobile servicing and the operations of gas stations and billboard advertising along expressways.

The Company was incorporated on March 1, 1997 as the main vehicle of the Zhejiang Provincial Government for investing in, constructing and operating expressways and class 1 roads in Zhejiang Province.

The H Shares of the Company, which represent approximately 33% of the issued share capital of the Company, were listed on the Hong Kong Stock Exchange in May 1997, and subsequently obtained a secondary listing on the London Stock Exchange in May 2000.

On February 14, 2002, a Level I American Depositary Receipt program sponsored by the Company in respect of its H Shares, with the Bank of New York as depositary, was established in the United States and became effective. Each of the ADSs evidenced by the ADRs represents 30 deposited H Shares of the Company. The ADSs are traded on the over-the-counter market in the United States. The H Shares of the Company also have a secondary listing on the Unofficial Regulated Market of the Berlin Stock Exchange.

The Company intends to take advantage of the improved investment environment resulting from the latest round of restructuring of State-owned assets. It will actively pursue potential projects to further expand its toll road portfolio within Zhejiang Province, while keeping a look out for suitable projects outside of the province.

Set out below is the corporate and business structure of the Group.


Holders of H Shares
Provincial Investment Co*
Huajian
33%
56%
11%
70%
99.99%
51%
63%
50%
50%
27.58%
Advertising Co
Jiaxing Co
Yuhang Co
Shangsan Co
Petroleum Co
Shida Co
JoinHands Technology
100%
100%
Advertising
Jiaxing Section 88.1 km
Yuhang Section 11.1 km
Hangzhou Section 3.4 km
Hangzhou - Ningbo Expressway 145.0 km
Shangsan Expressway 142.0 km
Operation of gas station and sale of petroleum related products
Development, operation, and management Shida Road
Development and application of computer technologies
Shanghai - Hangzhou Expressway 102.6 km
subsidiary
associates
jointly-controlled entity

* To be replaced by Communications Investment Group



Particulars of Major Road Projects

Particulars of Major Road Projects

Project	Percentage of Ownership As at February 28, 2002	Length in Kilometers	Number of Lanes	Number of Toll Stations	Number of Service Areas	Start of Operation	Remaining Years of Operation
Shanghai-Hangzhou Expressway							
- Jiaxing Section	99.99%	88.1	4	6	1	1998	27
- Yuhang Section	51%	11.1	4	2	0	1995 - 1998	25
- Hangzhou Section	100%	3.4	4	0	0	1995	25
Hangzhou-Ningbo Expressway	100%	145.0	4	12	2	1992 - 1996	25
Shangsan Expressway	63%	142.0	4	11	3	2000	29

Detailed locations of these projects are shown on the map provided in the center divide.

Definition of Terms

A Shares	the domestic ordinary shares of RMB1.00 each in the share capital of the Company proposed to be offered to the public in the PRC by the Company
ADR(s)	American Depositary Receipt(s)
ADR Program	American Depositary Receipt program
ADS(s)	American Depositary Share(s)
Advertising Co	Zhejiang Expressway Advertising Co., Ltd., a 70% owned subsidiary of the Company
Board	the board of Directors
Company	Zhejiang Expressway Co., Ltd., a joint stock limited company incorporated in the PRC with limited liability on March 1, 1997
Communications Investment Group	Zhejiang Communications Investment Group Co., Ltd. (浙江省交通投資集團有限公司), a sole State-owned enterprise established on December 29, 2001
Directors	the directors of the Company
GDP	gross domestic product
Group	the Company and its subsidiaries
H Shares	the overseas listed foreign shares of RMB1.00 each in the share capital of the Company which are primarily listed on the Hong Kong Stock Exchange and traded in Hong Kong dollars
Hong Kong Stock Exchange	The Stock Exchange of Hong Kong Limited
Huajian	Huajian Transportation Economic Development Center, a State-owned enterprise
Jiaxing Co	Zhejiang Jiaxing Expressway Co., Ltd., a 99.99% owned subsidiary of the Company
JoinHands Technology	JoinHands Technology Co., Ltd., a 27.58% owned associate of the Company
Listing Rules	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
Period	the period from January 1 to December 31, 2001
Petroleum Co	Zhejiang Expressway Petroleum Development Co., Ltd., a 50% owned associate of the Company
PRC	the People's Republic of China
Provincial Investment Co	Zhejiang Provincial High Class Highway Investment Co., Ltd., the former controlling shareholder of the Company, to be replaced by the Communications Investment Group
RMB	Renminbi, the lawful currency of the PRC
Shangsan Co	Zhejiang Shangsan Expressway Co., Ltd., a 63% owned subsidiary of the Company
Shida Co	Hangzhou Shida Highway Co., Ltd., a 50% jointly-controlled entity of the Company
Supervisory Committee	the supervisory committee of the Company
Yuhang Co	Zhejiang Yuhang Expressway Co., Ltd., a 51% owned subsidiary of the Company

Major Corporate Events

January 4, 2001

The China Classification Society Quality Assurance Ltd. certified the quality system of the Company in expressway management as conforming to Quality Standard GB/TI9002-1994 idt ISO9002:1994.

February 27, 2001

Trading of the H Shares of the Company on the Berlin Stock Exchange commenced following a secondary listing on the Unofficial Regulated Market of the Berlin Stock Exchange.

March 5, 2001

Annual results for 2000 were announced in Hong Kong.

March 22, 2001

The Company held an extraordinary general meeting, authorizing the Company to issue not more than 300 million A Shares to the public in the PRC.

May 11, 2001

A meeting of the Chairmen of the H Share toll road companies was held in Hangzhou.

June 4, 2001

The Company acquired a 2.1% and a 1.0% interest in the capital of Jiaxing Co.

December 26, 2001

The Ministry of Foreign Trade and Economic Cooperation of the PRC approved the transfer of 476,760,000 State-owned shares of the Company from Provincial Investment Co to Huajian.

December 27, 2001

The Company acquired a 1.5% and a 1.3% interest in the capital of Jiaxing Co, and a 2% interest in the capital of Shangsan Co.

January 18, 2002

The Company further acquired a 9.9% interest in the capital of Jiaxing Co.

February 14, 2002

The United States Securities and Exchange Commission declared the registration statement in respect of the ADSs evidenced by the ADRs representing deposited H Shares of the Company effective.

Financial and Operating Highlights

Results

	Year ended December 31				
	1997	1998	1999	2000	2001
	Rmb'000	Rmb'000	Rmb'000	Rmb'000	Rmb'000
Turnover	463,692	655,069	1,050,498	1,188,604	**1,722,517**
Profit Before Tax	372,226	547,100	706,552	879,752	**1,235,540**
Tax	(58,639)	(73,795)	(71,810)	(186,391)	**(363,970)**
Minority Interests	(17,255)	(68,914)	(86,431)	(57,360)	**(110,957)**
Net Profit From Ordinary Activities Attributable To Shareholders	296,332	404,391	548,311	636,001	**760,613**
Earnings Per Share (EPS)	7.15 cents	9.31 cents	12.62 cents	14.64 cents	**17.51 cents**

Return on Equity (ROE)

	1997	1998	1999	2000	2001
ROE	3.61%	4.97%	6.50%	7.10%	**8.19%**

Monthly Average Daily Full Trip Traffic Volume of Shanghai-Hangzhou-Ningbo Expressway

	1998	1999	2000	2001	2002
January	9,881	12,559	17,125	**17,290**	21,804
February	9,683	11,688	13,853	**18,450**	20,952
March	11,096	13,686	18,082	**20,557**	
April	12,159	15,061	19,458	**20,993**	
May	11,485	14,474	19,061	**20,776**	
June	11,264	14,066	17,496	**19,962**	
July	11,004	14,546	17,058	**19,520**	
August	11,115	15,204	17,738	**21,172**	
September	12,448	16,610	18,750	**22,666**	
October	12,710	17,012	18,300	**21,887**	
November	13,028	16,744	18,155	**22,219**	
December	13,424	16,386	17,990	**21,525**	



Turnover
2,100
1,800
1,500
1,200
900
600
300
0
464
655
1,050
1,189
1,723
1997
1998
1999
2000
2001



Net Profit (RMB million)
900
800
700
600
500
400
300
200
100
0
296
404
548
636
761
1997
1998
1999
2000
2001



EPS (RMB cents)
20
18
16
14
12
10
8
6
4
2
0
7.15
9.31
12.62
14.64
17.51
1997
1998
1999
2000
2001



ROE (%)
9
8
7
6
5
4
3
2
1
0
3.61
4.97
6.50
7.10
8.19
1997
1998
1999
2000
2001



Full Trips
Monthly Average Daily Full Trip Traffic Volume of Shanghai-Hangzhou-Ningbo Expressway
23,000
21,000
19,000
17,000
15,000
13,000
11,000
9,000
7,000
5,000
3,000
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
1998
1999
2000
2001
2002



Chairman's Statement

Practicing Good Corporate Governance
Pursuing Growth in Shareholder Value

2001 was a satisfactory year. By relying on profit contributions from new expressway projects and strong growth in traffic volume from existing expressways, the Company achieved a double-digit profit growth for the fifth consecutive year. In *Asiamoney's* 2001 Best Managed Companies poll, the Company was nominated as one of the top ten China companies in the categories of "Best Overall Managed Company", "Best Overall Investor Relations" and "Treatment of Minority Shareholders". It was in fact the fourth time the Company was nominated into the lists by investors. Recently, *The ASSET* magazine published the results of a survey regarding corporate governance among Asian companies, and the Company was nominated as one of the best companies in the PRC. This achievement is partly attributable to a favorable operating environment, but more importantly, attributable to a quality focused management team with clear vision and a strategy of steady growth concentrating on core businesses. While the above nominations are recognitions of our achievement, we believe that there is room for us to grow and to strive to attain even better results.

We believe that the primary duty of the Directors and management of the Company is to maintain sustained growth in shareholder value. Good corporate governance will enhance the Company's trustworthiness, sense of responsibility and transparency, thereby bringing direct benefits to both investors and the Company. As a result, over the past few years, we have actively implemented the principles of good corporate governance and view such efforts as a long-term responsibility for the Company's management.

The Company has enhanced the independence of the Board of Directors by appointing additional independent non-executive directors. The Company appointed two independent non-executive directors upon the establishment of the Company, and since March 2000, the number of independent non-executive directors of the Company has increased to three, representing one third of the members of the Board. The introduction of independent directors enables the Board to make more fair and prudent decisions. In addition, an Audit Committee, a Strategy Committee and a Nomination and Remuneration Committee have also been set up under the Board, thereby making the operation of the Board more effective.

Huajian, a subsidiary of the China Merchants Group, officially became the second largest substantial shareholder of the Company, thereby reducing the shareholding of Provincial Investment Co in the Company from 67% to 56%. We believe that an appropriate dilution of State-owned shares is conducive to the improvement of corporate governance.

Under the request of Zhejiang provincial government on the reorganisation of State-owned assets, Provincial Investment Co will be replaced by the newly established Communications Investment Group. As a result, all of the shares in the Company previously held by Provincial Investment Co will be transferred to the Communications Investment Group. Communications Investment Group is one of the State-owned asset management companies established by Zhejiang provincial government, responsible for the management of the State-owned assets of Zhejiang provincial government in the communications industry. I myself have been appointed as Managing Director of Communications Investment Group. I am confident that Communications Investment Group will provide strong support to the future development of the Company.

I have been Chairman and General Manager of the Company for the past five years. Such an arrangement was beneficial for the management and development of the Company when it was at an infant stage. Now that the Company is operating smoothly, I believe that separating the roles of Chairman and General Manager will be beneficial to the Company's long-term development. When I was re-elected as General Manager of the Company at the Board Meeting on February 28, 2000, I indicated that these positions should be separated when the time was right.

The time has now arrived. On the one hand, a solid operating mechanism and a sound corporate culture are now in place to ensure that the Company will continue to operate on the right track and will be adaptable to changes. On the other hand, the emerging corporate governance practice, both domestically and overseas, requires the separation of the roles of Chairman and General Manager. I believe that the separation of the two roles will enhance the demarcation of the different duties of these two positions, thereby serving to clearly distinguish the duties between the board of directors and management.

I have resigned as General Manager of the Company, but will continue to serve as Chairman. I believe that in this way I will be able to devote more time to focus on the planning of the long-term development of the Company. I shall continue to provide direction at the Board of the Company and to give my best efforts to enhance shareholder value.

I am very pleased to inform you that the position of General Manager of the Company will be taken up by Mr. Fang Yunti. Mr. Fang has many years of experience in the management of expressway and transportation operations, and participated in the establishment of the Company. He has been a Director and Deputy General Manager of the Company for the past five years, and is fully acquainted with the overall business operations of the Company. I believe that under the leadership of the Board, the new management will be able to deliver further growth and realize even better returns to shareholders, customers and staff.

Finally, I would like to express my sincerest gratitude to all of our staff and stakeholders for their support and assistance during my office as General Manager.

Geng Xiaoping
Chairman

March 13, 2002


达诺



Management Discussion and Analysis

Business Review

The Operating Environment

In the face of a global economic slowdown in 2001, the economies in the PRC in general and Zhejiang Province in particular were able to sustain high growth rates, albeit at a slower pace than in the previous year. In 2001, national and provincial GDP grew by 7.3% and 10.5% respectively, compared to 8.0% and 11.0% in 2000.

GDP Growth Rate: The PRC Vs Zhejiang Province

	The PRC GDP		Zhejiang Province GDP	
	(RMB bil.)	% growth	(RMB bil.)	% growth
2001	**9,593**	**7.3**	**670**	**10.5**
2000	8,940	8.0	603	11.0
1999	8,191	7.1	537	10.0
1998	7,835	7.8	499	10.1
1997	7,446	8.8	464	11.1

Source: China Statistical Year Book and Periodical Announcements

The unrivaled growth was most evident in the cities and provinces situated along the east coast of the PRC. Once again, leading the cities and provinces in economic performance was Zhejiang Province where all of the Company's business operations are carried out.

Economic Performance of East Coast Cities and Provinces in 2001

	GDP Total (RMB mil.)	% growth	Total Export (USD mil.)	% growth
Shandong Province	943,830	10.1	18,478	14.8
Jiangsu Province	951,460	10.2	29,388	11.4
Shanghai	495,084	10.2	26,865	9.0
Zhejiang Province	**670,000**	**10.5**	**24,261**	**18.5**
Fujian Province	425,800	9.0	14,790	8.6
Guangdong Province	1,055,600	9.5	95,829	2.6

Source: China Statistical Year Book and Media Reportings

A major contributing factor to economic growth was the growth in imported and exported goods. During the Period, total imported and exported goods attributable to Zhejiang Province was valued at US$32.8 billion, a growth of 17.8% over 2000, compared with the national growth of 7.5%. The province's export growth rate of 18.5% was the highest among the east coast cities and provinces for the third consecutive year.


GDP Growth Rate: PRC vs Zhejiang
The PRC
Zhejiang Province
Growth %
12
10
8
5
4
2
0
1997
1998
1999
2000
2001


GDP % Growth of East Coast Cities and Provinces in 2001
Growth %
30
25
20
15
10
5
0
Shandong Province
Jiangsu Province
Shanghai
Zhejiang Province
Fujian Province
Guangdong Province

Reflecting the robust economic environment was the sale of motor vehicles in the PRC, which had another record year of growth in 2001, especially with regard to sales to private consumers. It was reported that, in 2001, the total number of vehicles manufactured by the 103 major car maufacturers in China was 2.33 million, and the number of vehicles sold was 2.36 million, representing increases of approximately 12.8% and 13.3% over the previous year respectively. Half of these vehicles were sold to private consumers. The number of sedans manufactured and sold was 703,500 and 721,500, respectively, representing year-on-year growth of 16.4% and 18.3% respectively.

To properly serve an increasing number of motor vehicles is a constant challenge for the country's road system. In 2001, the total mileage of operational expressways in the PRC increased by 3,017km to approximately 19,000km, with another 2,500km earmarked to be operational by the end of 2002.

Having a more direct impact on the Company's business environment was the increasing enhancement of the expressway network within Zhejiang Province, which saw its total mileage of operational expressways extend from 627km to 770km during the year.

More mileage of expressways is expected to be completed in the province by the end of 2002 as a result of increased investments in infrastructure.

Cumulative Mileage of Expressways in Zhejiang Province

	1996	1997	1998	1999	2000	2001	2002
Mileage (km)	158	168	344	392	627	770	**1,310***

* *Forecast figure*

The combination of growth in the national and provincial economies, together with growth in the number of motor vehicles and the length of operational expressways, provided an all-round favorable business environment for the Group's business operations.


Cumulative Mileage of Expressways in Zhejiang Province
Mileage(km)
1,400
1,200
1,000
800
600
400
200
0
1996
1997
1998
1999
2000
2001
2002*
* forecast

Analysis of Business Operations

During the Period, the Group recorded a turnover of RMB1,722.5 million, representing an increase of 44.9% over 2000. Net profit attributable to shareholders was RMB760.6 million, representing an increase of 19.6% over 2000.

The core business operation of toll roads continued to dominate the Group's turnover. Of the total turnover of RMB1,722.5 million for the Period, RMB1,663.4 million or 96.6% was from toll road operations, with the remainder mainly from advertising along expressways, road maintenance works provided to third parties and services provided at service stations along the expressways.

	2001 RMB'000	2000 RMB'000	% Change
Toll income	**1,756,265**	1,219,672	44.0
Other incomes			
Advertising	**22,462**	15,878	41.5
Road maintenance	**4,649**	5,130	-9.4
Service stations, etc	**34,465**	15,582	121.2
	1,817,841	1,256,262	
Revenue taxes	**(95,324)**	(67,658)	40.9
Turnover	**1,722,517**	1,188,604	44.9

For further analysis on the business segments, please refer to Note 5 to the financial statements.



Breakdown of the Group's Income
3.4%
96.6%
Other income
Toll income
Breakdown of the Group's Other Income
56.0%
36.5%
7.6%
Service stations
Advertising
Road maintenance

Toll Road Operations

Following Shangsan Expressway's completion and opening to traffic on December 26, 2000, toll income for the Group during the Period grew strongly by 44.0% over the same period last year to reach RMB1,756.3 million.

Toll Income Contribution by Expressway/Section

	Toll Income RMB'000	% of Total Toll Income	% of Growth Over 2000
Shanghai-Hangzhou Expressway			
Jiaxing section	506,463	28.8%	**30.0%**
Yuhang section	115,560	6.6%	**14.1%**
Hangzhou section	36,062	2.1%	**16.0%**
Hangzhou-Ningbo Expressway	780,106	44.4%	**18.3%**
Shangsan Expressway	318,074	18.1%	**732.7%**
Total	1,756,265	100.0%	**44.0%**





The significant growth in toll income was also attributable to the adoption of a new vehicle classification policy, which started on June 13, 2001. This effectively decreased the percentage of the smaller class 1 vehicles by 9.0%, while increasing the percentage of the larger class 2 and 3 vehicles by 6.7% and 1.9% respectively on the Shanghai-Hangzhou-Ningbo Expressway.

Vehicle Makeup on Shanghai-Hangzhou-Ningbo Expressway in 2001

Class	Vehicles	% Before June	% After June	Change in %
1	Passenger vehicles with up to 20 seats; Trucks with tonnage of 2 tons or below	69.9	60.9	-9.0
2	Passenger vehicles with seats above 20 and below 40 (inclusive); Trucks with tonnage of above 2 tons and below 5 tons (inclusive)	19.8	26.5	6.7
3	Passenger vehicles with seats above 40; Trucks with tonnage of above 5 tons and below 10 tons (inclusive)	9.0	10.8	1.9
4	Trucks with tonnage above 10 tons and below 20 tons (inclusive)	1.3	1.7	0.4
5	Trucks with tonnage above 20 tons and below 50 tons (inclusive)	0.1	0.1	0.0

Due to higher fees charged for larger vehicles, the new vehicle classification policy directly increased the average toll collected per vehicle by approximately 9.5% on the Shanghai-Hangzhou-Ningbo Expressway, and by approximately 9.0% on the Shangsan Expressway.

With increasing mileage of expressways completed and opened to traffic within Zhejiang Province, a province-wide integrated toll collection system came into effect on December 25, 2001. The Shanghai-Hangzhou-Ningbo Expressway and the Shangsan Expressway were incorporated into this toll collection system.

The new toll collection system, managed by the Provincial Integrated Toll Collection Center (省聯網收費中心) under the Provincial Roadway Authority (浙江省公路管理局), aims to integrate the toll collection and distribution of all expressways in the province into one centralized system. With the integrated toll collection system, expressway users who travel across different but inter-connected expressways, which are independently operated, need only stop and pay the usage fees once, upon leaving the expressway system.

Shanghai-Hangzhou-Ningbo Expressway

Toll income on the Shanghai-Hangzhou-Ningbo Expressway grew by 21.7% during the Period as compared with 2000 to reach RMB1,438.2 million, representing approximately 81.9% of the Group's total revenue. The corresponding average daily full trip traffic volume grew by 15.9% over 2000, details of which are set out below:

Monthly Average Daily Full Trip Traffic Volume in 2001

	Shanghai-Hangzhou Expressway						Hangzhou-Ningbo Expressway	
Mileage (km)	Hangzhou section (3.4km)		Yuhang section (11.1km)		Jiaxing section (88.1km)		(145.0km)	
Month	vehicles per day	YoY %	vehicles per day	YoY %	vehicles per day	YoY %	vehicles per day	YoY %
January	29,915	2.68	29,092	2.19	16,964	10.23	16,274	-4.41
February	33,606	50.15	32,485	48.71	17,915	40.28	17,329	26.55
March	37,262	18.75	36,257	18.74	20,491	23.57	18,982	7.13
April	37,264	9.88	36,389	10.28	21,277	16.54	19,237	2.32
May	36,504	10.57	35,682	10.83	21,232	16.83	18,965	3.90
June	34,123	11.68	33,382	12.48	20,467	23.15	18,273	8.90
July	33,347	10.13	32,553	10.63	20,198	22.04	17,761	10.34
August	36,344	14.07	35,536	14.72	22,398	28.65	18,942	14.27
September	39,446	13.87	38,519	14.82	24,061	35.88	20,179	12.96
October	37,865	14.41	36,950	14.63	23,070	30.49	19,609	13.68
November	38,290	15.40	37,186	15.03	22,940	30.03	20,230	18.90
December	37,038	12.08	35,716	11.19	21,796	24.73	19,790	17.42
Average	**35,917**	**15.31**	**34,979**	**15.35**	**21,067**	**25.20**	**18,798**	**11.00**



An issue of concern for the Company during the year was to maintain a relatively high level of service for expressway users, while accommodating the growing traffic volume. In addition to putting increased efforts into the maintenance of road surfaces and bridges, a number of measures were taken by the Company to improve the quality of operational management.

The computer main board used in toll collection was upgraded to reduce processing time at toll stations, as a result of which incidents of road congestion were reduced by approximately 21% through streamlining the traffic monitoring and control system on the expressway.

A further development welcomed by expressway users was the May 2001 launch of the rechargeable non-contact prepaid IC card used in paying toll charges. The new card offers further flexibility and convenience to frequent users, in addition to reducing error rates as well as improving the level of reliability of the collection system and safeguarding of toll income.

The unusual surge in traffic volume on the Jiaxing section during the second half of the year was due in part to traffic diversions from the parallel section of Nation Road 320 which was partially closed off for repairs and renovation during that time. The effect is considered to be temporary, and is not expected to last into 2002.

Shangsan Expressway

2001 was the first year of operation since the expressway was fully completed and opened to traffic in December 2000. Daily full trip traffic volume grew steadily from an average of 7,901 during the first half of the year to 8,695 during the second half of the year. Daily average full trip traffic volume for the year was 8,301.

With toll income contribution of approximately RMB318 million in 2001, representing 18.1% of the Group's total toll income, Shangsan Expressway has become a significant contributor to the Group in both revenue and net profit.

The performance in traffic volume and toll income was generally in line with the latest forecast conducted by the Company's traffic consultant. This was despite a higher occurrence of partial road closure due to expressway traffic accidents as well as adverse weather conditions during the Expressway's first year of full operation.

Shida Road

Traffic volume on Shida Road benefitted from an increasingly enhanced expressway network, as well as persistent efforts by Shida Co in promoting the use of Shida Road through traffic radio broadcastings and installation of road signs. Average daily traffic volume on Shida Road grew by 65% to reach 6,767 vehicles, while toll income grew by 74.3% to reach RMB19.2 million.

Despite its toll income growth, Shida Co nevertheless recorded a loss of RMB5.0 million due to substantial interest payments and depreciation charges. The loss for the year was reduced by 67.9% as compared to the loss of approximately RMB15.6 million during the same period in 2000. The company is expected to break even by the end of 2002.

Other Businesses

In addition to carrying out advertising business along expressways through a subsidiary, the Group is also involved in the retail sale of petroleum products, as well as the design and marketing of logistics management and anti-counterfeiting systems through two associates, details of which are set out below.

Advertising Co

During the Period, Advertising Co further expanded advertising along the expressways operated by the Group through flexible pricing and incentive marketing strategies. Turnover from Advertising Co was approximately RMB21.2 million, representing an increase of approximately 46.2% over 2000.

Net profit realized by Advertising Co during the Period was approximately RMB7.3 million, representing a reduction of 43.0% over 2000. The reduction was due to the first time levy of enterprise income tax, from which the company has been exempted for the past two years.

Petroleum Co

With a new emphasis on retail sales of petroleum products, Petroleum Co was able to record a 21% growth in retail sales amid increasing retail competition and substantially reduced wholesale business.

However, mainly due to a revocation in corporate income tax exemptions which the Company had enjoyed over the past two years, Petroleum Co suffered a loss of approximately RMB10.4 million for the Period.



JoinHands Technology

Following the completion of a successful trial phase in Zhejiang Province, JoinHands Technology has begun to market its core-technology in logistics management and anti-counterfeiting systems in a number of other provinces with an aim of becoming a leading player in the market.

Turnover realized during the Period was approximately RMB24.9 million, while net profit was approximately RMB6.9 million, compared to RMB6.25 million and RMB0.25 million respectively in 2000.

Human Resources

As at December 31, 2001, the Group had a total of 1,959 employees, of whom 342 were administrative staff, 136 were engineering technicians, and 1,481 were toll collection and maintenance staff.

The Company has consistently strived to improve the overall quality of staff through active human resource management. The objective is reflected in its selective training courses organized for existing employees, as well as in its hiring practices.

Considering the need for well-rounded management staff, the Company will be conducting periodic rotations in management posts in 2002 to provide different exposures offered by the various positions.

Remuneration to staff is devised on a competitive basis, with dual emphasis on job performance and work experience. In addition, the Company has set up an incentive policy under which a portion of the bonus paid to middle and senior management relates to the price performance of the Company's shares.



Project Acquisition

In light of the favorable economic growth prospects and the potential growth in expressway traffic in Zhejiang Province, the Company remains focused in its development strategy of acquiring toll road projects within Zhejiang Province, with a preference for operational projects.

Through arm's length negotiations with relevant parties, the Company was able to successfully increase its stake in Jiaxing Co, which is the holding company of the Jiaxing section of the Shanghai-Hangzhou Expressway, details of which are set out below:

— On June 4, 2001, the Company entered into agreements to acquire a 2.1% and a 1.0% interest in the capital of Jiaxing Co from Jiaxing Xiuzhou Yitong Development Company (嘉興市秀洲區益通開發公司) and Jiashan County Yintong Company Limited (嘉善縣銀通有限公司) for a consideration of RMB63,249,984 and RMB30,119,040, respectively.

— Subsequently, on December 27, 2001, the Company entered into agreements to acquire a 1.5% and a 1.3% interest in the capital of Jiaxing Co from Haining Hengtong Development Company (海寧恒通開發公司) and Tongxiang Huatong Company (桐鄉市華通總公司) for a consideration of RMB44,620,800 and RMB38,671,400, respectively.

— And finally on January 18, 2002, the Company entered into an agreement to further acquire 9.9% interest in the capital of Jiaxing Co from Jiaxing Road and Bridge Construction and Development Company (嘉興市路橋建設開發公司) for a consideration of RMB303,700,000.

In addition to the above, the Company entered into an agreement on December 27, 2001 to acquire a 2% equity interest in Shangsan Co from Shengzhou Shangsan Development Company Limited (嵊州市上三發展有限公司) for a consideration of RMB57,600,000.

Through the above-mentioned transactions, the Company increased its stake in Jiaxing Co from 84.19% to 99.99% in aggregate, and in Shangsan Co from 61% to 63%, for a total consideration of RMB537,961,224.

Project under Construction

Construction work to expand a 44km section of the Shanghai-Hangzhou-Ningbo Expressway between Hongken and Guzhu from four lanes to six lanes progressed in accordance with the work schedule. During the Period, soft soil ground treatment and most of the roadbed buildup works were completed along the expansion route.

The Company took extensive measures to minimize inconveniences to road users brought on by the construction. As a result, the overall effect on the flow of traffic on existing lanes was not significant.

Financial Analysis

The Group adopts a financial policy characterized by being both proactive and prudent. The Directors and senior management review the Group's liability portfolio from time to time, and make adjustments whenever they deem necessary, to establish an effective and stable capital structure. In view of the Group's future profitability, the Directors and senior management also make prudent investment decisions from time to time with an aim to achieve long-term stable growth for the Group.

Return on Equity

The return on equity for the period (before charging the distributable dividends) is 8.2% (2000: 7.1%) representing an increase of 15.5% over the previous period:

	2001 **RMB mil.**	**2000** **RMB mil.**
Net profit attributable to shareholders	**760.6**	636.0
Shareholders' equity (proposed final dividend not deducted)	**9,289.1**	8,962.1
Return on equity	**8.2%**	7.1%

The growth in return on equity is mainly due to:

1. the opening of Shangsan Expressway to traffic;
2. the natural growth in vehicle flow on the Shanghai-Hangzhou-Ningbo Expressway;
3. the favourable classification policy for vehicles; and
4. a one-off net gain arising from the advance repayment of the World Bank loan amounting to RMB27.8 million.

Liquidity

As the Group is principally engaged in toll road operations, the Group generates strong and steady cash inflows from its ordinary operations.

	2001 **RMB mil.**	**2000** **RMB mil.**	**% Increase**
Daily average toll fee revenue	**4.8**	3.3	45.5%
Net cash inflow from operations	**1,603**	1,040	54.1%

The amount of trade receivables, other receivables and inventories of the Group is small. As at December 31, 2001, of the current assets of RMB1,950,483,000 in aggregate, trade receivables, other receivables and inventories represented approximately 6% (December 31, 2000: 6%).

The Company plans to raise approximately RMB1 billion by issuing not more than 300,000,000 A shares in the PRC.

As a result of these factors, in the opinion of the Board, the Group should not experience any liquidity problems in the foreseeable future.

Capital Expenditure Commitments

In 2001, the capital expenditure of the Group was approximately RMB560,000,000 of which the capital expenditure of the Company was approximately RMB210,000,000.

As at December 31, 2001, the Group and the Company planned that in 2002 and thereafter, there would be capital expenditure commitments of RMB2,589,625,000 and RMB2,068,945,000 respectively.

Details of Expenditure Commitments

	Group RMB mil.	Company RMB mil.
1st stage of the project to widen the Shanghai-Hangzhou-Ningbo Expressway (Hongken to Guzhu section)	273.6	273.6
2nd stage of the project to widen the Shanghai-Hangzhou-Ningbo Expressway (Shenshi to Hongken section)	860.0	860.0
Acquisition of additional 18.4% equity interest in Shangsan Co.	485.0	485.0
Remaining construction works of the Shangsan Expressway	485.3	—
Construction works under Contract No. 11 of the Shanghai-Hangzhou Expressway	35.4	—
Acquisition of additional stake in Shangsan Co	57.6	57.6
Acquisition of additional stake in Jiaxing Co	387.0	387.0
Others	5.7	5.7
Total	**2,589.6**	**2,068.9**

In particular, capital expenditure marked for 2002 and 2003 are RMB1,055.3 million and RMB350.0 million respectively for the Group.

The above capital expenditure will firstly be financed by the Group's internal financial resources, and any shortfall will be financed by new equity issue, bank loans and other appropriate means.

Capital Structure

The Group's capital structure as at December 31, 2001, and the comparative figures for the corresponding period in 2000 are as follows:

	2001		2000	
	RMB'000	**%**	**RMB'000**	**%**
Shareholders' equity	**9,289,081**	**64.2%**	8,962,135	61.4%
Fixed rate liabilities	**2,093,569**	**14.5%**	1,668,069	11.4%
Floating rate liabilities	**935,440**	**6.5%**	1,778,529	12.3%
Interest-free liabilities	**2,159,448**	**14.9%**	2,177,687	14.9%
Total	**14,477,538**	**100.0%**	14,586,420	100.0%
Gearing ratio 1		**55.9%**		62.8%
Gearing ratio 2		**15.3%**		18.0%

Note: Gearing ratio 1 represents the sum of fixed rate liabilities, floating rate liabilities and interest-free liabilities vs. the equity; gearing ratio 2 represents the total amount of the long-term liabilities vs. the equity.

The Directors believe that the current gearing ratio is relatively low, thus allowing room for obtaining debt financing for the future development of the Group.



Financial Resources and Financing Arrangements

As at December 31, 2001 the Group held RMB1,831,212,000 in cash and cash equivalents, time deposits and other short-term investments, details of which are set out below:

	December 31	
	2001	**2000**
	RMB'000	**RMB'000**
Cash and cash equivalent	**434,771**	1,323,513
RMB	**365,110**	390,449
US$ in RMB equivalent	**7,393**	932,337
Euro in RMB equivalent	**56,991**	0
HK$ in RMB equivalent	**5,277**	727
Time deposits	**384,255**	390,821
RMB	**260,579**	273,764
US$ in RMB equivalent	**92,731**	111,754
Euro in RMB equivalent	**24,259**	0
HK$ in RMB equivalent	**6,686**	5,303
Short term investments	**1,012,186**	377,965
RMB	**1,012,186**	377,965
Total	**1,831,212**	2,092,299
RMB	**1,637,875**	1,042,178
US$ in RMB equivalent	**100,124**	1,044,091
Euro in RMB equivalent	**81,250**	0
HK$ in RMB equivalent	**11,963**	6,030

The average interest rates during the period for bank deposits in Renminbi, US dollars, Euro and Hong Kong dollars were approximately 1.5%, 4.0%, 4.1% and 3.6% respectively.

Short-term Investments

Short-term investments in low risk marketable securities were carried out by the Group as part of its treasury management to maximize returns on funds temporarily idle while limiting investment risks.

As at December 31, 2001, the market value of the remaining short-term investments for the Group was RMB1,012,186,000. The distribution of investments is summarized as fllows:

	December 31	
	2001	2000
	RMB'000	RMB'000
Government bonds	**733,724**	156,525
Convertible bonds	**160,614**	99,485
Close-end equity investment funds	**97,810**	121,955
Open-end equity investment funds	**20,038**	—
Total	**1,012,186**	377,965

In 2001, profit before taxation derived from short-term investments was approximately RMB105,522,000 (2000: RMB153,566,000), and the corresponding average rate of return on investments was approximately 10% (2000: 12%).

Borrowings

As at December 31, 2001, the interest-bearing borrowings profile of the Group are summarized as follows:

		Maturity Profiles		
	Gross Amount RMB'000	Within 1 year RMB'000	2-5 years Inclusive RMB'000	Beyond 5 years RMB'000
Floating rates				
World Bank loan	935,440	77,809	296,692	560,939
Fixed rates				
Commercial bank loans	1,655,500	1,510,500	145,000	—
Policy loans	238,069	32,469	200,800	4,800
Corporate bonds	200,000	—	200,000	—
Total as at December 31, 2001	3,029,009	1,620,778	842,492	565,739
Total as at December 31, 2001	3,446,598	1,831,817	948,328	666,453

During the Period, the interest rates of all borrowings of the Group were not materially different to those in 2000. In particular, the floating rate of World Bank loans in US dollars ranged between 5.11% and 8.76%; the interest rate of commercial bank loans in Renminbi ranged between 5.022% and 5.643%, with the average interest rate of approximately 5.22%. The interest rate of policy loans in Renminbi ranged between 3% and 5.5% and the interest rate of corporate bonds was 3.78%. The average interest rate of all borrowngs of the Group was approximately 5.23% in 2001.

Ratio of Gains to Interests

The interest expenses for the Period was RMB218,045,000 (2000: RMB224,318,000) while the profit before tax but before interests was approximately RMB1,038,429,000 (2000: RMB849,659,000). The ratio of profit to interests was 4.8 (2000: 3.8).

	2001 RMB'000	2000 RMB'000
Profit before tax	**1,038,429**	849,659
Interest expenses	**218,045**	224,318
Ratio of profit to interests	**4.8**	3.8

Foreign Exchange Exposure

With the Company's advance repayment of the World Bank loan denominated in US dollars during 2001, as at December 31, 2001, the Group's liabilities in foreign currency mainly represent a World Bank loan borrowed for the construction of Shanghai-Hangzhou Expressway of approximately US$113 million.

In addition, the Company's dividends for H Shares are settled in HK dollars.

Currently, the exchange rate of RMB is stable and the Directors do not anticipate any material foreign exchange exposure to the Group. However, there can be no assurance that the foreign exchange exposure will not affect the operating results of the Group.

Contingent Liability

Other than a loan guarantee provided to a jointly-controlled entity, namely, Shida Co, of RMB30 million, the Group does not have any contingent liability as at December 31, 2001.

Pledges and Guarantees of Assets

As at December 31, 2001, the details of pledged and guaranteed assets of the Company are set out below:

The Company provided a guarantee of RMB200 million in respect of corporate bonds issued by Shangsan Co in November 2000. The maturity of the bonds is 3 years with an annual interest rate of 3.78%. The principal and the interest have to be paid in a lump sum when they fall due.

The Company has provided a guarantee of RMB565 million in respect of bank loans to Shangsan Co from February 2001 to July 2004, and has provided a guarantee of RMB30 million in respect of bank loans to Shida Co from September 2001 to September 2007 .

Shangsan Co has provided a guarantee of RMB280 million in respect of bank loans to the Company from February 2001 to February 2002.

Other than the guarantees above, the Company does not have any other guarantees and pledges of assets.

Restructuring of State-owned Shares

The transfer of 476,760,000 State-owned shares of the Company, representing approximately 11% of the issued share capital of the Company, from Provincial Investment Co to Huajian on December 28, 2000 was approved by the Ministry of Foreign Trade and Economic Cooperation of the PRC on December 26, 2001. Accordingly, Provincial Investment Co's interest in the issued capital of the Company is reduced from approximately 67% to 56%, while the remaining approximate 33% interest held by overseas investors remains unchanged.

Pursuant to a notice (Zhe Zheng Fa [2001] No. 42) issued by Zhejiang provincial government dated July 2, 2001, Provincial Investment Co will be replaced by Communications Investment Group, a newly formed State-owned enterprise under the provincial asset management authority, as the parent company holding approximately 56% of the issued share capital of the Company. The replacement of Provincial Investment Co by Communications Investment Group is subject to the approval of and registration with the relevant government authorities.

The change in the Company's parent company is part of a province-wide restructuring of State-owned assets by the Zhejiang provincial government aimed at improving the effectiveness in the management of designated State-owned assets. Details of the change were set out in the Company's announcement dated January 21, 2002.

The Hong Kong Securities and Futures Commission has confirmed that Communications Investment Group will not be obliged to make a general offer for all the issued shares of the Company upon the completion of the proposed change.

Level-I ADR Program

The Board authorized the establishment of a Level-I ADR program sponsored by the Company on October 30, 2001, with the aim of enhancing the liquidity of the Company's H Shares as well as broadening the Company's investor base.

The Company's sponsored Level-I ADR program is maintained by The Bank of New York, as depositary, pursuant to a deposit agreement dated February 14, 2002, among the Company, The Bank of New York, as depositary, and all owners and beneficial owners of ADRs representing deposited H Shares of the Company. No new shares of the Company will be issued in connection with the Level-I ADR program.

The Registration Statement in respect of the ADSs evidenced by the ADRs was declared effective by the U.S. Securities and Exchange Commission on February 14, 2002. The ADSs are traded on the over-the-counter market in the United States. Investors who wish to participate in the Company's ADR program are advised to consult with their professional advisors.

Proposed Issue of A Shares

The volatility of the Chinese stock market during the second half of 2001 resulted in the postponement of the Company's plan to issue not more than 300 million A Shares for the funding of the 1st and 2nd stages of the project to widen the Shanghai-Hangzhou-Ningbo Expressway.

The Board has resolved to seek a further approval from the shareholders of the Company for the plan in the upcoming annual general meeting scheduled to be held on April 30, 2002.

Outlook for 2002

2001 was an eventful year for China, capped with its successful entry into the World Trade Organization in November, a development that has been anticipated with both excitement and anxiety across the country.

Nowhere was the news more welcomed than in Zhejiang Province, where the economy is dominated by small to medium-sized non-State-owned enterprises eager to join the global competition.

While the forecast GDP growth rate for Zhejiang Province is slightly lower in 2002 when compared to the past few years, the growth rate in traffic volume on expressways operated by the Group overall is expected to be higher than the regional GDP growth rate.

With approximately 540km of expressways expected to be completed and opened to traffic in Zhejiang Province in 2002, more kilometers than any other single year before, the need for coordination and cooperation between the various independent expressway operators is stronger than ever.

The newly implemented integrated toll collection system, though not without problems and challenges such as the standardization of toll collection procedures among the different participants during its early stage of operation, is nevertheless expected to enhance further growth in traffic volume on the expressways by providing seamless transition for users who travel across different expressways.



The long awaited fuel tax may be implemented later in 2002. The move is structured to reduce government red tape by substituting the numerous administrative fees levied on vehicle owners with a flat surcharge on fuel consumption. This, combined with the immediate reduction in prices of both domestic and imported cars following China's accession to the World Trade Organization, will make owning a private car in China much more affordable than before, serving to boost traffic volume growth on the expressways.

The plan to build a new bridge across the Hangzhou Bay, linking the two major port cities of Shanghai and Ningbo, is reportedly to have obtained the central government's approval. Though no immediate impact is foreseen in the short-term on the expressways operated by the Group, the new bridge does have the potential to compete to a certain extent with the Shanghai-Hangzhou-Ningbo Expressway for traffic flow upon its completion.

The Company intends to take advantage of the improved investment environment resulting from the latest round of restructuring of State-owned assets. The Company will actively pursue potential projects to further expand its toll road portfolio within Zhejiang Province, while keeping a look out for suitable projects outside of the province.


浙江沪杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.








ZHEJIANG EXPRESSWAY CO., LTD.
2001 Annual Results Announcement

From left to right: Tony H. Zheng, Assistant Company Secretary; Xuan Daoguang, Deputy General Manager; Geng Xiaoping, Chairman; Wen Xinran, Chairman of Communications Investment Group; Fang Yunti, General Manager; Jiang Wenyao, Company Secretary

Frequently Asked Questions

Q: What impact does China's WTO accession have on the Company's business prospects?

A: While the WTO accession presents both opportunities and challenges for China as a whole, Zhejiang Province is poised to be one of the biggest beneficiaries of this development among the provinces due to its well-diversified economy, which is dominated by medium to small enterprises competitive on the world stage. The growth of the economy is expected to increase demand on the expressway networks in the province, thereby benefitting the toll road operations of the Company within Zhejiang Province.

Q: What is the Company's strategy for project acquisitions and what are the assessment criteria?

A: The Company remains focused on toll road projects, with a preference for completed and operational projects, located within Zhejiang Province and in other regions where there is good potential for growth in traffic volume.

The main criteria for any investment decision in the toll road sector would be the internal rate of return offered by the project. The exact rate is based on the Company's weighted average cost of capital as calculated from time to time.

Q: How does the Company manage its debt and cash, especially its short-term investment portfolios?

A: Due to the nature of investment in toll road projects as well as the need for a healthy gearing ratio, the Company maintains both a sizeable position in cash or cash equivalents, supported by its stable cash inflow from its business operations, and short-term borrowings.

As an integral part of its cash management strategy, the Company invests part of its cash in fully liquid short-term investments such as government bonds, corporate bonds, and equity investment funds. While the Company actively manages its short-term investments with prudence, the overriding factor is always to manage the risk of these investments.

Q: What is the Company's dividend policy?

A: The Company intends to distribute both interim dividends and final dividends every year, the actual amount of which will be determined each year. In general, the overall payment in dividends is expected to be around 40-60% of net profit attributable to shareholders.

Q: Does the Company have stock option plans or other share price-linked incentive schemes for its management?

A: At present, the Company does not have stock option plans for its management due to regulatory limitations. But the Company has set an incentive policy whereby a portion of the management's bonus can be linked with share price performance so that shareholders' interests can be more directly reflected.

Q: Who are the Communications Investment Group?

A: Communications Investment Group is a State-owned enterprise formed by the Zhejiang provincial government. As part of State-owned assets restructuring by the Zhejiang provincial government aimed at improving the effectiveness of management of designated State-owned assets, it is charged specifically to manage State-owned assets in the communications sector within Zhejiang Province.

In addition to holding stakes in numerous expressways, the Communications Investment Group also has interests in coastal and transoceanic transport as well as construction of transport facilities.



Corporate Governance

Pursuant to the "PRC Company Law" and other prevailing laws and regulations, the Company has adopted a dual system corporate governance structure. Under this structure, the Board of Directors is the decision making body of the Company, and with the assistance of management, manages the operations entrusted by the shareholders at the general meetings of the Company. The Supervisory Committee is the Company's supervisory body, whose duty is to determine whether the conduct of the Directors and the General Manager as well as other senior management members of the Company is in compliance with the laws and regulations and in the interests of the Company.

Board of Directors

The Board of Directors is the decision making body of the Company, and is accountable to the shareholders at the Company's general meetings. The Directors are elected by the shareholders, and their remuneration is also decided upon by the shareholders.

The Board of Directors of the Company comprise nine Directors, four of whom are Executive Directors, and five are Non-executive Directors. Among the five Non-executive Directors, three are Independent Non-executive Directors, representing one third of the Board of Directors. Independent Non-executive Directors do not take up any positions in the Company, and have no connections with shareholders. Accordingly, we believe that the existence of Independent Non-executive Directors is beneficial for maintaining the independence of the Board of Directors and shareholders vis-à-vis the management, and for ensuring that the Board of Directors can make prudent decisions.

There are also three specialized committees under the Board of Directors, namely, the Audit Committee, the Strategy Committee and the Nomination and Remuneration Committee which assist the Board of Directors in exercising its authorities and duties.

— **Audit Committee**

The Audit Committee comprises Non-executive Directors, the majority of whom are Independent Directors. The committee members hold meetings at least twice annually to review the completeness, accuracy and fairness of the Company's financial reports, and to discuss with the external auditors the nature and scope of the audit work before commencement of audit as well as to review the effectiveness of the internal control system of the Company.

— **Strategy Committee**

The Strategy Committee comprises Executive Directors. The principal duties of the Strategy Committee are to appraise the Company's medium to long-term development objectives, plans and strategies; to ensure that the plans and strategies are in compliance with the long-term interest of the shareholders, customers and staff of the Company and the community. For plans of significance and plans involving mergers and acquisitions, connected transactions or investments in new sectors, the committee will first review such plans before submission to the Board of Directors for decision making to ensure that the Board of Directors has sufficient information to make prudent decisions. The Strategy Committee is also responsible for the appraisal of the implementation of such plans and strategies.

— **Nomination and Remuneration Committee**

The Nomination and Remuneration Committee comprises three Independent Directors, whose principal duties are:

(1) To study the criteria and procedures in the selection of directors, general manager and other senior management, and to make proposals;

(2) To search for qualified candidates for the positions of directors, general manager and other senior management;

(3) To assess the suitability of candidates for the positions of directors, general manager and other senior management, and to make proposals;

(4) To review and supervise the salary and welfare schemes of the Company and the remuneration system for senior management members; to make recommendations to the Board of Directors on the principles of the Company's salary and welfare schemes, the service agreements and the remuneration system for the Company's executive Directors, General Manager and other senior management members; and to review and discuss the Share Option Plan, Retirement Plan and Long Service Bonus Plan of the Company.

Supervisory Committee

The Supervisory Committee is responsible to all shareholders for the supervision of the Company's finance, and the discharge of duties by the Company's Directors, General Manager and other senior management members to ensure compliance with the laws and regulations, and to safeguard the lawful interests of the Company and its shareholders. The Supervisory Committee comprises one shareholder representative, one staff representative and three independent supervisors, so as to ensure that the Supervisory Committee can exercise its duties independently and effectively.

The principal duties of the Supervisory Committee are to examine the Company's financial matters; to supervise the discharge of duties of the Company's Directors, General Manager and other senior management and to determine whether such discharge of duties is in violation of the laws and regulations or the Company's Articles of Association, and in the event that the actions of such personnel are harmful to the Company's interests, to request remedial actions; to audit financial information such as financial reports, operating reports and profit distribution which the Directors intend to submit to the shareholders at general meetings, and in the event of any reservations, to entrust a registered accountant or certified public auditor in the name of the Company to assist in re-auditing; to propose the convening of a shareholders' extraordinary general meeting, and to negotiate with the Directors or commence litigation against the Directors on behalf of the Company.

Shareholder

Being holders of shares in the Company, shareholders enjoy the rights conferred to them under relevant laws and regulations. The Company treats all shareholders equally, and encourages shareholders to participate in corporate governance. Shareholders have the right to access the relevant information and the right to participate in decision making on major issues of the Company.

Each shareholder has the right of speech and the right to vote at the shareholders' general meetings of the Company, except that on approving connected transactions, interested shareholders have to abstain from voting at the shareholders' general meetings.

The powers and duties of shareholders principally include :

(1) To decide on the operating directions and investment plans of the Company;

(2) To elect and remove Directors and Supervisors who are shareholders representatives, and to decide on remuneration in relation to Directors and Supervisors;

(3) To consider and approve the Report of the Board of Directors and the Report of the Supervisory Committee;

(4) To consider and approve the annual financial budget, the final accounts, the profit appropriation plans and the loss compensation plans;

(5) To make resolutions on the increase or reduction of the registered capital, mergers, separation, dissolution and winding up of the Company;

(6) To make resolutions on the Company's issue of bonds;

(7) To amend the Articles of Association;

(8) To consider resolutions proposed by shareholders representing shares with voting rights of 5% or over; and

(9) To make resolutions on the retention or termination of the Company's auditors.



Over the years, the Company has received various international accolades for its achievements in corporate governance.

Directors, Supervisors and Senior Management Profiles

Executive Directors



Mr. GENG Xiaoping, aged 53, is the Chairman of the Company. Mr. Geng graduated from the East China College of Political Science and Law in 1984. From 1979 to 1991, he held various positions at the People's Procuratorate of Zhejiang Province including Secretary, Division Chief and Deputy Procurator. In 1991, he was appointed Deputy Director of the Zhejiang Provincial Expressway Executive Commission, responsible for the business operation and administration of the expressway system in Zhejiang Province. Mr. Geng was the General Manager of the Company from March 1997 to March 2002, and has been Chairman since March 1997.



Mr. FANG Yunti, aged 52, senior engineer, is an Executive Director and the General Manager of the Company responsible for the overall management of the Company. Mr. Fang graduated from Qing Hua University and majored in automotive engineering in 1976. From 1983 to 1988, he was the Deputy General Manager of Zhejiang Province Automobile Transport Company. From 1988 to 1990, he was the Chief Engineer at the Provincial Road Transport Company. During the period from 1991 to 1996, he was the Deputy Chief and Chief of the Operating Administrative and Technical Equipment Divisions of the Zhejiang Provincial Expressway Executive Commission where his responsibilities included operation management and equipment management for the Shanghai-Hangzhou-Ningbo Expressway. Mr. Fang was the Deputy General Manager of the Company from March 1997 to March 2002. Mr. Fang has been a Director of the Company since 1997.



Mr. ZHANG Jingzhong, aged 38, senior lawyer, is an Executive Director and Deputy General Manager of the Company. Mr. Zhang graduated from Hangzhou University in July 1984 obtaining a Bachelor's degree in law. In 1984, he joined the Zhejiang Provincial Political Science and Law Policy Research Unit. From 1988 to 1994, he was the Associate Director of Hangzhou Municipal Foreign Economic Law Firm. In 1992, he obtained the qualifications required by the regulatory authorities in China to practice securities law. In January 1994, Mr. Zhang became Senior Partner at T&C Law Firm in Hangzhou. Mr. Zhang has been a Director since April 1997, and Secretary to the Board from April 1997 to June 2001.



Mr. XUAN Daoguang, aged 57, senior engineer, is an Executive Director and Deputy General Manager of the Company. Mr. Xuan graduated from Tong Ji University in 1967 with a degree in engineering, and majored in the construction and design of bridges and tunnels. Mr. Xuan has 31 years of experience in engineering maintenance with the Road Administration Division and has held positions such as Section Head and Head of the Road Administrative Division of Jinhua City. He has worked for the Zhejiang Provincial Expressway Executive Commission and was responsible for the administration of engineering work within Zhejiang Province, including repair and maintenance on the completed sections of the Shanghai-Hangzhou-Ningbo Expressway. Mr. Xuan has been a Director of the Company since March 1997.

Non-executive Directors



Mr. XIA Linzhang, aged 58, senior engineer, is a non-executive Director and member of the Audit Committee. Mr. Xia graduated from Jiao Zou Mining College. He was the head of Suichang Coal Mine, Standing Deputy Head and Head of Suichang County, Zhejiang Province. Mr. Xia was appointed Chief of the Planning and Finance Division of the Zhejiang Provincial Expressway Executive Commission and the Deputy General Manager and Financial Manager of Provincial Investment Co. Mr. Xia was the Chairman of the Supervisory Committee from March 1997 to February 2000.



Ms. ZHANG Chunming, aged 37, senior lawyer, is a non-executive Director and member of the Audit Committee. Ms. Zhang graduated from the East China College of Political Science and Law in Shanghai with a Bachelor's degree in law in 1986. From 1987 to 1994, she practiced as a lawyer with the Zhejiang Provincial Economics Law Firm in Hangzhou where her practice included financial, securities and property matters. Ms Zhang has also obtained the qualifications required by the regulatory authorities in China to practice securities law and, in 1994, she spent six months undergoing training in Hong Kong. Since 1994 she has been a Partner and Director of Zhejiang Shield Law Office. Ms. Zhang has been a Director of the Company since March 1997.

Independent Non-executive Directors



Dr. HU Hung Lick, Henry G.B.S. O.B.E. Ph.D. J.P., aged 82, is an independent non-executive Director and a member of the Audit Committee. Dr. Hu has been practicing as a barrister for over 45 years and is currently the President of Shue Yan College in Hong Kong, a member of the Standing Committee of the Chinese People's Political Consultative Congress and the China International Economic and Trade Arbitration Commission. Dr. Hu is also an adviser to the China Research Committee of Juvenile Delinquency. Dr. Hu has been an independent non-executive Director since March 1997.



Mr. TUNG Chee Chen, aged 59, Chairman of Orient Overseas (International) Limited, is an independent non-executive Director and the Chairman of the Audit Committee. Mr. Tung was educated at the University of Liverpool, England, where he received his Bachelor of Science degree. He later acquired a Master's degree in mechanical engineering at the Massachusetts Institute of Technology in the United States. He is currently a registered Professional Engineer in the State of California. Mr. Tung has been an independent non-executive Director since March 1997.



Mr. ZHANG Junsheng, aged 65, professor, is a member of the Audit Committee. Mr. Zhang graduated from Zhejiang University in 1958, and was a lecturer, an associate professor, an advising professor at the Zhejiang University, and a professor concurrently at, amongst other universities, the Zhongshan University. In 1980, he became the Deputy General Secretary of Zhejiang University. In 1983, Mr. Zhang served as Deputy General Secretary of the Hangzhou City Government. In 1985, he began to work for the Xinhua News Agency, Hong Kong Branch, and became its Deputy Director in 1987. Mr. Zhang took up the post of General Secretary of Zhejiang University in September 1998. In addition, Mr. Zhang is currently a Special Advisor to the Zhejiang Provincial Government, an Advisor to the Sichuan Provincial Government, and a Senior Advisor to the Shenzhen City Government. Mr. Zhang has been an independent non-executive Director of the Company since March 2000.

Supervisors



Mr. MA Kehua, aged 49, senior economist, is the Chairman and non-executive member of the Supervisory Committee. Mr. Ma graduated from Shanghai Railway Institute in 1977, after which he worked as an engineer at Shanghai Railway Bureau No. 1 Construction Company and the Plumbing and Electricity Section of Shanghai Railway Bureau, Hangzhou Branch. Mr. Ma was in charge of the Planning and Finance Division at the Zhejiang Local Railway Company, and became Deputy Division Chief and Division Chief of Zhejiang Jinwen Railway Executive Commission responsible for material supply since 1993. Mr. Ma took up the post of Deputy General Secretary of Zhejiang Construction and Investment Company in March 1999, and is currently the Deputy General Secretary of Provincial Investment Co.



Mr. NI Ciyun, aged 51, senior economist, is a member of the Supervisory Committee representing the staff and workers. Mr. Ni graduated from Tianjin University in 1976 majoring in mechanical manufacturing. He was a Deputy Manager and Manager at Zhejiang Jiaxing Shipping Company since 1981, Deputy Director of Jiaxing Communications Bureau in 1989, Director of Zhapu Port Executive Commission in 1990, Director of Jiaxing Zhapu Port Authority in 1992, and Deputy Director of Shanghai-Hangzhou-Ningbo Expressway Jiaxing Construction Executive Commission in 1993. Mr. Ni is currently the Chief Administrator of the Jiaxing Section of the Shanghai-Hangzhou-Ningbo-Expressway.



Mr. LU Fan, aged 46, senior economist, is an independent non-executive member of the Supervisory Committee. Mr. Lu has a Master's degree in economics and was an assistant researcher at the World Economy Research Institute of Zhejiang Social Science Academy. He became the Vice-Director of Zhejiang Asia-Pacific Research Institute in 1991. Mr. Lu joined Zhejiang Securities Co., Ltd. in 1994. He was the General Manager of the Investment Banking Division and is currently the Vice President of Zhejiang Securities Co., Ltd.



Mr. SUN Xiaoxia, aged 39, professor, is an independent non-executive member of the Supervisory Committee. Mr. Sun graduated from China Academy of Social Sciences (中國社會科學院) with a Doctor's degree in law. He worked as Assistant Lecturer, Lecturer, Assistant Professor, Professor and Tutor for graduate students at Hangzhou University, School of Law. Mr. Sun is currently Deputy Dean at the School of Law and Dean of the Department of Law, Zhejiang University. In addition, Mr. Sun is a lawyer with Zhejiang Zheda Law Firm, a standing member of China Jurisprudence Research Society, a standing member of China WTO Legal Research Society, a member of the International Society for Philosophy of Law and Social Philosophy ("IVR"), and a member of the IVR's China Branch.



Mr. ZHENG Qihua, aged 39, senior accountant, is an independent non-executive member of the Supervisory Committee. He is currently the Deputy General Manager of Zhejiang Pan-China Certified Public Accountants, and a guest professor at the Zhejiang Finance and Economics Institute. Mr. Zheng was among the first batch of Chinese registered accountants to obtain qualifications required for practicing accountancy involving securities in 1992. He has working and training experience in Hong Kong and Singapore, and he spent approximately six months working with the Listing Division of the China Securities Regulatory Commission during 1997 and 1998.



Report of the Directors

The Directors present their report and the audited financial statements of the Company and the Group for the year ended December 31, 2001.

Principal Activities

The principal activities of the Group comprise the design, construction, operation and management of high grade roads, as well as the development and operation of certain ancillary services, such as automobile servicing and fuel facilities. There were no changes in the nature of the Group's principal activities during the period.

Segment Information

During the period, the entire turnover and contribution to profit from operating activities of the Group was derived from Zhejiang Province in the PRC. Accordingly, a further analysis of the turnover and contribution to profit from operating activities by geographical area is not presented. However, an analysis of the Group's turnover and contribution to profit from operating activities by principal activity for the year ended December 31, 2001 is set out in note 4 to the financial statements.

Results and Dividends

The Group's profit for the year ended December 31, 2001 and the state of affairs of the Group and the Company at that date are set out in the financial statements on pages 59 to 105.

An interim dividend of RMB0.03 per share (approximately HK$0.0283) was paid on October 24, 2001. The Directors recommend the payment of a final dividend of RMB0.07 per share (approximately HK$0.0660) in respect of the year, to shareholders in the register of members on April 8, 2002. This recommendation has been incorporated into the financial statements as an allocation of retained earnings within capital and reserves in the balance sheet. Further details of this accounting treatment are set out in note 12 to the financial statements.

Summary Financial Information

The following is a summary of the published consolidated results, and of the assets and liabilities of the Group prepared on the basis set out in the notes below. The amounts for each of the 4 years ended December 31, 2000 in the summary have been adjusted for the effect of the retrospective changes in accounting policy affecting dividends, as detailed in note 2 to the financial statements.

Summary of the Group's Five Years Consolidated Results

				Year ended December 31	
	2001	2000	1999	1998	1997
Results	**RMB'000**	**RMB'000**	**RMB'000**	**RMB'000**	**RMB'000**
Turnover	**1,722,517**	1,188,604	1,050,498	655,069	463,692
Operating costs	**(392,535)**	(248,429)	(298,417)	(220,537)	(146,046)
Gross profit	**1,329,982**	940,175	752,081	434,532	317,646
Other revenue	**216,690**	242,888	167,528	234,573	197,034
Administrative expenses	**(88,487)**	(64,978)	(60,320)	(45,611)	(31,126)
Other operating expenses	**(18,236)**	(75,317)	(2,374)	(635)	(978)
Profit from operating activities	**1,439,949**	1,042,768	856,915	622,859	482,576
Finance costs	**(215,346)**	(197,083)	(172,922)	(94,741)	(110,350)
Share of profits of associates	**12,396**	40,584	22,559	18,982	—
Share of loss of a jointly-controlled entity	**(1,459)**	(6,517)	—	—	—
Profit before tax	**1,235,540**	879,752	706,552	547,100	372,226
Tax	**(363,970)**	(186,391)	(71,810)	(73,795)	(58,639)
Profit before minority interests	**871,570**	693,361	634,742	473,305	313,587
Minority interests	**(110,957)**	(57,360)	(86,431)	(68,914)	(17,255)
Net profit from ordinary activities attributable to shareholders	**760,613**	636,001	548,311	404,391	296,332
Earnings per share	**17.51 cents**	14.64 cents	12.62 cents	9.31 cents	7.77 cents

Summary of the Group's Five Years Assets and Liabilities

Assets and liabilities	2001 RMB'000	2000 RMB'000	1999 RMB'000	1998 RMB'000	1997 RMB'000
				Year ended December 31	
Total assets	**14,477,538**	14,586,420	13,925,688	12,993,990	11,466,377
Total liabilities	**3,685,828**	4,128,921	3,868,691	3,457,029	2,529,105
Minority interests	**1,502,629**	1,495,364	1,449,432	1,245,782	667,714
Net assets	**9,289,081**	8,962,135	8,607,565	8,291,179	8,269,558

Notes:

1. The consolidated results of the Group for the three years ended December 31, 2000, together with the pro forma consolidated results of the Group for the year ended December 31, 1997 have been extracted from the Company's 2000 annual report dated March 5, 2001, while those of the year ended December 31, 2001 were prepared based on the consolidated income statement as set out on page 60 of the financial statements.

2. The 2001 earnings per share is based on the net profit from ordinary activities attributable to shareholders for the year ended December 31, 2001 of RMB760,613,000 (2000: RMB636,001,000) and the 4,343,114,500 shares (2000: 4,343,114,500 shares) in issue during the period.

Major Customers and Suppliers

The five largest customers and suppliers contributed less than 30% of the total toll revenue and purchases, respectively, of the Group during the period. Accordingly, a corresponding analysis of major customers and suppliers is not presented.

Connected Transactions

Details of the connected transactions of the Group (the "Connected Transactions") carried out during the period, for which the Hong Kong Stock Exchange has granted a waiver from compliance with Chapter 14 of the Listing Rules pursuant to its letter of March 10, 2000, are disclosed in note 39 to the financial statements.

The independent non-executive Directors have reviewed the Connected Transactions and confirmed that, during the period from January 1, 2001 to December 31, 2001, such transactions were:

(i) carried out in accordance with the terms of the agreements governing each respective transaction in question;

(ii) entered into in the usual and ordinary course of business of the Company; and

(iii) entered into on normal commercial terms and are fair and reasonable so far as the shareholders of the Company are concerned.

Ernst & Young, the auditors of the Company (as required by the Stock Exchange in its letter of March 10, 2000), have also reviewed the said transactions and have confirmed that the independent non-executive Directors have given their approval of these transactions and that they were carried out by the Company in accordance with the terms of the agreements governing each respective transaction during the period from January 1, 2001 to December 31, 2001.

Fixed Assets

Details of movements in the fixed assets of the Company and the Group are set out in note 14 to the financial statements.

Capital Commitments

Details of the capital commitments of the Company and the Group as at December 31, 2001 are set out in note 36 to the financial statements.

Reserves

Details of movements in the reserves of the Company and the Group during the period are set out in note 34 to the financial statements.

Distributable Reserves

As at December 31, 2001, the Company's reserves available for distribution by way of cash or in kind, calculated in accordance with relevant rules and regulations, amounted to RMB634,528,000. In addition, in accordance with the Company Law of the PRC, the amount of approximately RMB3,638,229,000 standing to the credit of the Company's share premium account as prepared in accordance with the PRC accounting standards was available for distribution by way of capitalisation issues.

Substantial Shareholders

As at December 31, 2001, the following shareholders held 10% or more of the share capital of the Company according to the register of interests in shares required to be kept by the Company pursuant to Section 16(1) of the Securities (Disclosure of Interest) Ordinance ("SDI Ordinance"):

The Group's Substantial Shareholders

Name	Number of shares	Percentage
Provincial Investment Co*	2,432,500,000 (domestic shares)	56.01%
Huajian	476,760,000 (domestic shares)	10.98%
HKSCC Nominees Limited	1,397,795,499 (H Shares)	32.18%

* To be replaced by Communications Investment Group

Save as disclosed above, no person had registered an interest in the share capital of the Company that was required to be recorded pursuant to Section 16(1) of the SDI Ordinance.

Purchase, Sale or Redemption of the Listed Securities of the Company

Neither the Company nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the period.

Trust Deposits

As at December 31, 2001, the Company did not have any trust deposits, nor any time deposits with any financial institution in the PRC. Other than the deposit of HK$4,956,000 (equivalent to RMB5,257,000 approximately) placed in a non-bank financial institution in Hong Kong, all of the Company's deposits have been placed with commercial banks in the PRC. The Company has not encountered any difficulty in the withdrawal of funds.

Directors

The Directors of the Company during the period were:

Executive Directors

Mr. Geng Xiaoping
Mr. Fang Yunti
Mr. Zhang Jingzhong
Mr. Xuan Daoguang

Non-executive Directors

Mr. Xia Linzhang
Ms. Zhang Chunming

Independent Non-executive Directors

Dr. Hu Hung Lick, Henry
Mr. Tung Chee Chen
Mr. Zhang Junsheng

Change in Directors and Senior Management

At the meeting of the Directors held on March 13, 2002, the Directors resolved to accept the proposal by Mr. Xia Linzhang to resign from his current directorship, and submit his proposal for approval by the shareholders of the Company at the upcoming annual general meeting; the Directors also resolved to accept the proposal to elect Ms. Zhang Yang to be a non-executive (external) director of the Company, and to submit the proposal for approval by the shareholders of the Company at the upcoming annual general meeting.

At the same board meeting, the Directors resolved to accept Mr. Geng Xiaoping's proposal to resign from the post of General Manager of the Company, and resolved to appoint Mr. Fang Yunti as General Manager of the Company, and Mr. Zhang. Jingzhong as Deputy General Manager of the Company. The terms of office for Mr. Fang and Ms. Zhang is from March 14, 2002 to February 28, 2003. Mr. Geng continues to serve as Chairman of the Company.

Directors' and Supervisors' Service Contracts

Each of the Executive Directors and one supervisor of the Company has entered into a service agreement with the Company, with effect from February 28, 2000, for a term of three years.

Save as disclosed above, none of the Directors and Supervisors has entered into any service contract with the Company which is not determinable by the Company within one year without payment of compensation other than statutory compensation.

Directors' and Supervisors' Interests in Contracts

None of the Directors or Supervisors had any material interest, whether direct or indirect, in any contract of significance to which the Company, or any of its subsidiaries, fellow subsidiaries or its holding company was a party, at the end of the year or at any time during the year.

Directors' and Supervisors' Interests in Shares

As at December 31, 2001, none of the Directors, Supervisors or their associates had any personal, family, corporate or other interests in any equity or debt securities of the Company or any associated corporations (as defined in the SDI Ordinance) as recorded in the register maintained by the Company pursuant to Section 29 of the SDI Ordinance or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transaction by Directors of Listed Companies.

Directors' and Supervisors' Rights to Subscribe for Shares or Debentures

At no time during the year was the Company or any of its subsidiaries, jointly-controlled entities, associates or fellow subsidiaries or its holding company a party to any arrangement enabling any Directors or Supervisors or their spouses or children under the age of 18 to acquire benefits by means of the acquisition of shares in, or debentures of the Company or any other body corporate. No rights to subscribe for shares in, or debentures of the Company have been granted by the Company to, nor have any such rights been exercised by, any person during the year and up to the date of this report.

Pension Scheme

As required by the state regulations of the PRC, the Group participates in a defined contribution pension scheme organised by local social security authorities. Under the scheme, all employees are entitled to an annual pension equal to a fixed proportion of the average basic salary amount within the geographical area of their last employment at their retirement date. The Group is required to make contributions to local social security authorities at rates ranging from 20% to 22.5% of the average basic salaries of the previous year within the geographical area where the employees are under employment with the Group. The Group has no obligation for the payment of pension benefits beyond such annual contributions to the registered insurance companies. When an employee leaves the scheme, the Group is not entitled to forfeit any amount of the contributions that it has previously made. Hence, no forfeited contribution was used by the Group to reduce the level of its contributions during the period. During the period, contributions to registered insurance companies made by the Group under the defined contribution retirement scheme amounted to RMB6,900,000 (2000: RMB4,358,000).

Pre-emptive Rights

There is no provision for pre-emptive rights in the Company's articles of association or the laws of the PRC, which would require the Company to offer new shares on a pro rata basis to existing shareholders.

Taxation of the United Kingdom

An individual holder of H Shares who is resident and domiciled in the UK will, in general, be liable to UK income tax on dividends received from the Company. Where such an individual receives dividends from the Company without deduction of tax the amount included as income for the purposes of computing his or her UK tax liability is the gross amount of the dividend and this is taxed at the appropriate marginal rate (currently 10% in the case of a basic rate or lower rate taxpayer and 32.5% in the case of a higher rate taxpayer). Where tax is withheld from the dividend, credit will be given against UK income tax for any tax withheld from the dividend up to the amount of the UK income tax liability. The Company would assume responsibility for withholding tax at source within the PRC if such a withholding is required. The current UK-Chinese Double Taxation Agreement provides that the maximum withholding tax on dividends from Chinese resident companies paid to UK residents is 10% of the gross dividend.

UK resident holders of H Shares who are individuals not domiciled within the UK will only be liable to income tax on a dividend from the Company to the extent that it is remitted to the UK.

A holder of H Shares which is a UK tax resident company will, in general, be liable to UK corporation tax on dividends received from the Company, with double tax relief available for withholding tax suffered. In certain cases (not discussed here), a holder of H Shares which is a UK tax resident company may be entitled to relief for "underlying" tax paid by the Company or its subsidiaries.

Accommodation Benefits for Employees

According to the relevant rules and regulations in the PRC, the Group and its employees are each required to make contributions to an accommodation fund to local social security authorities, which are in proportion to the salaries and wages of the employees at an average rate of 7%. There are no further obligations beyond the contribution to the accommodation fund organised by local social security authorities. In 1998, in addition to the contributions made to the accommodation fund, the Company purchased apartments for a sum of RMB19 million and made a provision of RMB15.3 million in that year for the estimated loss on their disposal. As at December 31, 2001, all the apartments have been disposed and cumulative proceeds of RMB4.3 million have been received from its employees.

Save as disclosed above, the Company did not own any staff quarters nor dispose of any staff quarters during the period.

Subsequent Events

Details of the significant subsequent events of the Group are set out in note 40 to the financial statements.

Compliance with the Code of Best Practice

Only one full board meeting of the Directors was held by the Company during the year as opposed to no less than one such meetings every six months recommended by paragraph 1 of the Code of Best Practice set out in Appendix 14 to the Listing Rules (the "Code"). Except for the above, the Directors are of the opinion that the Company has complied with the Code throughout the accounting period covered by the annual report.

Audit Committee

The Company has an audit committee which was established in accordance with the requirement of the Code, for the purpose of reviewing and providing supervision over the Group's financial reporting process and internal controls. The audit committee comprises three independent non-executive Directors and two non-executive Directors.

Auditors

Ernst & Young will retire and a resolution for their reappointment as international auditors of the Company will be proposed at the forthcoming annual general meeting.

Gratitude

The Board would like to take this opportunity to express its gratitude to Mr. Geng Xiaoping who served as General Manager until March 13, 2002 for his contribution to the Company.

ON BEHALF OF THE BOARD
Geng Xiaoping
Chairman

Hangzhou, Zhejiang Province, the PRC
March 13, 2002



Report of the Supervisory Committee

In compliance with the Company Law of the PRC, the Company's Articles of Association and the Regulations of the Supervisory Committee, the five-member committee earnestly discharged its statutory supervisory duties, safeguarding the lawful interests of the shareholders of the Company. The main tasks of the Committee in 2001 included, among others, attending board meetings; advising on important issues such as the Company's investment decisions and dividend policies; participating in major functions of the Company, and through other means, understanding and monitoring the conduct of the Directors, General Manager and other senior officers in business management; carefully reviewing the financial position of the Company, discussing and reviewing the financial statements and dividend distribution proposal to be submitted by the Board to the annual general meeting.

The Committee concludes that the Directors, General Manager and other senior officers of the Company have adopted steady development strategies in 2001, focusing on the principal business operations, obtaining sustained growth in operating results and providing good returns to shareholders, and have expanded the influence of the Company in the international capital market through the establishment of the Level-I ADR program. The efforts of the Board and management in corporate governance have obtained recognition and approval from investors, and this has consolidated the positive corporate image of the Company in both domestic and overseas capital markets.

The Committee has examined the financial statements of the Company for 2001 prepared to be submitted by the Board to the annual general meeting, and concluded that the statements accurately reflected the Company's operating results and asset position in 2001 and were in compliance with relevant laws and regulations and the Company's Articles of Association. Although the dividend payout ratio in 2001 was lower than that of the previous year, the ratio is still relatively high, providing appropriate cash return to shareholders. We, therefore, endorse this profit distribution proposal, and recommend shareholders to approve the proposal at the forthcoming annual general meeting.

The Committee reviewed the Report of the Directors to be submitted to the annual general meeting, and consider it to be a fair representation of the Company's actual situation. In the course of the Company's business operations, the members of the Board, General Manager and other senior officers of the Company observed their fiduciary duties and worked diligently while exercising their rights or discharging their duties. We did not find any abuse of power or infringement of the interests of shareholders and employees.

The Committee is satisfied with the accomplishments attained by the Company in its various tasks.

By the Order of the Supervisory Committee
Ma Kehua
Chairman of the Supervisory Committee

March 12, 2002







Report of the International Auditors



To the shareholders
Zhejiang Expressway Co., Ltd.
(Established in the People's Republic of China with limited liability)

We have audited the financial statements on pages 59 to 105 which have been prepared in accordance with accounting principles generally accepted in Hong Kong. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's directors, as well as evaluating of the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at December 31, 2001 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Ernst & Young
Certified Public Accountants

Hong Kong
March 13, 2002

Consolidated Income Statement

Year ended December 31, 2001

	Notes	2001 RMB'000	2000 RMB'000 (Restated)
TURNOVER	5	**1,722,517**	1,188,604
Operating costs		**(392,535)**	(248,429)
Gross profit		**1,329,982**	940,175
Other revenue	5	**216,690**	242,888
Administrative expenses		**(88,487)**	(64,978)
Other operating expenses		**(18,236)**	(75,317)
PROFIT FROM OPERATING ACTIVITIES	6	**1,439,949**	1,042,768
Finance costs	7	**(215,346)**	(197,083)
Share of profits of associates		**12,396**	40,584
Share of loss of a jointly-controlled entity		**(1,459)**	(6,517)
PROFIT BEFORE TAX		**1,235,540**	879,752
Tax	8	**(363,970)**	(186,391)
PROFIT BEFORE MINORITY INTERESTS		**871,570**	693,361
Minority interests		**(110,957)**	(57,360)
NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS	9	**760,613**	636,001
DIVIDENDS	12		
Interim		**(130,293)**	(86,862)
Proposed final		**(304,018)**	(304,018)
		(434,311)	(390,880)
EARNINGS PER SHARE	13	**17.51 cents**	14.64 cents

Consolidated Statement of Recognised Gains and Losses

Year ended December 31, 2001

	Notes	2001 RMB'000	2000 RMB'000
Net profit from ordinary activities attributable to shareholders		**760,613**	636,001
Total recognised gains and losses		**760,613**	636,001
Goodwill eliminated directly against reserves	34	**—**	(20,844)
		760,613	615,157

Consolidated Balance Sheet

December 31, 2001

	Notes	2001 RMB'000	2000 RMB'000 (Restated)
NON-CURRENT ASSETS			
Fixed assets	14	**12,031,012**	11,681,806
Interest in a jointly-controlled entity	16	**54,082**	57,126
Interests in associates	17	**156,909**	167,316
Expressway operating rights	18	**223,345**	232,045
Long term investments	19	**32,867**	32,867
Long term receivables	20	**9,030**	6,450
Goodwill	21	**19,810**	—
		12,527,055	12,177,610
CURRENT ASSETS			
Short term investments	19	**1,012,186**	377,965
Inventories		**1,274**	718
Trade receivables	22	**54,219**	19,202
Other receivables	23	**63,778**	296,591
Cash and cash equivalents	24	**819,026**	1,714,334
		1,950,483	2,408,810
CURRENT LIABILITIES			
Trade payables	25	**240,818**	204,559
Profits tax payable		**95,229**	103,022
Other taxes payable		**23,219**	17,003
Other payables and accruals	26	**157,326**	313,504
Interest-bearing bank and other borrowings	27	**1,620,778**	1,831,817
		2,137,370	2,469,905
NET CURRENT LIABILITIES		**(186,887)**	(61,095)
TOTAL ASSETS LESS CURRENT LIABILITIES		**12,340,168**	12,116,515
NON-CURRENT LIABILITIES			
Interest-bearing bank and other loans	28	**1,208,231**	1,414,781
Long term bonds	29	**200,000**	200,000
Other long term liabilities		**8,694**	1,134
Deferred tax	32	**131,533**	43,101
		1,548,458	1,659,016
Minority interests		**1,502,629**	1,495,364
		9,289,081	8,962,135
CAPITAL AND RESERVES			
Issued capital	33	**4,343,115**	4,343,115
Reserves	34	**4,641,948**	4,315,002
Proposed final dividend	12	**304,018**	304,018
		9,289,081	8,962,135

Geng Xiaoping
Director

Fang Yunti
Director

Consolidated Cash Flow Statement

Year ended December 31, 2001

	Notes	2001 RMB'000	2000 RMB'000
NET CASH INFLOW FROM OPERATING ACTIVITIES	35(a)	**1,603,180**	1,040,303
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE			
Interest received		**59,869**	67,253
Interest paid		**(260,878)**	(254,312)
Dividends paid		**(434,311)**	(260,587)
Dividends paid to minority interests		**(31,177)**	(33,324)
Dividends from an associate		**6,620**	8,302
Exchange gains realised arising on the advance repayment of the World Bank loan		**53,172**	—
Net cash outflow from returns on investments and servicing of finance		**(606,705)**	(472,668)
TAX			
Taxes paid and refunded, net		**(276,904)**	(99,805)
INVESTING ACTIVITIES			
Proceeds from disposal of fixed assets		**1,400**	—
Additions to fixed assets		**(29,471)**	(72,469)
Additions to construction in progress		**(441,630)**	(1,126,911)
Decrease in time deposits		**311,721**	27,131
Decrease/(increase) in short term investments		**(634,221)**	705,429
Acquisition of additional interests in existing subsidiaries		**(93,368)**	(172,800)
Acquisition of an associate		**—**	(18,500)
Decrease in investment in an associate		**—**	100,000
Net cash outflow from investing activities		**(885,569)**	(558,120)
NET CASH OUTFLOW BEFORE FINANCING ACTIVITIES		**(165,998)**	(90,290)
FINANCING ACTIVITIES	35(b)		
New bank and other loans		**3,113,850**	2,732,281
Repayment of bank and other loans		**(3,531,439)**	(2,645,580)
Minority interests		**—**	176,381
Issue of bonds		**—**	200,000
Net cash inflow/(outflow) from financing activities		**(417,589)**	463,082
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		**(583,587)**	372,792
Cash and cash equivalents at beginning of year		**1,323,513**	950,721
CASH AND CASH EQUIVALENTS AT END OF YEAR		**739,926**	1,323,513
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS			
Cash and bank balances		**434,771**	320,304
Time deposits with original maturity of less than three months when acquired		**305,155**	1,003,209
		739,926	1,323,513

Balance Sheet

December 31, 2001

	Notes	2001 RMB'000	2000 RMB'000 (Restated)
NON-CURRENT ASSETS			
Fixed assets	14	**5,202,986**	5,095,680
Interests in subsidiaries	15	**3,617,048**	3,549,568
Interest in a jointly-controlled entity	16	**64,359**	64,910
Interests in associates	17	**126,500**	126,500
Expressway operating rights	18	**175,644**	182,578
Long term investments	19	**30,000**	30,000
Long term receivables	20	**9,030**	6,450
		9,225,567	9,055,686
CURRENT ASSETS			
Short term investments	19	**715,876**	180,294
Inventories		**610**	454
Trade receivables	22	**54,196**	19,202
Other receivables	23	**58,640**	190,234
Cash and cash equivalents	24	**333,420**	1,340,260
		1,162,742	1,730,444
CURRENT LIABILITIES			
Trade payables	25	**84,269**	13,118
Profits tax payable		**50,429**	23,020
Other taxes payable		**10,225**	4,353
Other payables and accruals	26	**89,288**	224,104
Interest-bearing bank and other borrowings	27	**990,500**	1,320,376
		1,224,711	1,584,971
NET CURRENT ASSETS/(LIABILITIES)		**(61,969)**	145,473
TOTAL ASSETS LESS CURRENT LIABILITIES		**9,163,598**	9,201,159
NON-CURRENT LIABILITIES			
Interest-bearing bank and other loans	28	**100,000**	288,526
Deferred tax	32	**62,261**	21,655
		162,261	310,181
		9,001,337	8,890,978
CAPITAL AND RESERVES			
Issued capital	33	**4,343,115**	4,343,115
Reserves	34	**4,354,204**	4,243,845
Proposed final dividend	12	**304,018**	304,018
		9,001,337	8,890,978

Geng Xiaoping
Director

Fang Yunti
Director

December 31, 2001

1. Corporate Information

Zhejiang Expressway Co., Ltd. was established on March 1, 1997. The H shares of the Company ("H Shares") were subsequently listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on May 15, 1997.

All of the H Shares of the Company were admitted to the Official List of the United Kingdom Listing Authority (the "Official List"). Dealings on the London Stock Exchange commenced on May 5, 2000.

On July 18, 2000, with the approval of the Ministry of Foreign Trade and Economic Co-operation of the People's Republic of China (the "PRC"), the Company changed its business registration into a Sino-foreign joint stock limited company.

On February 27, 2001, trading of the H Shares of the Company on the Berlin Stock Exchange commenced following a secondary listing on the Unofficial Regulated Market of the exchange.

On February 14, 2002, the United States Securities and Exchange Commission, following approval by the board of directors and the China Securities Regulatory Commission, declared the registration statement in respect of the ADSs evidenced by the ADRs representing deposited H Shares of the Company effective.

The registered office of the Company is located at 19/F, Zhejiang World Trade Centre, 15 Shuguang Road, Hangzhou, Zhejiang Province, the PRC. During the year, the Group was involved in the following principal activities:

(a) the design, construction, operation, maintenance and management of high grade roads; and

(b) the development and operation of certain ancillary services such as technical consultation, automobile servicing and fuel facilities.

In the opinion of the Directors, the ultimate holding company of the Company is Zhejiang Communications Investment Group Co., Ltd. (the "Communications Investment Group"), a State-owned enterprise established in the PRC.

Zhejiang Provincial High Class Highway Investment Co., Ltd. (the "Provincial Investment Co") was replaced by the Communications Investment Group as part of the restructuring of the Zhejiang Government. The Communications Investment Group was incorporated on December 29, 2001. As such, the Communications Investment Group was considered by the Directors of the Company as the ultimate holding company of the Company, which owns approximately 56% of the shares of the Company.

2. Impact of New/Revised Statements of Standard Accounting Practice ("SSAPs")

The following SSAPs and related interpretations have been adopted for the first time in the preparation of the current year's consolidated financial statements:

- SSAP 9 (Revised) — Events after the balance sheet date
- SSAP 14 (Revised) — Leases
- SSAP 18 (Revised) — Revenue
- SSAP 26 — Segment reporting
- SSAP 28 — Provisions, contingent liabilities and contingent assets
- SSAP 29 — Intangible assets
- SSAP 30 — Business combinations
- SSAP 31 — Impairment of assets
- SSAP 32 — Consolidated financial statements and accounting for investment in subsidiaries
- Interpretation 12 — Business combinations — subsequent adjustment of fair values and goodwill initially reported
- Interpretation 13 — Goodwill — continuing requirements for goodwill and negative goodwill previously eliminated against/credited to reserves

SSAP 9 (Revised) prescribes which type of events occurring after the balance sheet date require adjustment to the financial statements, and which require disclosure but no adjustment. Its principal impact on these financial statements is that the proposed final dividend which is not declared and approved until after the balance sheet date, is no longer recognised as a liability at the balance sheet date, but is disclosed as an allocation of retained earnings on a separate line within the capital and reserves section of the balance sheet. The prior year adjustment arising from the adoption of this revised SSAP is detailed in note 12 to the financial statements.

SSAP 14 (Revised) prescribes the basis for lessor and lessee accounting for finance and operating leases, and the required disclosures in respect thereof. Certain amendments have also been made to the previous accounting treatments, which may be accounted for retrospectively or prospectively in accordance with the requirements of the SSAP. The revised SSAP requirements have not had a material effect on the amounts previously recorded in the financial statements, therefore no prior year adjustment has been required.

SSAP 18 (Revised) prescribes the recognition of revenue and was revised as a consequence of the revision to SSAP 9 described above. Proposed final dividends from subsidiaries that are declared and approved by the subsidiaries after the balance sheet date are no longer recognised in the Company's own financial statements for the year. The adoption of the SSAP has no material impact on these financial statements.

2. Impact of New/Revised Statements of Standard Accounting Practice ("SSAPs") (Continued)

SSAP 26 prescribes the principles to be applied for reporting financial information by segment. It requires management to assess whether the Group's predominant risks or returns are based on business segments or geographical segments and determine one of these bases to be the primary reporting format, with the other as the secondary segment information reporting format. The impact of the SSAP is the inclusion of significant additional segment reporting disclosures which are set out in note 4 to these financial statements.

SSAP 28 prescribes the recognition criteria and measurement bases to apply to provisions, contingent liabilities and contingent assets, together with the required disclosures. These amendments do not have a material impact on these financial statements.

SSAP 29 prescribes the recognition and measurement criteria for intangible assets, together with the disclosure requirements. The adoption of this SSAP has resulted in no change to the previously adopted accounting treatment for intangible assets and the additional disclosures that it requires have not been significant for these financial statements. The SSAP does, however, require that impairment losses on intangible assets be aggregated with the accumulated amortisation, whereas previously they were deducted from the cost of the relevant asset. This disclosure reclassification has had no effect on the net carrying amount of intangible assets in the balance sheet.

SSAP 30 prescribes the accounting treatment for business combinations, including the determination of the date of acquisition, the method for determine the fair value of the assets and liabilities acquired, and the treatment of goodwill or negative goodwill arising on acquisition. The SSAP requires the disclosure of goodwill on future acquisitions in the non-current assets section of the balance sheet, and that such goodwill is amortised to the income statement over its estimated useful life. Interpretation 13 prescribes the application of SSAP 30 to goodwill arising from acquisition in previous years which remains eliminated against reserves. The adoption of the SSAP and Interpretation has not resulted in a prior year adjustment, for the reasons detailed in note 21 to the financial statements.

SSAP 31 prescribes the recognition and measurement criteria for impairments of assets. The SSAP is required to be applied prospectively and therefore, has had no effect on amounts previously reported in prior year financial statements.

SSAP 32 prescribes the accounting treatment and disclosures for the preparation and presentation of consolidated financial statements, and has had no significant impact on the preparation of these financial statements.

2. Impact of New/Revised Statements of Standard Accounting Practice ("SSAPs") (Continued)

In addition to the above new and revised SSAPs and related Interpretations, certain minor revisions to the following SSAPs are effective for the first time for the current year's financial statements:

- SSAP 10: "Accounting for investments in associates"
- SSAP 17: "Property, plant and equipment"
- SSAP 21: "Accounting for interests in joint ventures"

The only significant effect of these revisions is that SSAP 17 requires that impairment losses on fixed assets be aggregated with accumulated depreciation in note 14 to the financial statements, whereas previously they were deducted from the cost of the relevant assets in the balance sheet. The minor revisions to SSAP 10 and SSAP 21 have no material impact on these financial statements.

3. Summary of Significant Accounting Policies

Basis of preparation

These financial statements have been prepared in accordance with Hong Kong Statements of Standard Accounting Practice ("HK SSAP"), accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, modified with respect to the measurement of investments in securities, as further explained below.

Basis of consolidation

The consolidated financial statements include the audited financial statements of the Company and its subsidiaries for the year ended December 31, 2001. The results of subsidiaries acquired or disposed of during the year are consolidated from or to their effective dates of acquisition or disposal, respectively. All significant intercompany transactions and balances are eliminated on consolidation.

3. Summary of Significant Accounting Policies (Continued)

Subsidiaries

A subsidiary is a company whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities.

Interests in subsidiaries are stated at cost less any impairment losses.

Jointly-controlled entities

A jointly-controlled entity is a joint venture company which is subject to joint control, resulting in none of the participating parties having unilateral control over the economic activity of the jointly-controlled entity.

The Group's share of the post-acquisition results and reserves of jointly-controlled entities is included in the consolidated income statement and consolidated reserves, respectively. The Group's interests in jointly-controlled entities are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting less any impairment losses.

The results of jointly-controlled entities are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in jointly-controlled entities are treated as long term assets and are stated at cost less any impairment losses.

Associates

An associate is a company, not being a subsidiary or a joint venture, in which the Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

The Group's share of the post-acquisition results and reserves of associates is included in the consolidated income statement and consolidated reserves, respectively. The Group's interests in associates are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses.

The results of associates are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in associates are treated as long term assets and are stated at cost less any impairment losses.

3. Summary of Significant Accounting Policies (Continued)

Goodwill

Goodwill arising on acquisition of subsidiaries, associates and jointly-controlled entities represents the excess of the cost of the acquisition over the Group's share of the fair values of the identifiable assets and liabilities acquired as at the date of acquisition.

Goodwill arising on acquisitions is recognised in the balance sheet as an asset and amortised on straight-line basis over its estimated useful life of ten years. In the case of associates and joint-controlled entities, any unamortised goodwill is included in the carrying amount thereof, rather than as a separately identified asset on the consolidated balance sheet.

In prior years, goodwill arising on acquisitions was eliminated against reserves in the year of acquisition. The Group has adopted the transitional provision of SSAP 30 that permits goodwill on acquisitions which occurred prior to January 1, 2001, to remain eliminated against reserves. Goodwill on subsequent acquisitions is treated according to the new accounting policy above.

On disposal of subsidiaries, associates or jointly-controlled entities, the gain or loss on disposal is calculated by reference to the net assets at the date of disposal, including the attributable amount of goodwill which remains unamortised and any relevant reserves, as appropriate. Any attributable goodwill previously eliminated against reserves at the time of acquisition is written back and included in the calculation of the gain or loss on disposal.

The carrying amount of goodwill, including goodwill remaining eliminated against reserves, is reviewed annually and written down for impairment when it is considered necessary. A previously recognised impairment loss for goodwill is not reversed unless the impairment loss was caused by a specific external event of an exceptional nature that was not expected to recur, and subsequent external events have occurred which have reversed the effect of that event.

3. Summary of Significant Accounting Policies (Continued)

Fixed assets and depreciation

Fixed assets, other than construction is progress, are stated at cost less accumulated depreciation and any impairment losses. The cost of an asset comprises its purchase price, costs transferred from construction in progress and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the fixed assets have been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the fixed assets, the expenditure is capitalised as an additional cost of the fixed assets.

Depreciation of expressways and bridges is provided by using the sinking fund method whereby the aggregate annual depreciation amounts, compounded at average rates ranging from 6.11% to 8.77% per annum, up to the expiry of the underlying 30-year expressway concession period, will be equal to the total cost of the expressways and bridges.

Amortisation of land is provided on a straight-line basis to write off the cost of the land use rights over the underlying 30-year expressway concession period.

Depreciation of fixed assets, other than expressways, bridges and land, is provided on a straight-line basis to write off the cost of the assets, less their estimated residual values, being 3% of the cost, over their estimated useful lives. The principal annual rates used for this purpose are as follows:

	Estimated useful life	**Annual depreciation rate**
Toll stations and ancillary facilities	30 years	3.2%
Communications and signalling equipment	10 years	9.7%
Motor vehicles	8 years	12%
Machinery and equipment	5-8 years	12-19.4%

The gain or loss on disposal or retirement of a fixed asset recognised in the income statement is the difference between the net sales proceeds and the carrying amount of the relevant asset.

3. Summary of Significant Accounting Policies (Continued)

Construction in progress

Construction in progress represents costs incurred in the construction of expressways and bridges, which is stated at cost less any impairment losses, and is not depreciated. Cost comprises the direct costs of construction and capitalized borrowing costs on related borrowed funds, during the period of construction, installation and testing. Construction in progress is reclassified as fixed assets when completed and ready for use.

Impairment of assets

An assessment is made at each balance sheet date of whether there is any indication of impairment of any asset, or whether there is any indication that an impairment loss previously recognised for an asset in prior years may no longer exist or may have decreased. If any such indication exists, the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's value in use or its net selling price.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. An impairment loss is charged to the income statement in the period in which it arises, unless the asset is carried at a revalued amount, when the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of an asset, however not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation), had no impairment loss been recognised for the asset in prior years.

A reversal of an impairment loss is credited to the income statement in the period in which it arises, unless the asset is carried at a revalued amount, when the reversal of the impairment losses is accounted for in accordance with the relevant accounting policy for that revalued asset.

Expressway operating rights

Expressway operating rights represent the rights to operate the expressways and are stated at cost less accumulated amortisation and any impairment losses.

Amortisation is provided on a straight-line basis over the periods of the expressway operating rights granted to the Company and its subsidiaries.

3. Summary of Significant Accounting Policies (Continued)

Long term investments

Long term investments are non-trading investments in listed and unlisted securities intended to be held on a long term basis.

Held-to-maturity securities are stated at cost plus or minus the cumulative amortisation of the difference between the purchase price and the maturity amount, less any provision for permanent diminutions considered necessary by the directors, on an individual basis. The provision is recognised as an expense immediately. The profit or loss on disposal of a held-to-maturity security is accounted for in the period in which the disposal occurs and is the difference between the net sales proceeds and the carrying amount of the security.

Unlisted equity securities are stated at cost, less any provisions for permanent diminutions considered necessary by the directors, on an individual basis. The provision is recognised as an expense immediately. The profit or loss on disposal of an unlisted security is accounted for in the period in which the disposal occurs and is the difference between the net sales proceeds and the carrying amount of the security.

Short term investments

Short term investments are investments in securities held for trading purposes and are stated at their fair values on the basis of their quoted market prices at the balance sheet date, on an individual investment basis. The gains or losses arising from changes in the fair value of a security are credited or charged to the income statement for the period in which they arise.

3. Summary of Significant Accounting Policies (Continued)

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a) from toll revenue, net of any applicable revenue taxes, when received;

(b) from the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyers, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;

(c) from the rendering of services, based on the percentage of completion basis, provided that this and the costs incurred as well as the estimated costs to completion can be measured reliably. The stage of completion of a transaction associated with the rendering of services is established by reference to the costs incurred to date as compared to the total costs to be incurred under the transaction;

(d) rental income, on a time proportion basis over the lease terms;

(e) interest income, on a time proportion basis taking into account the principal outstanding and the effective interest rate applicable; and

(f) dividends, when the shareholders' right to receive payment is established.

Tax

PRC income tax is provided at rates applicable to enterprises in the PRC on income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, based on existing PRC income tax legislation, practices and interpretations thereof.

Deferred tax is provided, using the liability method, on all significant timing differences to the extent it is probable that the liability will crystallise in the foreseeable future. A deferred tax asset is not recognised until its realisation is assured beyond reasonable doubt.

3. Summary of Significant Accounting Policies (Continued)

Foreign currency transactions

The financial records of the Company and its subsidiaries are maintained and the financial statements are stated in Renminbi ("RMB").

Foreign currency transactions are recorded at the applicable rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange ruling at that date. Exchange differences are dealt with in the income statement unless such exchange differences relate to funds borrowed specifically for the financing of construction of expressways and bridges, in which case they are capitalised to the extent that they can be regarded as an adjustment to interest costs.

Capitalisation of borrowing costs

Borrowing costs directly attributable to the construction of expressways, tunnels and bridges are capitalised as part of the cost of those assets when it is probable that they will result in future economic benefits to the Group and the costs can be measured reliably. Other borrowing costs are recognised as an expense in the period in which they are incurred.

The amount of borrowing costs capitalised is determined by reference to the actual borrowing costs incurred on funds borrowed specifically for the construction of expressways, tunnels and bridges during the period, less any investment income arising from the temporary investment of those borrowings.

Capitalisation of borrowing costs on funds borrowed specifically for the construction of expressway sections ceases when the construction of such expressway sections is substantially completed and are capable of commencing toll operations.

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rentals applicable to such operating leases are charged to the income statement on a straight-line basis over the lease terms.

3. Summary of Significant Accounting Policies (Continued)

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on the weighted average basis. Net realisable value is based on estimated selling prices less any estimated costs expected to be incurred to completion and disposal.

Dividends

Interim and final dividends proposed by the directors are classified as a separate allocation of retained earnings within capital and reserves in the balance sheet, until they have been approved by the shareholders in a general meeting. When these dividends are approved by the shareholders and declared, they are recognised as a liability.

In previous years, the Company recognised its proposed final dividend to shareholders, which was declared and approved after the balance sheet date, as a liability in its balance sheet. The revised accounting treatments for dividends resulting from the adoption of SSAP 9 (Revised), have given rise to prior year adjustments in the Group's financial statements, further details of which are included in note 12 to the financial statements.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party, or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subjected to common control or common significant influence.

Related parties may be individuals or corporate entities.

Cash equivalents

For the purpose of the consolidated cash flow statement, cash equivalents represent short term highly liquid investments which are readily convertible into known amounts of cash and which were within three months of maturity when acquired. For the purpose of balance sheet classification, cash equivalents represent assets similar in nature to cash, which are not restricted as to use.

4. Segment Information

In accordance with the Group's internal financial reporting, the Group has determined that business segments are its primary reporting format. During the year, the entire turnover and contribution to profit from operating activities of the Group was derived from Zhejiang Province in the PRC. Accordingly, a further analysis of the turnover and contribution to profit from operating activities by geographical area is not presented.

Business segments

The Group's operating businesses are organised and managed separately, according to the nature of services provided, with each segment representing a strategic business unit that serves different markets:

— Toll operation represents the design, construction, operation and management of high grade roads and collecting the expressway tolls.

— Advertising business represents the design and rental of advertising billboards along the expressways.

— Road maintenance represents the maintenance of expressways and roads, including cleaning of the road surface, minor repairs to the lanes, cleaning of the gutters and sewers, grass mowing, afforestation and maintenance of buildings, equipment and facilities provided to third parties.

— Ancillary businesses mainly represent sales of foods, restaurant servicing, automobile servicing, as well as oil stations.

4. Segment Information (Continued)

Group	Tolls 2001 RMB'000	Tolls 2000 RMB'000	Advertising 2001 RMB'000	Advertising 2000 RMB'000	Road maintenance 2001 RMB'000	Road maintenance 2000 RMB'000	Ancillary businesses 2001 RMB'000	Ancillary businesses 2000 RMB'000	Consolidated 2001 RMB'000	Consolidated 2000 RMB'000
Segment revenue:										
Turnover - third parties	**1,663,362**	1,157,098	**21,190**	14,535	**4,617**	4,853	**33,348**	12,118	**1,722,517**	1,188,604
Other revenue - third parties	**209,319**	228,950	**72**	23	**3,511**	1,083	**3,788**	12,832	**216,690**	242,888
Total revenue	**1,872,681**	1,386,048	**21,262**	14,558	**8,128**	5,936	**37,136**	24,950	**1,939,207**	1,431,492
Segment results	**1,425,341**	1,024,432	**11,084**	11,261	**(976)**	3,409	**4,500**	3,666	**1,439,949**	1,042,768
Finance costs	**–**	–	**–**	–	**–**	–	**–**	–	**(215,346)**	(197,083)
Share of profits of associates	**–**	–	**–**	–	**–**	–	**12,396**	40,584	**12,396**	40,584
Share of loss of a jointly-controlled entity	**(1,459)**	(6,517)	**–**	–	**–**	–	**–**	–	**(1,459)**	(6,517)
Profit before tax									**1,235,540**	879,752
Tax									**(363,970)**	(186,391)
Profit before minority interests									**871,570**	693,361
Minority interests									**(110,957)**	(57,360)
Net profit from ordinary activities attributable to shareholders									**760,613**	636,001
Segment assets	**14,089,709**	14,209,868	**24,947**	19,086	**42,225**	47,360	**89,856**	85,664	**14,246,737**	14,361,978
Interests in associates	**–**	–	**–**	–	**–**	–	**156,909**	167,316	**156,909**	167,316
Interest in a jointly-controlled entity	**54,082**	57,126	**–**	–	**–**	–	**–**	–	**54,082**	57,126
Goodwill	**19,810**	–	**–**	–	**–**	–	**–**	–	**19,810**	–
Total assets	**14,163,601**	14,266,994	**24,947**	19,086	**42,225**	47,360	**246,765**	252,980	**14,477,538**	14,586,420
Segment liabilities	**3,514,937**	4,038,430	**5,416**	3,626	**6,132**	12,371	**27,810**	31,393	**3,554,295**	4,085,820
Deferred tax	**131,533**	43,101	**–**	–	**–**	–	**–**	–	**131,533**	43,101
Total liabilities	**3,646,470**	4,081,531	**5,416**	3,626	**6,132**	12,371	**27,810**	31,393	**3,685,828**	4,128,921
Other segment information										
Capital expenditure	**546,401**	1,228,007	**7,975**	8,014	**1,190**	446	**187**	13,383	**555,753**	1,249,850
Depreciation and amortisation	**207,099**	144,275	**1,692**	1,207	**4,398**	3,304	**1,093**	1,994	**214,282**	150,780
Impairment loss recognised in the income statement	**–**	42,239	**–**	–	**–**	–	**–**	–	**–**	42,239
Write-off of bad debts	**7,500**	–	**–**	–	**–**	–	**–**	–	**7,500**	–

5. Turnover and Revenue

Turnover mainly represents toll income from the operation of expressways, the value of advertising services rendered, and the value of road maintenance services rendered, net of relevant revenue taxes.

An analysis of turnover and revenue is as follows:

	2001 RMB'000	2000 RMB'000
Toll income - third parties	**1,756,265**	1,219,672
Advertising income - third parties	**22,462**	15,878
Road maintenance income - third parties	**4,649**	5,130
Others - third parties	**34,465**	15,582
	1,817,841	1,256,262
Less: Revenue taxes	**(95,324)**	(67,658)
Turnover	**1,722,517**	1,188,604
Income on short term investments	**105,522**	153,566
Interest income	**41,503**	73,195
Rental income	**6,726**	7,098
Trailer income	**8,278**	6,821
Exchange gains	**53,172**	—
Others	**1,489**	2,208
Other revenue	**216,690**	242,888
	1,939,207	1,431,492

The Company and its subsidiaries are subject to Business Tax ("BT"), levied at 5% on toll income and 3%-5% on other services income. In addition, the subsidiaries are subject to the following types of revenue taxes:

— City Development Tax, levied at 1% to 7% of BT;

— Education Supplementary Tax, levied at 3.5% to 4% of BT; and

— Culture and Education Fees, levied at 3% on advertising income.

6. Profit from Operating Activities

The Group's profit from operating activities is arrived at after charging/(crediting):

	2001 RMB'000	2000 RMB'000
Depreciation	**205,582**	142,080
Operating lease rentals on land and buildings	**1,364**	930
Auditors' remuneration	**3,709**	2,267
Staff costs:		
Wages and salaries	**75,773**	51,593
Pension contributions	**6,900**	4,358
Impairment loss on the termination of toll collection in a connection road	**—**	42,239
Amortisation of expressway operating rights	**8,700**	8,700
Amortisation of goodwill	**1,043**	—
Write-off of bad debts	**7,500**	—
Loss on disposal of fixed assets	**4,313**	5,595
Provision for impairment of long term investments	**—**	5,783
Net rental income	**(6,726)**	(7,098)
Exchange (gains)/losses, net	**(53,172)**	35
Interest income	**(41,503)**	(73,195)
Income on short term investments	**(105,522)**	(153,566)

7. Finance Costs

	2001 RMB'000	2000 RMB'000
Interest on bank loans and other loans wholly repayable within five years	**188,400**	184,969
Interest on other loans	**29,645**	39,349
Total finance costs	**218,045**	224,318
Interest capitalised	**(2,699)**	(27,235)
	215,346	197,083

8. Tax

No Hong Kong profits tax has been provided as the Group had no taxable profits in Hong Kong during the year.

The Group was subject to the Corporate Income Tax (the "CIT") levied at a rate of 33% of taxable income based on income for financial reporting purposes prepared in accordance with the laws and regulations in the PRC.

Pursuant to a directive issued by Zhejiang Provincial People's Government in 1997, the Company was entitled to a refund from the Zhejiang Finance Bureau of an amount equal to 18% of its taxable income in respect of the CIT paid to Zhejiang tax bureau. According to a directive of the State Council, the Company was entitled to the tax refund until December 31, 2001. Such beneficial treatment was not granted to subsidiaries, associates or jointly-controlled entities of the Company.

As Huajian Transportation Economic Development Center ("Huajian"), a state-owned enterprise under the China Merchants Group, became a major shareholder of the Company, the CIT that the Company paid has been divided into the national portion and the Zhejiang portion. The national portion of the total CIT paid, being Huajian's portion of the total domestic shares (i.e. 16.39%) according to relevant regulations issued by the Ministry of Finance, is no longer entitled to the 18% refund granted by Zhejiang Provincial People's Government.

In this regard, the tax refunded and refundable represents the financial subsidies received and receivable by the Company from Zhejiang Finance Bureau in respect of the year.

	2001 RMB'000	2000 RMB'000
Group:		
Tax charged	**327,718**	185,307
Overprovision in prior year	**—**	(1,474)
Tax refunded/refundable	**(68,791)**	(50,840)
	258,927	132,993
Deferred - note 32	**88,432**	39,755
Share of tax attributable to associates	**17,528**	6,074
Share of deferred tax attributable to an associate	**(1,951)**	6,302
Share of deferred tax attributable to a jointly-controlled entity	**1,034**	1,267
Tax charge for the year	**363,970**	186,391

There was no material unprovided deferred tax in respect of the year (2000: Nil).

9. Net Profit from Ordinary Activities Attributable to Shareholders

The net profit from ordinary activities attributable to shareholders dealt with in the financial statements of the Company is RMB544,670,000 (2000: RMB504,441,000).

10. Directors' Remuneration

Directors' remuneration disclosed pursuant to the Listing Rules and Section 161 of the Companies Ordinance is as follows:

	2001 RMB'000	2000 RMB'000
Fees	—	—
Other emoluments:		
Salaries, allowances and benefits in kind	**1,641**	1,440
Bonuses paid and payable	**552**	477
	2,193	1,917

Salaries, allowances and benefits in kind include HK$150,000 (2000: HK$145,000) payable to each of two independent non-executive directors and RMB20,000 (2000: RMB5,000) payable to another independent non-executive director. There were no other emoluments payable to the independent non-executive directors during the year (2000: Nil).

The remuneration of the directors fell within the following band:

	Number of directors	
	2001	2000
Nil to HK$1,000,000	**9**	11

There was no arrangement under which a director waived or agreed to waive any remuneration during the year.

11. Five Highest Paid Employees

The five highest paid employees during the year included four (2000: five) directors, details of whose remuneration are set out in note 10 above, as well as a non-director employee, whose remuneration for the year was less than HK$1,000,000.

12. Dividends

Company

	2001	2000	2001	2000
	Per ordinary share			
	RMB	RMB	RMB'000	RMB'000
Interim	**0.03**	0.02	**130,293**	86,862
Proposed final	**0.07**	0.07	**304,018**	304,018
	0.10	0.09	**434,311**	390,880

The proposed final dividend for the year is subject to the approval of the Company's shareholders at the forthcoming annual general meeting.

During the year, the Group adopted the revised SSAP 9 "Events after the balance sheet date".To comply with this revised SSAP, a prior year adjustment has been made to reclassify the proposed final dividend for the year ended December 31, 2000, of RMB304,018,000, which was recognised as a liability in the prior year, to the proposed final dividend reserve account within the capital and reserves section of the balance sheet. The result of this has been to reduce the Group's and the Company's current liabilities and increase the reserves previously reported as at December 31, 2000, by RMB304,018,000.

The effect of this change in accounting policy as at December 31, 2001, is that the current year's proposed final dividend of RMB304,018,000, was included in the proposed final dividend reserve account within the capital and reserves section of the balance sheet at that date, whereas in previous years it would have been recognised as a current liability at the balance sheet date.

13. Earnings Per Share

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the year of RMB760,613,000 (2000: RMB636,001,000) and the 4,343,114,500 shares (2000: 4,343,114,500 shares) in issue during the year.

Diluted earnings per share for the years ended December 31, 2001 and 2000 have not been calculated as no diluting event existed during these years.

14. Fixed Assets

	Land RMB'000	Expressways and bridges RMB'000	Toll stations and ancillary facilities RMB'000	Communi-cations and signalling equipment RMB'000	Motor vehicles RMB'000	Machinery and equipment RMB'000	Construction in progress RMB'000	Total RMB'000
Group								
Cost								
At beginning of year:								
As previously reported	527,628	11,029,432	212,761	9,881	53,008	205,162	53,346	12,091,218
Reclassified to accumulated depreciation and impairment (Note)	—	44,160	—	—	—	—	—	44,160
As restated	527,628	11,073,592	212,761	9,881	53,008	205,162	53,346	12,135,378
Reclassification	—	(842)	(12,344)	118,654	19,552	(125,020)	—	—
Additions	—	277	5,720	7,944	4,927	6,050	530,835	555,753
Transfers	—	109,603	165,461	3,309	778	7,566	(287,214)	(497)
Disposals	—	—	—	—	(334)	(396)	—	(730)
At December 31, 2001	**527,628**	**11,182,630**	**371,598**	**139,788**	**77,931**	**93,362**	**296,967**	**12,689,904**
Accumulated depreciation and impairment:								
At beginning of year:								
As previously reported	53,404	277,760	13,501	5,544	13,130	46,073	—	409,412
Reclassified from cost (Note)	—	44,160	—	—	—	—	—	44,160
As restated	53,404	321,920	13,501	5,544	13,130	46,073	—	453,572
Reclassification	—	164	(1,465)	18,293	11,031	(28,023)	—	—
Provided during the year	17,525	140,550	14,269	12,601	8,668	11,969	—	205,582
Disposals	—	—	—	—	(40)	(222)	—	(262)
At December 31, 2001	**70,929**	**462,634**	**26,305**	**36,438**	**32,789**	**29,797**	**—**	**658,892**
Net book value:								
At December 31, 2001	**456,699**	**10,719,996**	**345,293**	**103,350**	**45,142**	**63,565**	**296,967**	**12,031,012**
At December 31, 2000	474,224	10,751,672	199,260	4,337	39,878	159,089	53,346	11,681,806

Note: Accumulated impairment losses are aggregated with accumulated depreciation under the revised disclosure requirements of SSAP17, whereas previously they were disclosed as an adjustment to the cost of the assets. This change has been disclosed as a retrospective reclassification.

14. Fixed Assets (Continued)

	Land RMB'000	Expressways and bridges RMB'000	Toll stations and ancillary facilities RMB'000	Communi-cations and signalling equipment RMB'000	Motor vehicles RMB'000	Machinery and equipment RMB'000	Construction in progress RMB'000	Total RMB'000
Company								
Cost:								
At January 1, 2001	350,384	4,712,616	95,847	9,868	28,532	174,798	37,063	5,409,108
Reclassification	—	—	(159)	105,986	19,221	(125,048)	—	—
Additions	—	—	4,471	3,298	3,846	3,282	196,988	211,885
Transfers	—	—	9,858	325	—	766	(10,949)	—
Disposals	—	—	—	—	(24)	(150)	—	(174)
At December 31, 2001	**350,384**	**4,712,616**	**110,017**	**119,477**	**51,575**	**53,648**	**223,102**	**5,620,819**
Accumulated depreciation:								
At January 1, 2001	41,330	206,672	9,045	5,538	10,496	40,347	—	313,428
Reclassification	—	170	(153)	16,981	11,025	(28,023)	—	—
Provided during the year	11,668	63,816	3,631	12,351	5,833	7,181	—	104,480
Disposals	—	—	—	—	(2)	(73)	—	(75)
At December 31, 2001	**52,998**	**270,658**	**12,523**	**34,870**	**27,352**	**19,432**	**—**	**417,833**
Net book value:								
At December 31, 2001	**297,386**	**4,441,958**	**97,494**	**84,607**	**24,223**	**34,216**	**223,102**	**5,202,986**
At December 31, 2000	309,054	4,505,944	86,802	4,330	18,036	134,451	37,063	5,095,680

All fixed assets are located in the PRC.

15. Interests in Subsidiaries

	Company	
	2001	2000
	RMB'000	RMB'000
Unlisted shares, at cost	**3,648,673**	3,555,304
Due from subsidiaries	**2,375**	4,099
Due to subsidiaries	**(34,000)**	(9,835)
	3,617,048	3,549,568

The amounts due from/to subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

Particulars of the Company's subsidiaries, all of which are directly held, are as follows:

Names of subsidiaries	Date and place of registration	Registered capital RMB	Percentage of equity attributable to the Company	Principal activities
Zhejiang Yuhang Expressway Co., Ltd. ("Yuhang Co")	Note 1	75,223,000	51	Construction and management of the Yuhang Section of the Shanghai - Hangzhou Expressway
Zhejiang Jiaxing Expressway Co., Ltd. ("Jiaxing Co")	Note 2	1,859,200,000	87.29	Construction and management of the Jiaxing Section of the Shanghai-Hangzhou Expressway
Zhejiang Gaotong Stone Development Co., Ltd. ("Gaotong")	Note 3	5,000,000	80	Manufacturing, designing and selling of stone and quarry materials
Zhejiang Shangsan Expressway Co., Ltd. ("Shangsan Co")	Note 4	2,400,000,000	61	Construction and management of the Shangsan Expressway
Zhejiang Expressway Advertising Co., Ltd. ("Advertising Co")	Note 5	1,000,000	70	Advertising

15. Interests in Subsidiaries (Continued)

Note 1. Yuhang Co was established on June 7, 1994 in the PRC as a joint stock limited company and was subsequently restructured into a limited liability company under its current name on November 28, 1996.

Note 2. Jiaxing Co was established on June 30, 1994 in the PRC as a joint stock limited company and was subsequently restructured into a limited liability company under its current name on November 29, 1996.

Note 3. Gaotong Co was established on November 3, 1997 in the PRC as a limited liability company. Gaotong Co is in the process of liquidation.

Note 4. Shangsan Co was established on January 1, 1998 in the PRC as a limited liability company.

Note 5. Advertising Co was established on June 1, 1998 in the PRC as a limited liability company.

16. Interest in a Jointy-Controlled Entity

	Group		Company	
	2001 RMB'000	**2000 RMB'000**	**2001 RMB'000**	**2000 RMB'000**
Unlisted shares, at cost	**—**	—	**65,000**	65,000
Share of net assets other than goodwill	**54,723**	57,216	**—**	—
Amount due to a jointly-controlled entity	**(641)**	(90)	**(641)**	(90)
	54,082	57,126	**64,359**	64,910

The amount due to a jointly-controlled entity is unsecured, interest-free and has no fixed term of repayment.

Particulars of the jointly-controlled entity, which is directly held by the Company, are as follows:

Name	Business structure	Place of registration and operations	Percentage of Ownership interest	Percentage of Voting power	Percentage of Profit sharing	Principal activities
Hangzhou Shida Expressway Co., Ltd. ("Shida Co")	Corporate	The PRC	50	50	50	Construction and operation of Shiqiao-Dajing Road ("Shida Road")

17. Interests in Associates

	Group		Company	
	2001 RMB'000	2000 RMB'000	2001 RMB'000	2000 RMB'000
Unlisted shares, at cost	**—**	—	**126,500**	126,500
Share of net assets other than goodwill	**158,159**	167,316	**—**	—
Amount due to an associate	**(1,250)**	—	**—**	—
	156,909	167,316	**126,500**	126,500

The amount due to an associate is unsecured, interest-free and has no fixed terms of repayment.

The Group's share of post-acquisition accumulated reserves of the associates at December 31, 2001 was RMB31,659,000 (2000: RMB40,816,000).

Particulars of the associates, which are directly held by the Company, are as follows:

Name	Business structure	Place of registration and operations	Percentage of equity attributable to the Group 2001	Percentage of equity attributable to the Group 2000	Principal activities
Zhejiang Expressway Petroleum Development Co., Ltd. ("Petroleum Co")	Corporate	The PRC	**50**	50	Construction and operation of gas stations and the sale of petroleum products
JoinHands Technology Co., Ltd ("JoinHands Co")	Corporate	The PRC	**27.58**	30	Providing logistic management and anti-counterfeiting system in the PRC

The financial statements of the above associates are coterminous with those of the Group. The consolidated financial statements have been adjusted for material transactions between the associates and Group companies.

18. Expressway Operating Rights

	Group RMB'000	Company RMB'000
Cost:		
At January 1, 2001 and December 31, 2001	261,000	208,000
Accumulated amortization:		
At January 1, 2001	28,955	25,422
Provided during the year	8,700	6,934
At December 31, 2001	**37,655**	**32,356**
Net book value:		
At December 31, 2001	**223,345**	**175,644**
At December 31, 2000	232,045	182,578

19. Investments

Long term investments

	Group		Company	
	2001 RMB'000	2000 RMB'000	2001 RMB'000	2000 RMB'000
Held-to-maturity securities	**30,000**	30,000	**30,000**	30,000
Unlisted equity investments, at cost	**8,650**	8,650	**—**	—
	38,650	38,650	**30,000**	30,000
Provisions for impairment of unlisted equity investments	**(5,783)**	(5,783)	**—**	—
	32,867	32,867	**30,000**	30,000

19. Investments (Continued)

Short term investments

	Group		Company	
	2001 RMB'000	**2000 RMB'000**	**2001 RMB'000**	**2000 RMB'000**
Listed in the PRC, at market value				
— Government bonds	**733,724**	156,525	**562,848**	—
— Convertible bonds	**160,614**	99,485	**101,078**	99,486
— Close-end equity funds	**97,810**	121,955	**51,950**	80,808
— Open-ended equity funds	**20,038**	—	**—**	—
	1,012,186	377,965	**715,876**	180,294

The market value of the Group's short term investments at the date of approval of these financial statements was approximately RMB1,022,210,000 (2000: RMB393,704,000).

20. Long Term Receivables

	Group and Company	
	2001 RMB'000	**2000 RMB'000**
Interest receivable in respect of the held-to-maturity securities	**9,030**	6,450

The interest receivable will be settled upon the maturity of the held-to-maturity securities.

21. Goodwill

SSAP 30 was adopted during the year, as detailed in note 2 to the financial statements. The amounts of the goodwill capitalised as an asset or recognised in the balance sheet, arising from the acquisition of subsidiaries, are as follows:

	Group RMB'000
Cost:	
Acquisition of additional interests in a subsidiary and balance at December 31, 2001	20,853
Accumulated amortisation:	
Provided during the year and balance at December 31, 2001	1,043
Net book value:	
At December 31, 2001	**19,810**
At December 31, 2000	—

As detailed in note 2 to the financial statements, the Group has adopted the transitional provision of SSAP 30 which permits goodwill and negative goodwill in respect of acquisitions which occurred prior to January 1, 2001, to remain eliminated against reserves or credited to the capital reserve, respectively.

The amounts of goodwill remaining in reserves, arising from the acquisition of subsidiaries, is RMB352,860,000, as at December 31, 2001. The amount of goodwill is stated at cost which arose in prior years.

22. Trade Recivables

An aged analysis of the trade receivables as at the balance sheet date, based on invoice date, is as follows:

	Group		Company	
	2001 RMB'000	2000 RMB'000	2001 RMB'000	2000 RMB'000
Within 1 year	**44,918**	18,162	**44,895**	18,162
1 to 2 years	**9,301**	208	**9,301**	208
2 to 3 years	**—**	832	**—**	832
	54,219	19,202	**54,196**	19,202

23. Other Receivables

	Group		Company	
	2001 RMB'000	2000 RMB'000	2001 RMB'000	2000 RMB'000
Prepayments	**30,808**	45,214	**30,028**	3,637
Deposits and other debtors	**10,225**	238,817	**5,867**	174,037
Profits tax refundable	**22,745**	12,560	**22,745**	12,560
	63,778	296,591	**58,640**	190,234

24. Cash and Cash Equivalents

	Group		Company	
	2001 RMB'000	2000 RMB'000	2001 RMB'000	2000 RMB'000
Cash and bank balances	**434,771**	320,304	**137,556**	161,078
Time deposits	**384,255**	1,394,030	**195,864**	1,179,182
	819,026	1,714,334	**333,420**	1,340,260

25. Trade Payables

An aged analysis of the trade payables as at the balance sheet date, based on invoice date, is as follows:

	Group		Company	
	2001 RMB'000	2000 RMB'000	2001 RMB'000	2000 RMB'000
Within 1 year	**113,793**	200,761	**82,711**	12,113
1 to 2 years	**126,796**	3,798	**1,550**	1,005
2 to 3 years	**229**	—	**8**	—
	240,818	204,559	**84,269**	13,118

26. Other Payables and Accruals

	Notes	Group 2001 RMB'000	Group 2000 RMB'000 Restated	Company 2001 RMB'000	Company 2000 RMB'000 Restated
Accruals		**42,566**	89,943	**10,814**	42,769
Other liabilities		**100,010**	126,448	**66,323**	84,222
Amounts due to related parties	30	**12,151**	92,304	**12,151**	92,304
Amount due to the holding company	31	**2,599**	4,809	**—**	4,809
		157,326	313,504	**89,288**	224,104

27. Interest-Bearing Bank and Other Borrowings

	Notes	Group 2001 RMB'000	Group 2000 RMB'000	Company 2001 RMB'000	Company 2000 RMB'000
Current portion of bank and other borrowings	28	**1,620,778**	1,831,817	**990,500**	1,320,376

28. Interest-Bearing Bank and Other Loans

	Group		Company	
	2001 RMB'000	2000 RMB'000	2001 RMB'000	2000 RMB'000
Bank loans, unsecured	**1,655,500**	1,230,000	**1,090,500**	800,000
Other loans, unsecured	**1,173,509**	2,016,598	**—**	808,902
	2,829,009	3,246,598	**1,090,500**	1,608,902
Bank loans repayable:				
Within one year	**1,510,500**	970,000	**990,500**	540,000
In the second year	**130,000**	160,000	**100,000**	160,000
In the third to fifth years, inclusive	**15,000**	100,000	**—**	100,000
	1,655,500	1,230,000	**1,090,500**	800,000
Other loans repayable:				
Within one year	**110,278**	861,817	**—**	780,376
In the second year	**76,524**	80,646	**—**	9,487
In the third to fifth years, inclusive	**420,968**	407,682	**—**	—
Beyond five years	**565,739**	666,453	**—**	19,039
	1,173,509	2,016,598	**—**	808,902
	2,829,009	3,246,598	**1,090,500**	1,068,902
Portion classified as current liabilities - note 27	**(1,620,778)**	(1,831,817)	**(990,500)**	(1,320,376)
Long term portion	**1,208,231**	1,414,781	**100,000**	288,526

(a) The bank loans are unsecured and bear interest at rates ranging from 5.022% to 5.643% per annum.

(b) The other loans are unsecured and bear interest at rates ranging from 3% to 5.5% per annum.

29. Long Term Bonds

	Group	
	2001	2000
	RMB'000	RMB'000
Long term bonds	**200,000**	200,000

The bonds are unsecured, bear interest at 3.78% per annum and are repayable in 2003 upon maturity.

30. Amounts Due to Related Parties

The amounts due to related parties are unsecured, interest-free and have no fixed terms of repayment.

31. Amount Due to the Holding Company

The amount due to the holding company (i.e. the Communications Investment Group) is unsecured, interest-free and has no fixed terms of repayment.

32. Deferred Tax

	Group		Company	
	2001	2000	2001	2000
	RMB'000	RMB'000	RMB'000	RMB'000
At January 1,	**43,101**	3,346	**21,655**	3,346
Charge for the year - note 8	**88,432**	39,755	**40,606**	18,309
At December 31,	**131,533**	43,101	**62,261**	21,655

The deferred tax of the Group and the Company arose from differences in accounting profit of these financial statements prepared under HK SSAP, and the taxable income based on income for financial reporting purposes prepared in accordance with the laws and regulations in the PRC.

33. Share Capital

	2001 Number of shares	2000 Number of shares	2001 RMB'000	2000 RMB'000
Registered, issued and fully paid:				
Domestic shares of RMB1.00 each	**2,909,260,000**	2,909,260,000	**2,909,260**	2,909,260
H shares of RMB1.00 each	**1,433,854,500**	1,433,854,500	**1,433,855**	1,433,855
	4,343,114,500	4,343,114,500	**4,343,115**	4,343,115

The domestic shares are not currently listed on any stock exchange.

The H shares have been listed on The Stock Exchange of Hong Kong Limited since May 15, 1997, and were admitted to the Official List on May 5, 2000. Dealings on the London Stock Exchange commenced on the same day.

On February 27, 2001, trading of the H Shares of the Company on the Berlin Stock Exchange commenced following a secondary listing on the Unofficial Regulated Market of the exchange.

On February 14, 2002, the United States Securities and Exchange Commission, following approval by the board of directors and the China Securities Regulatory Commission, declared the registration statement in respect of the ADSs evidenced by the ADRs effective.

All the domestic shares and H shares rank pari passu with each other as to dividends and voting rights.

34. Reserves

	Share premium account RMB'000	Goodwill reserve RMB'000	Statutory surplus reserve RMB'000	Public welfare fund RMB'000	Retained profits RMB'000	Total RMB'000
Group						
At January 1, 2000	3,645,082	(332,016)	182,990	82,856	511,813	4,090,725
Goodwill arising on acquisition of additional interest in a subsidiary	—	(18,315)	—	—	—	(18,315)
Goodwill arising on acquisition of additional interest in an associate	—	(2,529)	—	—	—	(2,529)
Interim dividend - note 12	—	—	—	—	(86,862)	(86,862)
Net profit for the year	—	—	—	—	636,001	636,001
Transfer from/(to) reserves	—	—	102,041	45,146	(147,187)	—
Proposed final dividend - note 12	—	—	—	—	(304,018)	(304,018)
At December 31, 2000 and beginning of year	3,645,082	(352,860)	285,031	128,002	609,747	4,315,002
Share premium shared from an associate	644	—	—	—	—	644
Interim dividend - note 12	—	—	—	—	(130,293)	(130,293)
Net profit for the year	—	—	—	—	760,613	760,613
Transfer from/(to) reserves	—	—	130,267	62,762	(193,029)	—
Proposed final dividend - note 12	—	—	—	—	(304,018)	(304,018)
At December 31, 2001	**3,645,726**	**(352,860)**	**415,298**	**190,764**	**743,020**	**4,641,948**

34. Reserves (Continued)

	Share premium account RMB'000	Goodwill reserve RMB'000	Statutory surplus reserve RMB'000	Public welfare fund RMB'000	Retained profits RMB'000	Total RMB'000
Company						
Balance at January 1, 2000	3,645,082	—	115,911	57,956	311,335	4,130,284
Interim dividend - note 12	—	—	—	—	(86,862)	(86,862)
Net profit for the year	—	—	—	—	504,441	504,441
Transfer from/(to) reserves	—	—	57,063	28,531	(85,594)	—
Proposed final dividend - note 12	—	—	—	—	(304,018)	(304,018)
At December 31, 2000 and beginning of year	3,645,082	-	172,974	86,487	339,302	4,243,845
Interim dividend - note 12	—	—	—	—	(130,293)	(130,293)
Net profit for the year	—	—	—	—	544,670	544,670
Transfer from/(to) reserves	—	—	79,434	39,717	(119,151)	—
Proposed final dividend - note 12	—	—	—	—	(304,018)	(304,018)
At December 31, 2001	**3,645,082**	**—**	**252,408**	**126,204**	**330,510**	**4,354,204**

In accordance with the Company Law of the PRC and the companies' articles of association, the Company, its subsidiaries, its associates and its jointly-controlled entity (the "Entities") are required to allocate 10% of their profit after tax, as determined in accordance with the PRC accounting standards and regulations applicable to the Entities, to the statutory surplus reserve (the "SSR") until such reserve reaches 50% of the registered capital of the Entities. Subject to certain restrictions set out in the Company Law of the PRC and the respective articles of association of the Entities, part of the SSR may be converted to increase the Entities' share capital.

34. Reserves (Continued)

In addition, Shangsan Co was required by the relevant tax authorities to transfer the CIT waived for 2000 to its SSR account in 2001. The transfer has been incorporated in these financial statements.

In accordance with the Company Law of the PRC, the Entities are required to transfer 5% to 10% of their profit after tax, as determined in accordance with PRC accounting standards and regulations applicable to the Entities, to the statutory public welfare fund (the "PWF"), which is a non-distributable reserve other than in the event of the liquidation of the Entities. The PWF must be used for capital expenditure on staff welfare facilities and these facilities remain as properties of the Entities.

The Directors of the Company have proposed to transfer RMB79,434,000 (2000: RMB57,063,000) and RMB39,717,000 (2000: RMB28,531,000) to the SSR and the PWF, respectively. This represents 10% (2000: 10%) and 5% (2000: 5%), respectively, of the Company's profit after tax of RMB794,343,000 (2000: RMB570,629,000) determined in accordance with the PRC accounting standards.

According to the relevant regulations in the PRC, the amount of profit available for distribution is the lower of the amount determined under the PRC accounting standards and the amount determined under the HKGAAP.

As at December 31, 2001, the Company had reserves of approximately RMB634,528,000 (2000 restated: RMB643,320,000) available for distribution by way of cash or in kind.

As at December 31, 2001, in accordance with the Company Law of the PRC, the amount of approximately RMB3,638,229,000 (2000: RMB3,633,159,000) standing to the credit of the Company's share premium account was available for distribution by way of capitalisation issues.

35. Notes to the Cash Flow Statement

(a) Reconciliation of profit from operating activities to net cash inflow from operating activities:

	2001 RMB'000	2000 RMB'000
Profit from operating activities	**1,439,949**	1,042,768
Depreciation	**205,582**	142,080
Amortisation of expressway operating rights	**8,700**	8,700
Amortisation of goodwill	**1,043**	—
Write-off of bad debts	**7,500**	—
Interest income	**(41,503)**	(73,195)
Arising on advance repayment of World Bank loan	**(53,172)**	—
Loss on disposal of fixed assets	**4,313**	5,595
Impairment loss	**—**	42,239
Provision for impairment of long term investments	**—**	5,783
Decrease/(increase) in inventories	**(556)**	331
Increase in trade receivables	**(35,017)**	(14,453)
Decrease/(increase) in deposits and other debtors	**164,981**	(105,859)
Decrease in trade payables	**(874)**	(12,027)
Increase in amount due from the holding company	**(2,210)**	(31,838)
Decrease in amounts due to related parties	**(80,153)**	—
Increase in other taxes payable	**6,216**	5,268
Increase/(decrease) in other liabilities	**(26,438)**	31,624
Increase/(decrease) in accruals	**3,018**	(6,803)
Increase in amount due to an associate	**1,250**	—
Increase in amount due to a jointly-controlled entity	**551**	90
Net cash inflow from operating activities	**1,603,180**	1,040,303

35. Notes to the Cash Flow Statement (Continued)

(b) Analysis of changes in financing during the year:

	Long term bonds RMB'000	Bank and other loans RMB'000	Minority interests RMB'000
Balance at January 1, 2000	—	3,159,897	1,449,432
Cash inflow from financing	200,000	86,701	176,381
Arising from dilution of minority interests	—	—	(154,485)
Dividends paid to minority shareholders	—	—	(33,324)
Profit attributable to minority shareholders	—	—	57,360
Balance at December 31, 2000 and January 1, 2001	200,000	3,246,598	1,495,364
Cash outflow from financing	—	(417,589)	—
Arising from dilution of minority interests	—	—	(72,515)
Dividends paid to minority interests	—	—	(31,177)
Profit attributable to minority interests	—	—	110,957
Balance at December 31, 2001	**200,000**	**2,829,009**	**1,502,629**

36. Commitments

	Group		Company	
	2001 RMB'000	**2000 RMB'000**	**2001 RMB'000**	**2000 RMB'000**
Capital commitments				
Contracted, but not provided for:				
— Construction of expressways	**344,127**	622,684	**188,041**	356,012
— Addition of machinery	**35,446**	—	**—**	—
— Proposed investments in Shangsan Co.	**542,600**	485,000	**542,600**	485,000
— Proposed investments in Jiaxin Co.	**386,992**	—	**386,992**	—
— Purchase of a new building	**5,720**	—	**5,720**	—
— Others	**—**	1,886	**—**	1,886
	1,314,885	1,109,570	**1,123,353**	842,898
Authorised, but not contracted for:				
— Construction of expressways	**1,274,740**	2,500,980	**945,592**	898,182
	2,589,625	3,610,550	**2,068,945**	1,741,080

37. Contingent Liabilities

At the balance sheet date, contingent liabilities not provided for in the financial statements were as follows:

	Group		Company	
	2001 RMB'000	**2000 RMB'000**	**2001 RMB'000**	**2000 RMB'000**
Guarantees provided in connection with corporate bonds granted to				
— A subsidiary	**—**	—	**208,694**	201,134
Guarantees provided to banks in connection with facilities granted to:				
— A subsidiary	**—**	—	**565,000**	—
— A jointly-controlled entity	**30,000**	30,000	**30,000**	30,000
	30,000	30,000	**803,694**	231,134

38. Differences in Financial Statements Prepared under PRC and Hong Kong Accounting Standards

	Profit after tax		Net assets as at December 31	
	2001 RMB'000	2000 RMB'000	2001 RMB'000	2000 RMB'000
As reported in statutory accounts	**928,132**	642,023	**9,218,047**	8,881,679
HK SSAP adjustments:				
(a) Goodwill	**37,170**	35,885	**(214,452)**	(251,622)
(b) Provision for deficit arising on the disposal of staff quarters	**4,626**	—	**—**	(15,300)
(c) Interest on subscription monies, of subscription, net of deferred tax	**760**	(2,484)	**—**	4,310
(d) Depreciation provided, net of deferred tax	**(77,039)**	(26,241)	**(74,656)**	(14,733)
(e) Difference in share premium during establishment	**—**	—	**11,923**	11,923
(f) Profits tax refundable	**10,186**	12,560	**19,059**	8,873
(g) Restatement of short term investments in securities at market value, net of deferred tax	**(20,224)**	38,868	**18,287**	36,967
(h) Recognition of tax exemption	**—**	17,805	**—**	6,964
(i) General provision on trade receivables and other debts	**(738)**	5,548	**2,187**	3,450
(j) Impairment loss, net of deferred tax	**(1,307)**	(28,300)	**6,443**	(14,433)
(k) CIT payment which was waived in prior years	**(10,064)**	—	**—**	—
(l) Proposed final dividend	**—**	—	**304,018**	304,018
(m) Others	**68**	(2,303)	**(1,775)**	39
As restated in the financial statements	**871,570**	693,361	**9,289,081**	8,962,135

39. Related Party Transactions

The following is a summary of the significant related party transactions carried out in the ordinary course of business between the Company, its subsidiaries and certain government bodies in the year.

Under the reorganisation agreement, the Provincial Investment Co gave a number of undertakings to the Company, including a non-competition undertaking, a tax indemnity and an indemnity against losses incurred, which were not expressly transferred to the Company pursuant to the reorganisation and general indemnity provisions against any breach of representation warranty and undertakings contained in the agreement.

The World Bank provided financing for the construction of the Hangzhou-Ningbo Expressway through the Ministry of Finance and the Zhejiang Provincial Expressway Executive Commission (the "Executive Commission"), which was responsible for the control of the construction and the management of the Hangzhou-Ningbo Expressway.

Pursuant to a supplemental agreement dated April 18, 1997, the Company, the Provincial Investment Co, and the Executive Commission have agreed that the Company will take over the repayment responsibilities under the reorganisation agreement in respect of the World Bank financing. An appropriate agreement was entered into between the Company and the Executive Commission, pursuant to which the Company will be charged the same rate of interest as that charged to the Executive Commission.

During the year, the Company repaid all the outstanding principal of the World Bank loan in advance, amounting to US$91,636,418 through the Executive Commission. The additional interest charges and exchange gains arising from the advance repayment charged to the Company were the same as those charged to the Executive Commission.

40. Post Balance Sheet Events

The Company has entered into agreements (the "Agreements") with the minority shareholders of Jiaxing Co and Shangsan Co to further acquire a 12.7% equity interest and a 2% equity interest in Jiaxing Co and Shangsan Co, respectively. The details are as follows:

Date of agreement	Minority shareholder	%	Cash consideration RMB'000	Date of acquisition
Jiaxing Co				
December 27, 2001	Tongxiang Huatong Co., Ltd.	1.3%	38,671	January 1 2002
December 27, 2001	Haining Hengtong Development Co., Ltd.	1.5%	44,621	January 1 2002
January 18, 2002	Jiaxing Luqiao Construction Development Co., Ltd.	9.9%	303,700	January 18 2002
Total		12.7%	386,992	
Shangsan Co				
December 27, 2001	Shenzhou Shangsan Development Co., Ltd.	2%	57,600	January 1 2002

41. Comparative Amounts

As explained in note 2 to the financial statements, due to the adoption of new/revised SSAPs during the current year, the presentation of the income statement, the balance sheets and certain supporting notes have been revised to comply with the new requirements. Accordingly, certain comparative amounts have been reclassified to conform with the current year's presentation. The changes made are explained in note 2 to the financial statements.

42. Approval of Financial Statements

The financial statements were approved by the board of directors on March 13, 2002.

Notice of 2001 Annual General Meeting

NOTICE IS HEREBY GIVEN that the 2001 Annual General Meeting ("AGM") of Zhejiang Expressway Co., Ltd. (the "Company") will be held at 10:00 a.m. on Tuesday, April 30, 2002 at 18th Floor, Zhejiang World Trade Center, 15 Shuguang Road, Hangzhou 310007, the People's Republic of China (the "PRC") for the conduct of the following business:

A. To pass the following matters as ordinary resolutions:

1. To consider and approve the report of the directors of the Company for the year 2001;
2. To consider and approve the report of the supervisory committee of the Company for the year 2001;
3. To consider and approve the audited financial statements of the Company for the year 2001;
4. To consider and approve the proposed distribution of profits and the final dividend of the Company for the year 2001;
5. To consider and approve the budget plan of the Company for the year 2002;
6. To consider and approve the re-appointment of Ernst & Young as the international auditors of the Company and Zhejiang Pan-China Certified Public Accountants (浙江天健會計師事務所) as the PRC auditors of the Company and to authorize the board of directors of the Company to fix their remuneration;
7. To consider and approve the resignation of Mr. Xia Linzhang as an external director of the Company and to consider and approve the appointment of Ms. Zhang Yang (see Appendix I) as an external director of the Company.

B. To consider and, if thought fit, pass the following as special resolutions:

1. To amend paragraph 3 in article 1 of the Articles of Association of the Company as follows:

   "The promoter of the Company was Zhejiang Provincial High Class Highway Investment Company Limited(浙江省高等級公路投資有限公司). Pursuant to the document Zhe Zheng Fa [2001] No. 42, Zhejiang Provincial High Class Highway Investment Company Limited was replaced by Zhejiang Communications Investment Group Co., Ltd. (浙江省交通投資集團有限公司) upon reorganization."

2. To amend the article 11 of the Articles of Association of the Company as follows:

   "The scope of business of the Company shall be that as approved by the competent authority in charge of the Company's registration.

   The scope of business of the Company is the construction, design, toll collection, maintenance, and management of and the provision of technical consultation and ancillary services to high-grade roads; ancillary services for high-grade roads such as gas station along the road, car rescue, car wash, warehousing, food and beverage, advertising (subject to the approval of the relevant department)."

3. To amend the article 18 of the Articles of Association as follows:

   "As approved by the examination and approval authority authorised by the State Council, the Company has issued a total of 4,343,114,500 ordinary shares. Upon the establishment of the Company, 2,909,260,000 domestic invested shares were issued to the promoter, Zhejiang Provincial High Class Highway Investment Company Limited (浙江省高等級公路投資有限公司) (subsequently reorganised as Zhejiang Communications Investment Group Co., Ltd. (浙江省交通投資集團有限公司)), representing approximately 67% of the total ordinary shares issued by the Company."

4. To amend the article 19 of the Article of Association as follows:

   "After the establishment of the Company, 4,343,114,500 ordinary shares were issued of which 1,433,854,500 were issued as overseas listed foreign invested shares representing approximately 33% of the total number of ordinary shares which were issued by the Company. The shareholding structure of the Company comprises 4,343,114,500 ordinary shares of which 2,432,500,000 domestic invested shares are held by the promoter, Zhejiang Communications Investment Group Co., Ltd. (浙江省交通投資集團有限公司), 476,760,000 domestic invested shares are held by Huajian Transportation Economic Development Center (華建交通經濟開發中心), and 1,433,854,500 overseas listed foreign invested shares are held by holders of overseas listed foreign invested shares."

5. To authorize the board of directors of the Company (the "Board") to issue additional shares not exceeding 20 per cent. of each of the existing issued domestic shares and overseas listed foreign shares of the Company.

   "THAT:

   (1) Subject to paragraphs (2) & (3) below, the exercise by the Board during the Relevant Period (as defined in paragraph (5) hereunder) of all the powers of the Company to allot, issue or otherwise deal with, either separately or concurrently, each of the existing issued domestic shares ("Domestic Shares") and overseas listed foreign shares ("H Shares") in the capital of the Company be and is hereby approved;

   (2) Subject to the approval as required under paragraph (1) above, the Board shall be authorised to allot or issue Domestic Share and/or H Shares, either separately or concurrently, of not more than 20 per cent. of each of the existing issued Domestic Shares and H Shares in the capital of the Company as at the date of passing this resolution;

   (3) Approval as required in paragraph (1) above is subject to the granting of approval from the China Securities Regulatory Commission;

   (4) Approval of paragraph (1) above includes the authorization of the Board to deal with the matters concerning the issue of A shares to the public ("A Share Issue") in accordance with the resolutions in relation to the A Share Issue passed at the extraordinary general meeting of the Company held on March 22, 2001, including:

      (a) To determine the basic offer price, the price range of the issue, methods of the issue and the final issue price and the final number of shares to be issued;

(b) To execute any material contracts in connection with the investment projects in relation to the A Share Issue;

(c) To deal with other matters relating to the A Share Issue.

(5) For the purpose of this resolution, "Relevant Period" means the period from the date upon which this resolution is passed until whichever is the earliest of:-

(a) from the passing of this special resolution, until conclusion of the Company's next annual general meeting;

(b) the expiry of the twelve month period from the date of the passing of this resolution; or

(c) the date of revocation or variation of the authority given under this resolution by a special resolution of the Company in general meeting.

(6) The Board be authorised to make appropriate amendments to the relevant articles of the Articles of the Association of the Company after the completion of the allotment or issuance as provided in paragraph (1) above, to increase the share capital of the Company and reflect the new share capital structure of the Company, and to complete the related registration formalities at the relevant regulatory authorities of the government."

By Order of the Board
Jiang Wenyao
Company Secretary

Hangzhou, Zhejiang Province, the PRC
March 13, 2002

Notes:

1. **Eligibility for attending the Annual General Meeting**

Holders of H Shares who intend to attend the Annual General Meeting must deliver all transfer instruments and the relevant share certificates to the share registrar for H Shares, Hong Kong Registrars Limited (the address of which is set out in paragraph 5 below), at or before 4:00 p.m. on March 30, 2002.

2. **Registration procedures for attending the Annual General Meeting**

(1) Holders of H Shares and Domestic Shares intending to attend the Annual General Meeting should return the reply slip for attending the Annual General Meeting to the Company by post or by facsimile (address and facsimile numbers are shown in paragraph 5 below) such that the same shall be received by the Company on or before April 10, 2002.

(2) A shareholder ("Shareholder") or his/her/its proxy should produce proof of identity when attending the meeting. If a Shareholder appoints a legal representative to attend the meeting, such legal representative shall produce proof of identity and a copy of the resolution of the board of directors or other governing body of such Shareholder appointing such legal representative at the meeting.

3. Proxy

(1) A Shareholder eligible to attend and vote at the Annual General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on his/her/its behalf. A proxy need not be a Shareholder.

(2) A proxy should be appointed by a written instrument signed by the appointor or his/her/its attorney. If the appointor is a corporation, the same shall be affixed with its common seal or signed by its director(s) or duly authorized representative(s). If the form of proxy is signed by the attorney of the appointor, the power of attorney or other authorization document(s) of such attorney should be notarised.

(3) To be valid, the power of attorney or any other authorization document(s) (which have been notarised) together with the completed form of proxy must be delivered, in the case of holders of Domestic Shares, to the Company at the address shown in paragraph 5 below and, in the case of holders of H Shares, to Hong Kong Registrars Limited at the address shown in paragraph 5 below, not less than 24 hours before the time designated for the holding of the Annual General Meeting.

(4) A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote on a poll.

4. Closure of Register of Members

The register of members of H Shares will be closed from March 31, 2002 to April 29, 2002 (both days inclusive).

5. Miscellaneous

(1) The Annual General Meeting will not last for more than one day. Shareholders who attend shall bear their own travelling and accommodation expenses.

(2) The address of the share registrar for H Shares, Hong Kong Registrars Limited, is at:

2/F, Vicwood Plaza
199 Des Voeux Road Central
Hong Kong

(3) The address of the Company is at:

19th Floor, Zhejiang World Trade Center
15 Shuguang Road, Hangzhou 310007
PRC

Telephone No.: (86)-571-87987700
Facsimile No.: (86)-571-87950329

Appendix I — Biography of Proposed Director

Ms. ZHANG Yang (張楊), aged 38, proposed director of the Company, is currently the assistant general manager and manager at the securities management department of Huajian Transportation Economic Development Centre. Ms. Zhang graduated from Lanzhou University (蘭州大學) in 1987 with a bachelor of science degree in economics. She worked at various posts at the Ministry of Aerospace Industries (航天工業部) from 1987 to 1994 when she joined Huajian. Ms. Zhang also serves as a director of Shenzhen Expressway Company Limited and Sichuan Expressway Company Limited.

Corporate Information

Executive directors

Geng Xiaoping
Fang Yunti
Zhang Jingzhong
Xuan Daoguang

Non-executive directors

Xia Linzhang
Zhang Chunming

Independent non-executive Directors

Hu Hung Lick, Henry
Tung Chee Chen
Zhang Junsheng

Supervisors

Ma Kehua
Ni Ciyun
Lu Fan
Sun Xiaoxia
Zheng Qihua

Company secretary

Jiang Wenyao

Authorised representatives

Geng Xiaoping
Zhang Jingzhong

Statutory address

19/F, Zhejiang World Trade Centre
15 Shuguang Road
Hangzhou City, Zhejiang Province
PRC 310007

Tel: 86-571-8798 5588
Fax: 86-571-8798 5599

Representative office in Hong Kong

Suite 2910
29/F, Bank of America Tower
12 Harcourt Road
Hong Kong

Tel: 852-2537 4295
Fax: 852-2537 4293

Legal advisers

As to Hong Kong law:

Herbert Smith
23rd Floor, Gloucester Tower
11 Pedder Street, Central
Hong Kong

As to English and US law:

Herbert Smith
Exchange House
Primrose Street
London EC2A 2HS
United Kingdom

As to PRC law:

T & C Law Firm
18/F, Block A
100 Moganshan Road
Yaojiang International Building
Hangzhou, Zhejiang
PRC

Auditors and reporting accountants

Ernst & Young
Certified Public Accountants
15th Floor
Hutchison House
10 Harcourt Road, Central
Hong Kong

Financial advisor

Credit Agricole Indosuez
44th Floor
One Exchange Square, Central
Hong Kong

Corporate broker in the United Kingdom

Cazenove & Co. Ltd
12 Tokenhouse Yard
London EC2R 7AN
United Kingdom

Investor relations consultant

Rikes Communications Limited
Room 701, Wanchai Central Building
89 Lockhart Road, Wanchai
Hong Kong

Tel: 852-2520 2201
Fax: 852-2520 2241

Paying agent for London listing

Lloyds TSB Registrars
The Causeway, Worthing
West Sussex
BN99 6DA
United Kingdom

Principal bankers

Bank of China, Zhejiang Branch
Industrial and Commercial Bank of China, Zhejiang Branch
Agriculture Bank of China, Zhejiang Branch
Shanghai Pudong Development Bank, Hangzhou Branch

H Share registrar and transfer office

Hong Kong Registrars Limited
2nd Floor, Vicwood Plaza
199 Des Voeux Road, Central
Hong Kong

H Shares listing information

The Stock Exchange of Hong Kong Limited
Code: 0576

London Stock Exchange plc
Code: ZHEH

ADRs information

US Exchange: OTC
Symbol: ZHEXY
CUSIP: 98951A100
DR: H Shares 1:30

Location Map of Expressways Operated by The Group



Suzhou
Taihu Lake
JIANGSU PROVINCE
SHANGHA
ANHUI PROVINCE
104
318
Huzhou
To Suzhou
Jiaxing
SHANG
SHIDA ROAD
HANGZHOU SECTION
320
JIAXING SECTION
YUHANG SECTION
Qiantang River
Hangzhou
HANGZHOU — NINGBO EX
Shaoxing
Cao'e River
ZHEJIANG PROVINCE
SHANGSAN EXPRESSWAY
330
Linjiang River

Shangsan Expressway Panlongling Tunnel No.1 & No.2

Shanghai-Hangzhou-Ningbo Expressway
Qianjiang er Qiao


Shanghai
UNICIPALITY
ANGZHOU EXPRESSWAY
Hangzhou Bay
ZHOUSHAN ARCHIPELAGOES
EAST CHINA SEA
Zhoushan
Ningbo
329
Taizhou
LEGEND
COMPLETED PLANNED
EXPRESSWAY OPERATED BY THE GROUP
COMPLETED PLANNED
EXPRESSWAY OPERATED BY OTHERS
NATIONAL ROAD
SERVICE AREA
TOLL STATION
0 20KM 40KM
Shangsan Expressway

Shanghai-Hangzhou Expressway Jiaxing Section

核數師兼申報會計師

安永會計師事務所
執業會計師
香港
中環夏慤道10號
和記大廈
15樓

財務顧問

東方滙理銀行
香港
中環交易廣場一期
44樓

倫敦法定券商

Cazenove & Co. Ltd
12 Tokenhouse Yard
London EC2R 7AN
United Kingdom

投資者關係顧問

緯思企業傳訊有限公司
香港
灣仔駱克道89號
灣仔中匯大廈701室

電話：852-2520 2201
傳真：852-2520 2241

倫敦上市付款代理人

Lloyds TSB Registrars
The Causeway, Worthing
West Sussex
BN99 6DA
United Kingdom

主要往來銀行

中國銀行浙江分行
中國工商銀行浙江分行
中國農業銀行浙江分行
上海浦東發展銀行杭州分行

H股股份過戶及登記處

香港證券登記有限公司
香港
中環德輔道中199號
維德廣場2樓

H股上市資料

香港聯合交易所有限公司
代號：0576

倫敦證券股票交易所
代號：ZHEH

美國預託證券資料

美國交易所：櫃枱交易(OTC)
代碼：ZHEXY
CUSIP編號：98951A100
DR：H股 1:30

公司資料

執行董事
耿小平
方雲梯
章靖忠
宣道光

非執行董事
夏林章
張春鳴

獨立非執行董事
胡鴻烈
董建成
張浚生

監事
馬克華
倪慈雲
呂凡
孫笑俠
鄭啟華

公司秘書
姜文耀

授權代表
耿小平
章靖忠

法定地址
中國
浙江省杭州市
曙光路15號
浙江世貿大廈19樓
(310007)

電話：86-571-8798 5588
傳真：86-571-8798 5599

香港辦事處
香港
夏慤道12號
美國銀行中心29樓
2910室

電話：852-2537 4295
傳真：852-2537 4293

法律顧問

香港法律：
史密夫律師事務所
香港
中環畢打街11號
告羅士打大廈23樓

英國及美國法律：
史密夫律師事務所
Exchange House
Primrose Street
London EC2A 2HS
United Kingdom

中國法律：
天冊律師事務所
中國
浙江杭州
莫干山路100號
耀江國際大廈
A座18層

3. 委託代理人

(1) 有權出席股東周年大會及投票的股東有權以書面委託一位或多位代理人代其出席及參加投票，受委託的代理人不必為股東。

(2) 委託代理人必須由委託人或其受託人正式以書面方式委託。如委託人為一法人，則委託文件須加蓋其法人印章或由其董事或正式授權代表簽署。如委託代理人表格由委託人的受託人簽署，則授權該受託人簽署委託代理人表格的授權書或其他授權文件必須經過公證。

(3) 就內資股股東而言，經公證人公證的授權書或其他授權文件及有關的委託代理人表格，均必須于股東周年大會指定舉行時間24小時或之前送達本公司(地址載於下文第5段)，文件方為有效。就H股股東而言，經公證人公證的授權書或其他授權文件及有關之委託代理人表格，均必須于股東周年大會指定舉行時間24小時或以前送達香港證券登記有限公司(地址載於下文第5段)，文件方為有效。

(4) 委託代理人可以舉手或投票方式行使表決權，但是股東如委任超過一名股東代理人，其委託代理人只能以投票方式行使表決權。

4. 暫停辦理股份過戶登記手續

將自2002年3月31日至2002年4月29日(包括首尾兩天)期間內停止辦理H股過戶登記手續。

5. 其他事項

(1) 股東週年大會會期不會超過一天，參加大會的股東往返食宿費用自理。

(2) H股登記處香港證券登記有限公司的地址為：

香港
德輔道中199號
維德廣場2樓

(3) 本公司地址為：

中國
杭州310007曙光路15號
浙江世貿大廈十九樓

聯繫電話： (+86)-571-87987700
傳真： (+86)-571-87950329

附錄一一候選董事簡歷

張楊女士，38歲，本公司候選董事，現任華建交通經濟開發中心總經理助理兼證券管理部經理。張女士1987年畢業於蘭州大學，獲經濟學學士學位。1987年至1994年在航天工業部工作，歷任多項職務。1994年加入華建中心工作。張女士同時擔任深圳高速公路股份有限公司和四川成渝高速公路股份有限公司董事。

(b) 簽署有關增發A股的投資項目的重大合同；

(c) 辦理與增發A股有關的其他事宜。

(5) 就本決議案而言，「有關期間」是指由本決議案獲得通過當日起至下列較早之日期為止的期間：

(a) 本決議案通過後，直至本公司下一屆股東週年大會結束時；

(b) 本決議案獲通過後的十二個月期間屆滿當日；或

(c) 本公司股東大會通過特別決議案，撤消或更改本決議案下的授權當日。

(6) 董事會將獲授權根據上述(1)段配發或發行完成後，對本公司公司章程的有關條款進行適當修改，以增加本公司的股本並反映本公司新的股本結構，以及向有關的政府監管機構辦理相關的登記手續。」

承董事會命
公司秘書
姜文耀

中國浙江省杭州市
2002年3月13日

附註：

1. 出席股東周年大會的資格

H股股東如要出席股東週年大會，必須將其所有轉讓文件及有關股票於2002年3月30日下午四時或之前，送交H股登記處香港證券登記有限公司(其地址載於下文第5段)。

2. 出席股東週年大會的登記手續

(1) 擬出席股東週年大會的H股及內資股股東，應將出席股東週年大會的回條以郵遞或傳真方式於2002年4月10日或之前送達本公司，地址及傳真號碼載於下文第5段。

(2) 股東(「股東」)或委託代理人出席大會時應出示本人身份證明。股東如果委派一名法人代表出席會議，該法人代表應出示本人的身份證明，以及該股東的董事會或其他權力機構委派該法人代表的決議副本。

3. 修改公司章程第十八條為：

「經國務院授權的本公司的審批部門批准，本公司現已發行4,343,114,500股普通股。本公司成立時向發起人浙江省高等級公路投資有限公司(後改組為浙江省交通投資集團有限公司)發行了2,909,260,000股內資股，代表本公司的已發行普通股數的總數約百分之六十七。」

4. 修改公司章程的第十九條為：

「本公司成立後已經發行普通股共4,343,114,500股，其中1,433,854,500股已發行為境外上市外資股，代表本公司已發行的普通股總數約百分之三十三。本公司的股本結構為：普通股共4,343,114,500股，其中本公司的發起人浙江省交通投資集團有限公司持有2,432,500,000股內資股；華建交通經濟開發中心持有476,760,000股內資股；境外上市外資股股東持有1,433,854,500股境外上市外資股。」

5. 授權本公司董事會(「董事會」)增發各不超過本公司現有已發行內資股及境外上市外資股百分之二十的股份。

「動議：

(1) 在下述(2)段及(3)段的限制下，批准董事會於有關期間(定義見下文(5)段)，行使本公司的所有權力，單獨或同時配發、發行或以其他方式處理本公司股本內的現有已發行內資股(「內資股」)及境外上市外資股(「H股」)；

(2) 根據上述(1)段的批准，董事會有權配發或發行的內資股及／或H股，其數量各自不超過本決議案獲得通過之日本公司股本內現有已發行內資股及H股的百分之二十；

(3) 上述(1)段的批准取決於本公司獲得中國證券監督管理委員會的批准；

(4) 上述(1)段的批准包括授權董事會根據於2001年3月22日舉行的本公司臨時股東大會通過有關增發A股的決議案辦理公募增發A股事宜(「增發A股」)，包括：

(a) 決定詢價底價、發行價格區間、發行方式、最終發行價格和最終發行數量；

2001年股東週年大會通告

茲通告浙江滬杭甬高速公路股份有限公司(「本公司」)謹訂於2002年4月30日星期二上午十時正在中華人民共和國(「中國」)杭州310007曙光路15號浙江世貿大廈十八樓舉行2001年度股東週年大會，以便處理下列事項：

A. 以普通決議案通過下列事項：

1. 審議及批准本公司2001年度董事會報告書；
2. 審議及批准本公司2001年度監事會報告書；
3. 審議及批准本公司2001年度經審計財務報表；
4. 審議及批准本公司2001年度溢利分配方案及派發末期股息建議；
5. 審議及批准本公司2002年度財務預算方案；
6. 審議及批准繼續聘任安永會計師事務所為本公司的國際核數師及浙江天健會計師事務所為本公司的中國核數師，並授權本公司的董事會釐定彼等的酬金；
7. 審議及批准夏林章先生辭任本公司外部董事職務，並審議及批准委任張楊女士(見附錄一)為本公司外部董事。

B. 以特別決議案考慮及酌情通過下列事項：

1. 修改本公司公司章程第一條的第三款為：

   「本公司的發起人為：浙江省高等級公路投資有限公司。根據「浙政發[2001]第42號」文件，浙江省高等級公路投資有限公司經改組，由浙江省交通投資集團有限公司取代。」

2. 修改本公司公司章程的第十一條為：

   「本公司的經營範圍以公司登記管理機關所核准者的項目為準。

   本公司的經營範圍為高等級公路的建設、設計、收費、養護、管理、技術咨詢及配套服務；高等級公路配套的沿綫加油站、汽車拯救、清洗、倉貯、餐飲、廣告(須專項報有關部門批准)。」

40.結算日後事項

本公司與嘉興公司及上三公司之少數股東簽訂協議(「該等協議」)，分別進一步收購嘉興公司及上三公司12.7%及2%股權。有關詳情如下：

協議簽訂日期	少數股東	百分比	現金代價 人民幣千元	收購日期
嘉興公司				
2001年12月27日	桐鄉市華通總公司	1.3%	38,671	2002年1月1日
2001年12月27日	海寧恒通開發公司	1.5%	44,621	2002年1月1日
2002年1月18日	嘉興市路橋建設開發有限公司	9.9%	303,700	2002年1月18日
合計		12.7%	386,992	
上三公司				
2001年12月27日	嵊州市上三發展有限公司	2%	57,600	2002年1月1日

41.比較數字

誠如財務報表附註2所述，由於本年內採納新增／經修訂會計實務準則，收入報表之呈列方式、資產負債表及若干附註已經修訂以遵守新規定。因此，若干比較數字已獲重新呈列，以符合本年度之呈報方式。所作出之變動已於財務報表附註2作出解釋。

42.財務報表之核准

本財務報表已經董事會於2002年3月13日核准。

39. 關連人士交易

以下為本公司、其附屬公司及若干政府部門於該年內在日常業務過程中進行之主要關連交易概要。

根據重組協議,省高投公司已向本公司作出多項承諾,其中包括:不競爭承諾、税項賠償保證及虧損(並未根據重組協議明確轉讓予本公司者)賠償保證,並已就違反協議所載任何聲明、保證及承諾作出一般賠償保證。

世界銀行透過財政部及負責杭甬高速公路之營建及管理的浙江省高速公路指揮部(「省指揮部」)提供建設杭甬高速公路之融資。

根據1997年4月18日簽署之補充協議,本公司、省高投公司和省指揮部已同意本公司會遵照重組協議承擔世界銀行貸款之還款責任。本公司與省指揮部已訂立有關協議,據此,本公司須支付之息率將與省指揮部所支付者相同。

年內,本公司透過省指揮部提前償還未償世界銀行之本金額達91,636,418美元。本公司須支付因提前償還產生之額外利息費用及滙兑收益與省指揮部應付之金額相同。

38. 根據中國及香港會計準則編制之財務報表存在之差異

	除稅後溢利		淨資產 於12月31日	
	2001年 人民幣千元	2000年 人民幣千元	2001年 人民幣千元	2000年 人民幣千元
根據法定帳目所報	**928,132**	642,023	**9,218,047**	8,881,679
香港會計實務準則之調整：				
(a) 商譽	**37,170**	35,885	**(214,452)**	(251,622)
(b) 就出售職員宿舍產生之預計虧損之撥備	**4,626**	—	**—**	(15,300)
(c) 認購款項及認購之利息，已扣除遞延稅項	**760**	(2,484)	**—**	4,310
(d) 折舊撥備，已扣除遞延稅項	**(77,039)**	(26,241)	**(74,656)**	(14,733)
(e) 在註冊成立時之股本盈餘差異	**—**	—	**11,923**	11,923
(f) 可退還之所得稅	**10,186**	12,560	**19,059**	8,873
(g) 短期證券投資按市價重列，已扣除遞延稅項	**(20,224)**	38,868	**18,287**	36,967
(h) 稅項豁免之確認	**—**	17,805	**—**	6,964
(i) 應收帳款及其他債項之壞帳撥備	**(738)**	5,548	**2,187**	3,450
(j) 減值虧損，已扣除遞延稅項	**(1,307)**	(28,300)	**6,443**	(14,433)
(k) 於過往年度豁免之企業所得稅款項	**(10,064)**	—	**—**	—
(l) 擬派末期股息	**—**	—	**304,018**	304,018
(m) 其他	**68**	(2,303)	**(1,775)**	39
在財務報表中重列	**871,570**	693,361	**9,289,081**	8,962,135

36. 承擔

	集團		公司	
	2001年 人民幣千元	2000年 人民幣千元	2001年 人民幣千元	2000年 人民幣千元
資本承擔				
已訂約，惟未撥備：				
—興建高速公路	**344,127**	622,684	**188,041**	356,012
—增加機器設備	**35,446**	—	**—**	—
—建議投資於上三公司	**542,600**	485,000	**542,600**	485,000
—建議投資於嘉興公司	**386,992**	—	**386,992**	—
—購置一幢新樓宇	**5,720**	—	**5,720**	—
—其他	**—**	1,886	**—**	1,886
	1,314,885	1,109,570	**1,123,353**	842,898
已批准，惟未訂約：				
—興建高速公路	**1,274,740**	2,500,980	**945,592**	898,182
	2,589,625	3,610,550	**2,068,945**	1,741,080

37. 或有負債

於結算日，於財務報表未予撥備之或有負債載列如下：

	集團		公司	
	2001 人民幣千元	2000 人民幣千元	2001 人民幣千元	2000 人民幣千元
就向下列各項				
公司債券而給予之擔保				
——一間附屬公司	**—**	—	**208,694**	201,134
就向下列各項發行貸款額度				
而給予之擔保：				
——一間附屬公司	**—**	—	**565,000**	—
——一間合營公司	**30,000**	30,000	**30,000**	30,000
	30,000	30,000	**803,694**	231,134

35. 現金流量表附註（續）

(b) 於該年內融資變動分析如下：

	長期債券 人民幣千元	銀行及 其他貸款 人民幣千元	少數股東 權益 人民幣千元
於2000年1月1日之結餘	—	3,159,897	1,449,432
融資現金流入	200,000	86,701	176,381
因攤薄少數股東權益而產生	—	—	(154,485)
派付予少數股東之股息	—	—	(33,324)
少數股東應佔溢利	—	—	57,360
於2000年12月31日 及2001年1月1日之結餘	200,000	3,246,598	1,495,364
融資現金流入	—	(417,589)	—
因攤薄少數股東權益而產生	—	—	(72,515)
派付予少數股東之股息	—	—	(31,177)
少數股東應佔溢利	—	—	110,957
於2001年12月31日	**200,000**	**2,829,009**	**1,502,629**

35. 現金流量表附註

(a) 來自經營業務之溢利與來自經營業務之現金流入淨額之對帳：

	2001年 人民幣千元	2000年 人民幣千元
來自經營業務之溢利	**1,439,949**	1,042,768
折舊	**205,582**	142,080
高速公路經營權之攤銷	**8,700**	8,700
攤銷商譽	**1,043**	—
撇銷壞帳	**7,500**	—
利息收入	**(41,503)**	(73,195)
提前償還世界銀行貸款產生之滙兑差異	**(53,172)**	—
出售固定資產之虧損	**4,313**	5,595
減值虧損	**—**	42,239
長期投資之減值撥備	**—**	5,783
存貨之減少／(增加)	**(556)**	331
貿易應收帳款增加	**(35,017)**	(14,453)
按金及其他應收款之減少／(增加)	**164,981**	(105,859)
貿易應付帳款之減少	**(874)**	(12,027)
應收控股公司款項之增加	**(2,210)**	(31,838)
應付有關連人士款項之減少淨額	**(80,153)**	—
其他應繳税項之增加	**6,216**	5,268
其他負債之增加／(減少)	**(26,438)**	31,624
應計款項之增加／(減少)	**3,018**	(6,803)
應付一間聯營公司款項之增加	**1,250**	—
應付一間合營公司款項之增加	**551**	90
經營業務之現金流入淨額	**1,603,180**	1,040,303

34. 儲備（續）

此外，有關稅務機關規定上三公司須於2001年內將2000年獲豁免繳納的企業所得稅轉撥至其法定盈餘公積金帳戶內。此項轉撥已載入該等財務報表。

根據中國公司法，該等公司須按除稅後溢利（根據中國會計準則及適用於該等公司之規則而釐定）的5%至10%提取法定公益金，該法定公益金為除該等公司清盤以外不可以分派之儲備金。法定公益金須用作員工福利設施之資本開支，而此等設施仍為該等公司之物業。

本公司之董事已建議分別提取人民幣79,434,000元（2000年：人民幣57,063,000元）法定盈餘公積金及人民幣39,717,000元（2000年：人民幣28,531,000元）之法定公益金，分別佔根據中國會計準則釐定本公司除稅後溢利人民幣794,343,000元（2000年：人民幣570,629,000元）之10%（2000年：10%）及5%（2000年：5%）。

根據中國有關規定，股東可供分派之溢利金額乃以按中國會計準則或按香港公認會計準則釐定之金額兩者之較低者計算。

於2001年12月31日，本公司可供以現金或其他形式分派之儲備約為人民幣634,528,000元（2000年（重列）：人民幣643,320,000元）。

於2001年12月31日，根據中國公司法，本公司有約人民幣3,638,229,000元（2000年：人民幣3,633,159,000元）列入本公司之股份溢價帳款項可供以資本化發行之形式分派。

34. 儲備(續)

	股本溢價帳 人民幣千元	商譽儲備金 人民幣千元	法定盈餘公積金 人民幣千元	法定公益金 人民幣千元	留存溢利 人民幣千元	合計 人民幣千元
公司						
於2000年1月1日之結餘	3,645,082	—	115,911	57,956	311,335	4,130,284
中期股息—附註12	—	—	—	—	(86,862)	(86,862)
於該年度之純利	—	—	—	—	504,441	504,441
轉撥自／(入)儲備	—	—	57,063	28,531	(85,594)	—
擬派末期股息—附註12	—	—	—	—	(304,018)	(304,018)
於2000年12月31日及年初	3,645,082	—	172,974	86,487	339,302	4,243,845
中期股息—附註12	—	—	—	—	(130,293)	(130,293)
於該年度之純利	—	—	—	—	544,670	544,670
轉撥自／(入)儲備	—	—	79,434	39,717	(119,151)	—
擬派末期股息—附註12	—	—	—	—	(304,018)	(304,018)
於2001年12月31日	**3,645,082**	**—**	**252,408**	**126,204**	**330,510**	**4,354,204**

根據中國公司法及有關公司之公司章程細則,本公司、附屬公司、聯營公司及合營公司(統稱「該等公司」)須提取除稅後溢利(根據中國會計準則及適用於該等公司之規則而釐定)之10%作為法定盈餘公積金,直至該法定盈餘公積金達到該等公司註冊資本之50%,可不再提取。按照中國公司法及該等公司各自之公司組織章程細則所載列之若干規定,部分法定盈餘公積金可以轉增股本。

34. 儲備

	股本溢價帳 人民幣千元	商譽儲備金 人民幣千元	法定盈餘公積金 人民幣千元	法定公益金 人民幣千元	留存溢利 人民幣千元	合計 人民幣千元
集團						
於2000年1月1日	3,645,082	(332,016)	182,990	82,856	511,813	4,090,725
因收購附屬公司之進一步權益而產生之商譽	—	(18,315)	—	—	—	(18,315)
因收購一間聯營公司之進一步權益而產生之商譽	—	(2,529)	—	—	—	(2,529)
中期股息—附註12	—	—	—	—	(86,862)	(86,862)
於該年度之純利	—	—	—	—	636,001	636,001
轉撥自／(入)儲備	—	—	102,041	45,146	(147,187)	—
擬派末期股息—附註12	—	—	—	—	(304,018)	(304,018)
於2000年12月31日及年初	3,645,082	(352,860)	285,031	128,002	609,747	4,315,002
分佔一間聯營公司之股份溢價	644	—	—	—	—	644
中期股息—附註12	—	—	—	—	(130,293)	(130,293)
於該年度之純利	—	—	—	—	760,613	760,613
轉撥自／(入)儲備	—	—	130,267	62,762	(193,029)	—
擬派末期股息—附註12	—	—	—	—	(304,018)	(304,018)
於2001年12月31日	**3,645,726**	**(352,860)**	**415,298**	**190,764**	**743,020**	**4,641,948**

33. 股本

	2001年 股份數目	2000年 股份數目	2001年 人民幣千元	2000年 人民幣千元
已註冊、發行及繳足：				
每股面值人民幣1.00元				
之內資股	**2,909,260,000**	2,909,260,000	**2,909,260**	2,909,260
每股面值人民幣1.00元之H股	**1,433,854,500**	1,433,854,500	**1,433,855**	1,433,855
	4,343,114,500	4,343,114,500	**4,343,115**	4,343,115

內資股目前並無在任何證券交易所上市。

H股已自1997年5月15日起在香港聯合交易所有限公司上市，並於2000年5月5日獲准在倫敦證券交易所正式上市，同日開始買賣。

於2001年2月27日，本公司H股於交易所非正式受監管市場第二上市後，在柏林交易所開始買賣。

於2002年2月14日，經董事會及中國証監會批准後，美國證券及交易所宣佈本公司之美國預託證券證明之美國預託股份生效。

內資股與H股在分派股息及投票權方面享有同等權利。

29. 長期債券

	集團	
	2001年 人民幣千元	**2000年 人民幣千元**
長期債券	**200,000**	200,000

該等債券為無抵押、附有按年息3.78厘計算之利息且須於2003年到期時償還。

30. 應付關聯人士之款項

應付關聯人士之款項乃無抵押、免息且無固定還款期。

31. 應付控股公司之款項

應付控股公司(即「交通投資集團」)之款項為無抵押、免息且無固定還款期。

32. 遞延稅項

	集團		公司	
	2001年 人民幣千元	**2000年 人民幣千元**	**2001年 人民幣千元**	**2000年 人民幣千元**
於1月1日	**43,101**	3,346	**21,655**	3,346
本年度稅項－附註8	**88,432**	39,755	**40,606**	18,309
於12月31日	**131,533**	43,101	**62,261**	21,655

本集團及本公司之遞延稅項，是由於根據香港會計實務準則編製該等財務報表之會計溢利與按中國法律及規定編製的應納稅之間出現差額所致。

28.附息之銀行及其他貸款

	集團		公司	
	2001年 人民幣千元	2000年 人民幣千元	2001年 人民幣千元	2000年 人民幣千元
銀行貸款，無抵押	**1,655,500**	1,230,000	**1,090,500**	800,000
其他貸款，無抵押	**1,173,509**	2,016,598	**—**	808,902
	2,829,009	3,246,598	**1,090,500**	1,608,902
應於下列期間償還之				
銀行貸款：				
一年內	**1,510,500**	970,000	**990,500**	540,000
第二年	**130,000**	160,000	**100,000**	160,000
第三至第五年				
（包括首尾兩年）	**15,000**	100,000	**—**	100,000
	1,655,500	1,230,000	**1,090,500**	800,000
應於下列期間償還之				
其他貸款：				
一年內	**110,278**	861,817	**—**	780,376
第二年	**76,524**	80,646	**—**	9,487
第三至第五年				
（包括首尾兩年）	**420,968**	407,682	**—**	—
五年以上	**565,739**	666,453	**—**	19,039
	1,173,509	2,016,598	**—**	808,902
	2,829,009	3,246,598	**1,090,500**	1,068,902
列作流動負債之				
部分－附註27	**(1,620,778)**	(1,831,817)	**(990,500)**	(1,320,376)
長期部分	**1,208,231**	1,414,781	**100,000**	288,526

(a) 銀行貸款乃無抵押且按年息5.022厘至5.643厘計算利息。

(b) 其他貸款乃無抵押且按年息3厘至5.5厘計算利息。

26. 其他應付款及應計款項

	附註	集團 2001年 人民幣千元	集團 2000年 人民幣千元 重列	公司 2001年 人民幣千元	公司 2000年 人民幣千元 重列
應計款項		**42,566**	89,943	**10,814**	42,769
其他負債		**100,010**	126,448	**66,323**	84,222
應付有關連人士之款項	30	**12,151**	92,304	**12,151**	92,304
應付控股公司之款項	31	**2,599**	4,809	**—**	4,809
		157,326	313,504	**89,288**	224,104

27. 附息之銀行及其他借貸

	附註	集團 2001年 人民幣千元	集團 2000年 人民幣千元 重列	公司 2001年 人民幣千元	公司 2000年 人民幣千元 重列
銀行及其他借貸 之即期部分	28	**1,620,778**	1,831,817	**990,500**	1,320,376

23. 其他應收款

	集團		公司	
	2001年 人民幣千元	2000年 人民幣千元	2001年 人民幣千元	2000年 人民幣千元
預付款項	**30,808**	45,214	**30,028**	3,637
按金及其他應收款	**10,225**	238,817	**5,867**	174,037
可退還之所得税	**22,745**	12,560	**22,745**	12,560
	63,778	296,591	**58,640**	190,234

24. 現金及現金等價物

	集團		公司	
	2001年 人民幣千元	2000年 人民幣千元	2001年 人民幣千元	2000年 人民幣千元
現金及銀行結餘	**434,771**	320,304	**137,556**	161,078
定期存款	**384,255**	1,394,030	**195,864**	1,179,182
	819,026	1,714,334	**333,420**	1,340,260

25. 貿易應付帳款

於結算日按發票日期計算之貿易應付帳款之帳齡分析如下：

	集團		公司	
	2001年 人民幣千元	2000年 人民幣千元	2001年 人民幣千元	2000年 人民幣千元
一年內	**113,793**	200,761	**82,711**	12,113
一至兩年	**126,796**	3,798	**1,550**	1,005
兩至三年	**229**	—	**8**	—
	240,818	204,559	**84,269**	13,118

21. 商譽

誠如財務報表附註2所詳述，年內採納會計實務準則第30號。因收購附屬公司產生之商譽金額於資產負債表中資本化為一項資產或確認入帳，載列如下：

	集團 **人民幣千元**
成本：	
收購一間附屬公司之額外權益	
及於2001年12月31日之結餘	20,853
累計攤銷：	
年內作出撥備及於2001年12月31日之結餘	1,043
帳面淨值：	
於2001年12月31日	**19,810**
於2000年12月31日	—

誠如財務報表附註2所詳述，本集團所採納之會計實務準則第30號允許於2001年1月1日前因收購產生之商譽及負商譽分別可仍於儲備中撇銷或進帳入股本儲備。

於2001年12月31日，於收購附屬公司產生仍於儲備中撇銷之商譽金額為人民幣352,860,000元。商譽金額以過往年度產生之成本列帳。

22. 貿易應收帳款

於結算日按發票日期計算之貿易應收帳款之帳齡分析如下：

	集團		**公司**	
	2001年 **人民幣千元**	**2000年** **人民幣千元**	**2001年** **人民幣千元**	**2000年** **人民幣千元**
一年內	**44,918**	18,162	**44,895**	18,162
一至兩年	**9,301**	208	**9,301**	208
兩至三年	**—**	832	**—**	832
	54,219	19,202	**54,196**	19,202

19. 投資(續)

短期投資

	集團		公司	
	2001年 人民幣千元	2000年 人民幣千元	2001年 人民幣千元	2000年 人民幣千元
於中國上市,市值				
一國債	**733,724**	156,525	**562,848**	—
一可轉換債券	**160,614**	99,485	**101,078**	99,486
一封閉性證券投資基金	**97,810**	121,955	**51,950**	80,808
一開放式證券投資基金	**20,038**	—	**—**	—
	1,012,186	377,965	**715,876**	180,294

本集團之短期投資於該等財務報表獲批准之日之市值約為人民幣1,022,210,000元(2000年:人民幣393,704,000元)。

20. 長期應收帳款

	集團及公司	
	2001年 人民幣千元	2000年 人民幣千元
擬持有至到期之證券之應收利息	**9,030**	6,450

應收利息將於擬持有至到期之證券屆滿時結清。

18. 高速公路經營權

	集團 人民幣千元	公司 人民幣千元
成本：		
於2001年1月1日及2001年12月31日	261,000	208,000
累計攤銷：		
於2001年1月1日	28,955	25,422
於年內撥備	8,700	6,934
於2001年12月31日	**37,655**	**32,356**
帳面淨值：		
於2001年12月31日	**223,345**	**175,644**
於2000年12月31日	232,045	182,578

19. 投資

長期投資

	集團		公司	
	2001年 人民幣千元	2000年 人民幣千元	2001年 人民幣千元	2000年 人民幣千元
擬持有至到期之證券	**30,000**	30,000	**30,000**	30,000
非上市股權投資，成本值	**8,650**	8,650	**—**	—
	38,650	38,650	**30,000**	30,000
非上市股權投資減價撥備	**(5,783)**	(5,783)	**—**	—
	32,867	32,867	**30,000**	30,000

17. 於聯營公司之權益

	集團		公司	
	2001年 人民幣千元	2000年 人民幣千元	2001年 人民幣千元	2000年 人民幣千元
非上市股份，成本值	**—**	—	**126,500**	126,500
應佔商譽以外之淨資產	**158,159**	167,316	**—**	—
應付聯營公司金額	**(1,250)**	—	**—**	—
	156,909	167,316	**126,500**	126,500

應付聯營公司之款項乃無抵押、免息且無固定還款期。

於2001年12月31日，本集團應佔聯營公司收購後之累計儲備為人民幣31,659,000元（2000年：人民幣40,816,000元）。

本公司直接持有之聯營公司之詳情如下：

名稱	業務結構	註冊及經營地點	應佔權益百分比 2001年	應佔權益百分比 2000年	主要業務
浙江高速石油發展有限公司（「石油公司」）	公司	中國	**50**	50	興建及經營加油站及出售石油產品
中恒世紀科技實業股份有限公司（「中恒科技」）	公司	中國	**27.58**	30	在中國提供物流服務及防偽系統

上述聯營公司之財務報表乃與本集團之財務報表處於同一範圍。綜合財務報表已就聯營公司與集團成員公司之間之重大交易作出調整。

15. 於附屬公司之權益（續）

附註1. 余杭公司於1994年6月7日在中國註冊成立為股份有限公司，其後於1996年11月28日以現有名稱重組為有限責任公司。

附註2. 嘉興公司於1994年6月30日在中國註冊成立為股份有限公司，其後於1996年11月29日以現有名稱重組為有限責任公司。

附註3. 高通公司於1997年11月3日在中國註冊成立為有限責任公司。高通公司現正在清盤中。

附註4. 上三公司於1998年1月1日在中國註冊成立為有限責任公司。

附註5. 廣告公司於1998年6月1日在中國註冊成立為有限責任公司。

16. 於合營公司之權益

	集團		公司	
	2001年 人民幣千元	**2000年 人民幣千元**	**2001年 人民幣千元**	**2000年 人民幣千元**
非上市股份，成本值	**—**	—	**65,000**	65,000
應佔商譽以外之淨資產	**54,723**	57,216	**—**	—
應付合營公司帳款	**(641)**	(90)	**(641)**	(90)
	54,082	57,126	**64,359**	64,910

應付合營公司之款項乃無抵押、免息及並無固定還款期。

由本公司直接持有之合營公司之詳情如下：

名稱	業務結構	註冊及經營地點	以下各項之百分比：所有權權益	投票權	溢利分享	主要業務
杭州石大公路有限公司（「石大公司」）	公司	中國	50	50	50	興建及經營石橋至大井公路（「石大公路」）

15. 於附屬公司之權益

	公司	
	2001年 人民幣千元	2000年 人民幣千元
非掛牌股份，成本值	**3,648,673**	3,555,304
應收附屬公司之款項	**2,375**	4,099
應付附屬公司之款項	**(34,000)**	(9,835)
	3,617,048	3,549,568

應收／應付附屬公司之款項均無抵押、免息且無固定還款期。

本公司之附屬公司(均為直接持有)之詳情如下：

附屬公司名稱	註冊日期及地點	註冊資本 人民幣	本公司應佔股權百分比	主要業務
浙江余杭高速公路有限責任公司(「余杭公司」)	附註1	75,223,000	51	興建及管理滬杭高速公路余杭段
浙江嘉興高速公路有限責任公司(「嘉興公司」)	附註2	1,859,200,000	87.29	興建及管理滬杭高速公路嘉興段
浙江高通石材開發有限公司(「高通」)	附註3	5,000,000	80	製造、設計及銷售石材及石礦物料
浙江上三高速公路有限公司(「上三公司」)	附註4	2,400,000,000	61	興建及管理上三高速公路
浙江高速廣告有限責任公司(「廣告公司」)	附註5	1,000,000	70	廣告

14. 固定資產（續）

	土地 人民幣千元	高速公路及橋樑 人民幣千元	收費站及附屬設施 人民幣千元	通訊及訊號設備 人民幣千元	汽車 人民幣千元	機器及設備 人民幣千元	在建工程 人民幣千元	合計 人民幣千元
公司								
成本：								
於2001年1月1日	350,384	4,712,616	95,847	9,868	28,532	174,798	37,063	5,409,108
重新分類	—	—	(159)	105,986	19,221	(125,048)	—	—
增加	—	—	4,471	3,298	3,846	3,282	196,988	211,885
轉撥	—	—	9,858	325	—	766	(10,949)	—
出售	—	—	—	—	(24)	(150)	—	(174)
於2001年12月31日	**350,384**	**4,712,616**	**110,017**	**119,477**	**51,575**	**53,648**	**223,102**	**5,620,819**
累計折舊：								
於2001年1月1日	41,330	206,672	9,045	5,538	10,496	40,347	—	313,428
重新分類	—	170	(153)	16,981	11,025	(28,023)	—	—
該年內撥備	11,668	63,816	3,631	12,351	5,833	7,181	—	104,480
出售	—	—	—	—	(2)	(73)	—	(75)
於2001年12月31日	**52,998**	**270,658**	**12,523**	**34,870**	**27,352**	**19,432**	**—**	**417,833**
賬面淨值：								
於2001年12月31日	**297,386**	**4,441,958**	**97,494**	**84,607**	**24,223**	**34,216**	**223,102**	**5,202,986**
於2000年12月31日	309,054	4,505,944	86,802	4,330	18,036	134,451	37,063	5,095,680

所有固定資產位於中國境內。

14. 固定資產

	土地 人民幣千元	高速公路及橋樑 人民幣千元	收費站及附屬設施 人民幣千元	通訊及訊號設備 人民幣千元	汽車 人民幣千元	機器及設備 人民幣千元	在建工程 人民幣千元	合計 人民幣千元
集團								
成本：								
於年初：								
按過往所呈報	527,628	11,029,432	212,761	9,881	53,008	205,162	53,346	12,091,218
重新分類至累計虧損及減值（附註）	—	44,160	—	—	—	—	—	44,160
重列	527,628	11,073,592	212,761	9,881	53,008	205,162	53,346	12,135,378
重新分類	—	(842)	(12,344)	118,654	19,552	(125,020)	—	—
添置	—	277	5,720	7,944	4,927	6,050	530,835	555,753
轉撥	—	109,603	165,461	3,309	778	7,566	(287,214)	(497)
出售	—	—	—	—	(334)	(396)	—	(730)
於2001年12月31日	**527,628**	**11,182,630**	**371,598**	**139,788**	**77,931**	**93,362**	**296,967**	**12,689,904**
累計折舊及減值：								
於年初：								
按過往所呈報	53,404	277,760	13,501	5,544	13,130	46,073	—	409,412
由成本值重新分類（附註）	—	44,160	—	—	—	—	—	44,160
重列	53,404	321,920	13,501	5,544	13,130	46,073	—	453,572
重新分類	—	164	(1,465)	18,293	11,031	(28,023)	—	—
年內撥備	17,525	140,550	14,269	12,601	8,668	11,969	—	205,582
出售	—	—	—	—	(40)	(222)	—	(262)
於2001年12月31日	**70,929**	**462,634**	**26,305**	**36,438**	**32,789**	**29,797**	**—**	**658,892**
帳面淨值：								
於2001年12月31日	**456,699**	**10,719,996**	**345,293**	**103,350**	**45,142**	**63,565**	**296,967**	**12,031,012**
於2000年12月31日	474,224	10,751,672	199,260	4,337	39,878	159,089	53,346	11,681,806

附註： 根據經修訂之會計實務準則第17號之披露規定，累計減值虧損計入累計折舊內，而過往資產減值乃作為資產成本之調整。此項變動已作為一項追溯性重新分類予以披露。

12. 股息

本公司

	2001年	2000年	2001年	2000年
	每股普通股			
	人民幣	人民幣	人民幣	人民幣
中期股息	**0.03**	0.02	**130,293**	86,862
建議末期股息	**0.07**	0.07	**304,018**	304,018
	0.10	0.09	**434,311**	390,880

年內建議末期股息須經本公司股東於來屆股東週年大會上批准。

年內，本集團採納經修訂會計實務準則第9號「結算日後事項」。為符合此經修訂會計實務準則，已就截至2000年12月31日止年度之建議末期股息人民幣304,018,000元作出以前年度調整，將以往年度列作負債，重新調整為資產負債表資本及儲備項下的建議末期股息帳目。此項調整已減少本集團及本公司於2000年12月31日過往呈報之流動負債人民幣304,018,000元，而儲備相應增加人民幣304,018,000元。

該項會計政策變動，對2001年12月31日的影響為令本年度建議末期股息人民幣304,018,000元已獲計入於當日資產負債表資本下儲備項下建議末期股息內；而於過往年度，此項股息已於結算日確認為流動負債。

13. 每股盈利

每股基本盈利乃按年內股東應佔來自日常業務之純利計人民幣760,613,000元（2000年：人民幣636,001,000元）及該年內已發行股份4,343,114,500股（2000年：4,343,114,500股）計算。

由於該年度內並無產生任何攤薄事項，故此截至2001年及2000年12月31日止年度之每股攤薄盈利並無予以計算。

9. 股東應佔來自日常業務之純利

列於本公司財務報表之股東應佔來自日常業務之純利為人民幣544,670,000元(2000年：人民幣504,441,000元)。

10. 董事酬金

根據上市規則及公司條例第161條所披露之董事酬金如下；

	2001年 人民幣千元	2000年 人民幣千元
袍金	—	—
其他報酬：		
薪金、津貼及實物利益	**1,641**	1,440
已付及應付花紅	**552**	477
	2,193	1,917

上述薪金、津貼及實物利益中包括應付兩名獨立非執行董事各港幣150,000元(2000年：港幣145,000元)，以及應付另一位獨立非執行董事人民幣20,000元(2000年：人民幣5,000元)。年內，獨立非執行董事概無獲支付任何其他酬金(2000年：無)。

董事之酬金乃介乎下列範圍：

	董事人數	
	2001年	2000年
零至港幣1,000,000元	**9**	11

年內概無訂立有關董事放棄或同意放棄任何酬金之安排。

11. 五位最高薪之僱員

年內五名最高薪之僱員包括四名(2000年：五名)董事，其薪酬詳情載於上文附註10，以及一名非董事僱員，其年內之薪酬少於港幣1,000,000元。

8. 税項

由於本集團於年內在香港無應課税溢利，故並無就香港利得税作出準備。

本集團須就應課税收入(按中國法律及制度編製財務報表之應納税所得額計算)的33%繳納企業所得税(「企業所得税」)。

根據浙江省人民政府於1997年發出的指示，本公司支付給浙江税務局之企業所得税，將有權獲得數額相等於應課税收入之18%的財政返還。根據國務院發出之指示，本公司有權獲得的税收返還，直至2001年12月31日為止。本公司之附屬公司、聯營公司或共同控制實體概無獲授該項實益優惠。

由於華建交通經濟開發中心(「華建」)(招商局集團下屬之國有企業)成為本公司之大股東，本公司已付之企業所得税已分為國家部分及浙江部分。已付之企業所得税總額中之國家部分(即根據財政部發出之有關法規所計算的華建之內資股總額之部分(即16.39%))不再享有由浙江省人民政府批准之18%返還。

就此而言，已退及應退税項乃指本公司於該年度內已收及應收浙江財政廳之財政補貼。

	2001年 人民幣千元	2000年 人民幣千元
集團：		
税項撥備	**327,718**	185,307
上年度之超額撥備	**—**	(1,474)
已退／可退還税項	**(68,791)**	(50,840)
	258,927	132,993
遞延－附註32	**88,432**	39,755
應佔聯營公司之税項	**17,528**	6,074
應佔聯營公司之遞延税項	**(1,951)**	6,302
應佔合營公司之遞延税項	**1,034**	1,267
本年度之税項開支	**363,970**	186,391

本年度概無任何重大尚未撥備之遞延税項(2000年：無)。

6. 經營業務之溢利

本集團來自經營業務之溢利乃經扣除／(貸記)下列各項後得出：

	2001年 人民幣千元	2000年 人民幣千元
折舊	**205,582**	142,080
於土地及樓宇之經營租約租金	**1,364**	930
核數師酬金	**3,709**	2,267
員工成本：		
工資及薪酬	**75,773**	51,593
退休金供款	**6,900**	4,358
就某條停止收費的連接綫作出之減值虧損	**—**	42,239
高速公路經營權之攤銷	**8,700**	8,700
商譽之攤銷	**1,043**	—
撇銷壞帳	**7,500**	—
出售固定資產之虧損	**4,313**	5,595
長期投資之減值撥備	**—**	5,783
租金淨收入	**(6,726)**	(7,098)
滙兑(收益)／虧損，淨額	**(53,172)**	35
利息收入	**(41,503)**	(73,195)
短期投資之收入	**(105,522)**	(153,566)

7. 融資成本

	2001年 人民幣千元	2000年 人民幣千元
須於五年內悉數償還之銀行貸款及其他貸款之利息	**188,400**	184,969
其他貸款之利息	**29,645**	39,349
融資成本總額	**218,045**	224,318
資本化利息	**(2,699)**	(27,235)
	215,346	197,083

5. 營業額及收益

營業額主要為經營高速公路之通行費收入、所提供之廣告服務價值及所提供之道路維修養護服務價值扣減相關收入稅項得出。

營業額及收益之分析如下：

	2001年 人民幣千元	2000年 人民幣千元
通行費收入－第三方	**1,756,265**	1,219,672
廣告收入－第三方	**22,462**	15,878
道路維修養護收入－第三方	**4,649**	5,130
其他－第三方	**34,465**	15,582
	1,817,841	1,256,262
減：收益稅項	**(95,324)**	(67,658)
營業額	**1,722,517**	1,188,604
短期投資之收入	**105,522**	153,566
利息收入	**41,503**	73,195
租金收入	**6,726**	7,098
拖車收入	**8,278**	6,821
滙兑收益	**53,172**	—
其他	**1,489**	2,208
其他收益	**216,690**	242,888
	1,939,207	1,431,492

本公司及其附屬公司須按通行費收入5%的營業税，繳付其他服務收入需按3%至5%徵收營業税（「營業税」）。此外，附屬公司均須繳付下列各種收入税：

- 城市維護建設税，按營業税1%-7%徵收；
- 教育費附加費，按營業税3.5%-4%徵收；及
- 文化教育基金，按廣告收入3%徵收。

4. 分類資料(續)

集團	通行費 2001年 人民幣千元	通行費 2000年 人民幣千元	廣告 2001年 人民幣千元	廣告 2000年 人民幣千元	道路維修保養 2001年 人民幣千元	道路維修保養 2000年 人民幣千元	配套業務 2001年 人民幣千元	配套業務 2000年 人民幣千元	綜合 2001年 人民幣千元	綜合 2000年 人民幣千元
分類收益:										
營業額-第三方	**1,663,362**	1,157,098	**21,190**	14,535	**4,617**	4,853	**33,348**	12,118	**1,722,517**	1,188,604
其他收益-第三方	**209,319**	228,950	**72**	23	**3,511**	1,083	**3,788**	12,832	**216,690**	242,888
收益總額	**1,872,681**	1,386,048	**21,262**	14,558	**8,128**	5,936	**37,136**	24,950	**1,939,207**	1,431,492
分類業績	**1,425,341**	1,024,432	**11,084**	11,261	**(976)**	3,409	**4,500**	3,666	**1,439,949**	1,042,768
融資成本	**–**	–	**–**	–	**–**	–	**–**	–	**(215,346)**	(197,083)
佔聯營公司溢利	**–**	–	**–**	–	**–**	–	**12,396**	40,584	**12,396**	40,584
佔一間共同控制實體虧損	**(1,459)**	(6,517)	**–**	–	**–**	–	**–**	–	**(1,459)**	(6,517)
除稅前溢利									**1,235,540**	879,752
稅項									**(363,970)**	(186,391)
除少收股東損益前溢利									**871,570**	693,361
少數股東損益									**(110,957)**	(57,360)
股東應佔日常業務純利									**760,613**	636,001
分類資產	**14,089,709**	14,209,868	**24,947**	19,086	**42,225**	47,360	**89,856**	85,664	**14,246,737**	14,361,978
於聯營公司權益	**–**	–	**–**	–	**–**	–	**156,909**	167,316	**156,909**	167,316
於一間共同控制實體權益	**54,082**	57,126	**–**	–	**–**	–	**–**	–	**54,082**	57,126
商譽	**19,810**	–	**–**	–	**–**	–	**–**	–	**19,810**	–
資產總值	**14,163,601**	14,266,994	**24,947**	19,086	**42,225**	47,360	**246,765**	252,980	**14,477,538**	14,586,420
分類負債	**3,514,937**	4,038,430	**5,416**	3,626	**6,132**	12,371	**27,810**	31,393	**3,554,295**	4,085,820
遞延稅項	**131,533**	43,101	**–**	–	**–**	–	**–**	–	**131,533**	43,101
負債總值	**3,646,470**	4,081,531	**5,416**	3,626	**6,132**	12,371	**27,810**	31,393	**3,685,828**	4,128,921
其他分類資料										
資本支出	**546,401**	1,228,007	**7,975**	8,014	**1,190**	446	**187**	13,383	**555,753**	1,249,850
折舊及攤銷	**207,099**	144,275	**1,692**	1,207	**4,398**	3,304	**1,093**	1,994	**214,282**	150,780
於收益表確認之 減值虧損	**–**	42,239	**–**	–	**–**	–	**–**	–	**–**	42,239
撇銷壞賬	**7,500**	–	**–**	–	**–**	–	**–**	–	**7,500**	–

4. 分類資料

根據本集團之內部財務呈報，本集團已決定業務分類為其主要呈報方式。年內，本集團之全部營業額及來自經營業務溢利之貢獻均來自中國浙江省。因此，按地區劃分之營業額及來自經營業務溢利之貢獻之進一步分析不予呈列。

業務分類

本集團之經營業務根據所提供服務性質而獨立組織及管理，且各類別指服務於不同市場之策略性業務：

- 通行費業務指高等級公路之設計、興建、經營及管理，及收取高速公路之通行費。

- 廣告業務指高速公路沿途廣告招牌之設計及租金。

- 道路維修保養指高速公路及道路之保養，包括清潔道路表面、路線小型維修、清潔溝渠、除草、林木，及為第三者提供樓宇、設備及設施之保養服務。

- 配套業務主要指銷售食品、經營食肆、汽車服務及加油站。

3. 主要會計政策概要(續)

存貨

存貨按成本值或可變現淨值較低值列帳。成本是按加權平均法計算。可變現淨值乃根據估計售價扣除預計因完成出售而引致之估計成本計算。

股息

董事建議派發之中期及末期股息乃列作資產負債表之資本及儲備項下一項留存溢利的單獨分配,直至獲股東於股東大會上批准為止。當股東批准及宣派該等股息時,彼等乃被確認作負債。

於過往年度,本公司將於結算日後向股東宣派及批准之建議末期股息於其資產負債表內列作負債。因採納會計實務準則第9號(經修訂)而產生對股息之經修訂會計處理,導致本集團財務報表之過往年度之調整,有關詳情載於財務報表附註12。

關聯團體

當一方可直接或間接控制另一方,或可對另一方的財務及營運決策發揮重大影響力,則彼等被視作關聯團體。倘兩方同受同一來源控制或重大影響,亦被視作關聯團體。

關聯團體可以是個人或法人團體。

現金等價物

就綜合現金流量表而言,現金等價物指可即時兑換已知數額之現金,且於購入後三個月內到期之短期高流量投資。就資產負債表分類而言,現金等價物乃性質類似現金之資產,使用並未受到限制。

3. 主要會計政策概要（續）

外幣交易

本公司及其附屬公司之財務記錄乃以人民幣為本位幣，財務報表亦以人民幣列帳。

外幣交易均按交易日之適用滙率入帳。於結算日以外幣結算之貨幣性資產與負債按該日之適用滙率入帳。滙兑損益於損益表中處理，除非該等滙兑損益乃與興建高速公路及橋樑提供融資有關，在此情況下則會作為利息成本之調整予以資本化。

借貸成本之資本化

當興建高速公路、隧道及橋樑所直接產生之借貸成本有可能為本集團帶來經濟利益及該等成本能夠可靠地計算時，則會將該等資產之部分成本資本化。其他借貸成本則於彼等產生期間確認作為一項支出。

借貸成本資本化之數額乃為該期間內指定用作建造高速公路、隧道及橋樑之用而借取之資金所產生之實際借貸成本扣除該等借款作暫時性投資所得之任何投資收入。

當高速公路路段之建築工程絕大部分已竣工並投入收費營運時，特為建造該等高速公路路段而借取之資金所產生之借貸成本將停止資本化。

經營租約

凡將資產所有權絕大部分之回報及風險由租賃公司承擔之租約歸作經營租約。適用於該等經營租約之租金乃按直線法於租賃年期內在收入報表內扣除。

3. 主要會計政策概要(續)

收入之確認

在本集團獲得有關收入之經濟利益且有可靠之方法計算收入之數額時，收入將按下列基準確認：

(a) 通行費收入於收訖時予以確認並扣除任何適用之收入稅；

(b) 貨品銷售時，於所有有權相關的絕大部分風險及回報已轉歸予買方，而本集團並無保留與擁有權有關之管理權或已售貨品之有效控制權；

(c) 提供服務時，根據交易之進度計算，惟有關服務、所涉及之成本及達致完成之估計成本須能夠以可靠之方法計算。有關提供服務之交易之完成進度乃參照直至結算時所涉及之成本及交易所涉及之成本總額而釐定；

(d) 租金收入，按租約年期之時間比例基準計算；

(e) 利息收入乃按時間比律(並考慮未償還本金及適用實際利率)予以確認；及

(f) 股息，於股東收取款項之權利確立時確認。

稅項

就財務報表而言，中國企業所得稅乃根據收入按適用於中國企業之稅率作出準備。該收入已根據現行中國所得稅法例、慣例及詮釋就毋須繳稅之收益及不可扣稅之開支作出調整。

遞延稅項乃採用負債法就一切重大時間性差異並將於可見之將來可能出現之負債作出準備。除非遞延稅項資產能毫無疑問變現，否則不會予以確認。

3. 主要會計政策概要（續）

長期投資

長期投資乃擬長期持有之上市及非上市證券之非買賣投資。

持有至到期之證券乃按成本值加或減購買價與到期金額之間之差額之累積攤銷，減董事認為需要作出之任何個別永久減值準備入帳。撥備乃即時被確認作費用。因出售持有至到期證券產生之溢利或虧損乃於出售產生之期間內計作出售所得款項淨額與投資帳面值之間之差額。

非掛牌股份投資乃按彼等之成本值減董事認為需要作出之任何個別永久減值準備入帳。撥備乃即時被確認作費用。因出售非上市投資產生之溢利或虧損乃於出售產生之期間內計作出售所得款項淨額與投資之帳面值之間之差額。

短期投資

短期投資乃持作買賣之證券之投資，並以彼等於結算日所報市價作為彼等之個別公允價值之作價基礎入帳。因證券之公平值發生變動之收益或虧損乃計入產生當期之溢利表內或自溢利表中扣除。

3. 主要會計政策概要（續）

在建工程

在建工程乃指興建高速公路及橋樑所產生之成本，乃按成本減任何減值虧損入帳，並無折舊。成本包括於興建、安裝及測試期間內產生之興建直接成本及有關借貸資金之資本化借款成本。在建工程乃於完成及可供使用時重列作固定資產。

資產減值

任何資產是否有減值跡象，或於過往年度曾被確認之資產減值虧損是否有跡象顯示其不再存在或已減少，會於每個結算日作出評估。倘有任何該等跡象出現，則對資產之可收回金額予以評估。資產之可收回金額乃按資產之可使用值或其銷售淨價兩者中之較高者計算。

只有在一項資產的賬面值超出其可收回金額時，才會於賬內確認其減值虧損。減值虧損會於產生的期間在收入表中扣除，除非資產的賬面值按重估值列賬，在這情況下，減值虧損會按適用於重估資產的會計政策計算。

一項於過往年度確認的減值虧損，只有在當時用以決定該項資產可收回金額的估計發生改變時，方可撥回，惟撥回的金額不可超出倘若之前的減值虧損並未作出的帳面淨值（扣除任何折舊／攤銷）。

除非該資產是按重估所列示，其減值虧損的撥回是按有關該項重估資產相應的會計政策而計入。否則，減值虧損的撥回是於發生當時計入當期的溢利帳目。

高速公路經營權

高速公路經營權指經營高速公路之權利，乃按成本值減累計攤銷及任何減值虧損列帳。

攤銷乃按直線法於本公司及其附屬公司獲授高速公路經營權之期限內作出撥備。

3. 主要會計政策概要(續)

固定資產及折舊

固定資產(在建工程除外)乃按成本值減累計折舊及任何減值虧損列帳。資產成本指資產之購價、轉撥自在建工程的成本及促使資產達到運作之狀況及位置以作其設定用途而產生之任何直接應計成本。固定資產開始運作後，應計支出如維修保養及大修費用，一般於產生時在收入報表中扣除。若在可清楚顯示該等費用能引致未來使用有形固定資產時預期會帶來經濟利益增加之情況下，該等費用則會資本化，作為有形固定資產之附加成本。

高速公路及橋樑之折舊乃按償債基金法計提，以每年平均6.11%至8.77%的複合年率計算每年折舊額，累計折舊額將於高速公路三十年特許期限屆滿時相等於高速公路及橋樑之總成本。

土地攤銷是按直線法分三十年(即高速公路特許權期限)攤銷其土地使用權價值。

除高速公路、橋樑及土地外，固定資產之折舊乃按估計可使用年限以直線法攤銷其成本減其估計殘值(為成本之3%)。有關之主要年折舊率列示如下：

	估計 可使用年限	年折舊率
收費站及配套設施	30年	3.2%
通訊及訊號設備	10年	9.7%
汽車	8年	12%
機器及設備	5-8年	12-19.4%

因固定資產出售或報廢而產生並於溢利表中確認之損益乃指有關資產之出售所得款項淨額與其帳面值之差額。

3. 主要會計政策概要（續）

商譽

因收購附屬公司、聯營公司及共同控制實體產生之商譽乃指收購成本較本集團於收購日期購入之可分辨資產與負債所佔之公允價值多出之差額。

收購產生之商譽乃於資產負債表內確認的資產，並以直線法按其估計可使用年期十年攤銷。倘為聯營公司及共同控制實體，任何未攤銷商譽乃計入帳面值，而非列作綜合資產負債表之個別分辨之資產。

於過往年度，收購產生之商譽乃於收購當年於儲備內抵銷。本集團已採納會計實務準則第30號之過渡性條文，准許於2001年1月1月前發生因收購產生之商譽維持於儲備內抵銷。其後進行之收購產生之商譽乃根據上文之新會計政策處理。

於出售附屬公司、聯營公司及共同控制實體時，出售之收益或虧損乃經參考出售日期之資產淨值而計算，包括仍未攤銷之商譽及任何有關儲備（倘適用）之應佔款項。於收購時先前已於儲備內抵銷之任何應佔商譽乃被撥回及計入出售之收益或虧損。

商譽之帳面值（包括仍於儲備內抵銷之商譽）乃每年予以審閱，並於認為有需要時作出減值。除非減值虧損是由一項特定性質的外部事件而產生，而該外部事件預計不會再發生，且之後發生的外部事件導致了先前事件的影響被冲回，否則先前確認之商譽減值虧損並不會撥回。

3. 主要會計政策概要（續）

附屬公司

附屬公司為一間由本公司直接或間接控制其財務及營運政策，致使可從其業務中獲利之公司。

於附屬公司之權益乃按成本值減任何減值虧損入帳。

共同控制實體

共同控制實體為一間須受共同控制之合營公司，任何參與方對共同控制實體之經濟活動並無單方面之控制權。

本集團於共同控制實體收購後產生之業績及儲備中所佔的份額已分別載於綜合溢利表及綜合儲備內。本集團於共同控制實體之權益乃根據權益會計法按本集團應佔淨資產減任何減值虧損列於綜合資產負債表中。

共同控制實體之業績只有本公司收到或應收的股息有計入本公司溢利表中之已收及可收股息中。本公司於共同控制實體之權益乃被視為長期資產，並按成本值減任何減值虧損列帳。

聯營公司

聯營公司乃一間企業而非為一間附屬公司或合營公司，其中本集團擁有一般不少於20%股本投票權之長期權益並有權行使重大影響力。

本集團應佔聯營公司於收購後之業績及儲備分別載於綜合溢利表及綜合儲備內。本集團在聯營公司之權益，以成本值減任何減值虧損列帳。

聯營公司之業績乃計入本公司溢利表之已收及應收股息內。本公司於聯營公司之權益乃視被作長期資產，並按成本值減任何減值虧損入帳。

2. 新／經修訂會計實務準則（「會計實務準則」）之影響（續）

除上述新及經修訂會計實務準則及有關詮釋外，下列會計實務準則之若干輕微修訂將於本年度財務報表中首次生效：

- 會計實務準則第10號　「聯營公司投資之會計處理」
- 會計實務準則第17號　「物業、廠房與設備」
- 會計實務準則第21號　「合營公司權益之會計處理」

該等修訂之唯一重大影響是，會計實務準則第17號規定固定資產之減值虧損須計入財務報表附註14之累計折舊，而固定資產之減值虧損過往乃於資產負債表中之有關資產成本中扣除。會計實務準則第10號及會計實務準則第21號之輕微修訂對該等財務報表概無任何重大影響。

3. 主要會計政策概要

編制基準

本財務報告乃根據香港會計實務準則、香港公認會計原則及香港公司條例之披露規定而編製。彼等已根據歷史成本之計價慣例並考慮於下文作詳細解釋之證券投資之計價方法而編製。

綜合帳項基準

綜合財務報表包括本公司及其附屬公司截至2001年12月31日止年度之經審核財務報表。於年內被收購或出售之附屬公司之經營成果分別從其被收購或出售之日起計入綜合財務報表。所有重要的內部往來交易事項及結餘在合併時予以抵銷。

2. 新／經修訂會計實務準則（「會計實務準則」）之影響（續）

會計實務準則第26號規定了申報分類財務資料之原則。其規定管理層評估本集團之主要風險或回報是否按業務或地區劃分，並決定其中一項基準為主要申報方式。該等會計實務準則之影響乃為該等財務報表附註4所包括之新增的重要分類申報披露。

會計實務準則第28號規定適用於撥備、或然負債及或然資產之確認準則、量度基準及所需的有關披露。該等修訂對該等財務報表並無重大影響。

會計實務準則第29號規定無形資產之確認及量度條件，以及披露規定。採納本會計實務準則並無為先前採納之無形資產處理方法帶來任何變動，而其規定之額外披露對該等財務報表而言並不重大。然而，會計實務準則要求無形資產之減值準備須計入累積攤銷，而先前彼等已自有關資產之成本中扣除。該披露重新分類對無形資產於資產負債表內之帳面淨值概無任何影響。

會計實務準則第30號規定業務合併之會計處理方法，包括決定收購日期、決定所收購之資產與負債之公允價值之方法，以及收購產生之商譽或負商譽之處理方法。該等會計實務準則規定於日後收購產生之商譽須於資產負債表內之非流動資產部份中予以披露，而該等商譽乃按其估計可使用年期於溢利帳目內攤銷。詮釋第13號規定，須將會計實務準則第30號應用於過往年度收購中所產生但仍於儲備中抵銷之商譽。採納該會計實務準則及詮釋並無導致往年調整，有關原因載於財務報表附註21。

會計實務準則第31號規定資產減值之確認及量度條件。該等會計實務準則要求按未適用法計入，因此，對以前年度財務報表申報之款項概無任何影響。

會計實務準則第32號規定，綜合財務報表的會計處理方法、編製、呈列及披露。對編製該等財務報表概無任何重大影響。

2. 新／經修訂會計實務準則（「會計實務準則」）之影響

以下之會計實務準則及有關詮釋已被採納並被首次使用於編製於本年度之綜合財務報表：

• 會計實務準則第9號（經修訂）	資產負債表日後事項
• 會計實務準則第14號（經修訂）	租賃
• 會計實務準則第18號（經修訂）	收益
• 會計實務準則第26號	分類報告
• 會計實務準則第28號	撥備，或然負債及或然資產
• 會計實務準則第29號	無形資產
• 會計實務準則第30號	業務合併
• 會計實務準則第31號	資產減值
• 會計實務準則第32號	綜合財務報表及於附屬公司投資之會計處理
• 詮釋第12號	業務合併－初次申報之公平值及商譽之其後調整
• 詮釋第13號	商譽－有關先前計入儲備之商譽／負商譽之持續規定

會計實務準則第9號（經修訂）規定於資產負債表日後發生而須對財務報表作出調整之事項，及須要公佈但毋須作出調整之事項。其對財務報表之主要影響為將資產負債表日後未批准及宣派之建議末期股息，於資產負債表中之股本及儲備欄內分行示之，並於結算日作為留存溢利之分配而非歸類為負債。因採納本經修訂之會計實務準則而產生之過往年度調整之詳情載於財務報表附註12。

會計實務準則第14號（經修訂）規定出租人及承租人融資及經營租約之會計基準，以及有關之所需披露。此外，亦已就過往之會計處理方法作出若干修訂，可能引致根據本會計實務準則之規定作出追溯或未來適用的會計處理。該等經修訂之會計實務準則之規定對先前記錄於財務報表之款項並無任何重大影響，故此毋須作出往年調整。

會計實務準則第18號（經修訂）規定收益確認，並因上述會計實務準則第9號之修訂而予以修訂。附屬公司於結算日後宣派及批准之建議派發之末期股息已不再於本公司於本年度本身之財務報表中確認。採納會計實務準則對該等財務報表並無任何重大影響。

2001年12月31日

1. 公司資料

浙江滬杭甬高速公路股份有限公司於1997年3月1日成立。本公司之H股(「H股」)其後於1997年5月15日在香港聯合交易所有限公司(「聯交所」)上市。

本公司全部H股已獲英國上市機構批准正式上市(「正式上市」)。於2000年5月5日開始在倫敦股票交易所買賣。

於2000年7月18日，在獲得中華人民共和國(「中國」)對外經濟貿易合作部批准後，本公司將其營業登記改為中外合資股份有限公司。

於2001年2月27日，本公司之H股於證券交易所非正式受監管市場第二上市後在柏林證券交易所買賣。

於2002年2月14日，美國證券交易委員會於董事會及中國證券監督管理委員會批准後，宣佈本公司之美國預託證券證明以本公司之存託H股之美國預託股份生效。

本公司之註冊地址位於中國浙江省杭州市曙光路15號浙江世貿大廈19樓。年內，本集團參與下列各項主要業務：

(a) 設計、建造、經營、維修及管理高等級公路；及

(b) 開發及經營若干配套服務，如技術顧問、汽車服務及燃料設施。

董事認為，本公司之最終控股公司為浙江省交通投資集團有限公司(「交通投資集團」)，該公司為一間於中國成立之國企。

浙江省高等級公路投資有限公司(「省高投公司」)乃由交通投資集團取代，作為浙江政府重組之一部分。交通投資集團於2001年12月29日註冊成立。因此，本公司董事認為，交通投資集團乃本公司之最終控股公司，擁有本公司約56%之股份。

2001年12月31日

	附註	2001年 人民幣千元	2000年 人民幣千元 (重新呈列)
非流動資產			
固定資產	14	**5,202,986**	5,095,680
於附屬公司之權益	15	**3,617,048**	3,549,568
於合營公司之權益	16	**64,359**	64,910
於聯營公司之權益	17	**126,500**	126,500
高速公路經營權	18	**175,644**	182,578
長期投資	19	**30,000**	30,000
長期應收款	20	**9,030**	6,450
		9,225,567	9,055,686
流動資產			
短期投資	19	**715,876**	180,294
存貨		**610**	454
應收帳款	22	**54,196**	19,202
其他應收款	23	**58,640**	190,234
現金及現金等價物	24	**333,420**	1,340,260
		1,162,742	1,730,444
流動負債			
應付帳款	25	**84,269**	13,118
應繳所得税		**50,429**	23,020
其他應繳税項		**10,225**	4,353
其他應付款及應計款項	26	**89,288**	224,104
附息之銀行及其他借貸	27	**990,500**	1,320,376
		1,224,711	1,584,971
淨流動資產╱(負債)		**(61,969)**	145,473
總資產減流動負債		**9,163,598**	9,201,159
非流動負債			
附息之銀行及其他貸款	28	**100,000**	288,526
遞延税項	32	**62,261**	21,655
		162,261	310,181
		9,001,337	8,890,978
資本及儲備			
已發行股本	33	**4,343,115**	4,343,115
儲備	34	**4,354,204**	4,243,845
建議末期股息	12	**304,018**	304,018
		9,001,337	8,890,978

董事　　　　董事
耿小平　　　　**方雲梯**

截至2001年12月31日止年度

	附註	2001年 人民幣千元	2000年 人民幣千元
經營業務之現金流入淨額	35(a)	**1,603,180**	1,040,303
投資回報及融資費用			
已收利息		**59,869**	67,253
已付利息		**(260,878)**	(254,312)
已付股息		**(434,311)**	(260,587)
已付少數股東權益之股息		**(31,177)**	(33,324)
來自一家聯營公司之股息		**6,620**	8,302
預先償還世界銀行貸款產生之已變現滙兑收益		**53,172**	—
投資回報及融資費用之現金流出淨額		**(606,705)**	(472,668)
稅項			
已付稅金及退稅淨額		**(276,904)**	(99,805)
投資活動			
出售固定資產之所得款項		**1,400**	—
固定資產之增加		**(29,471)**	(72,469)
在建工程之增加		**(441,630)**	(1,126,911)
定期存款之減少		**311,721**	27,131
短期投資之減少╱(增加)		**(634,221)**	705,429
收購現有附屬公司之額外權益		**(93,368)**	(172,800)
收購一家聯營公司		**—**	(18,500)
於一家聯營公司投資之減少		**—**	100,000
投資活動之現金流出淨額		**(885,569)**	(558,120)
融資活動前之現金流出淨額		**(165,998)**	(90,290)
融資活動	35(b)		
新增銀行及其他貸款		**3,113,850**	2,732,281
償還銀行及其他貸款		**(3,531,439)**	(2,645,580)
少數股東權益		**—**	176,381
發行債券		**—**	200,000
融資活動之現金流入╱(流出)淨額		**(417,589)**	463,082
現金及現金等價物之增加╱(減少)淨額		**(583,587)**	372,792
於年初之現金及現金等價物		**1,323,513**	950,721
於年末之現金及現金等價物		**739,926**	1,323,513
現金及現金等價物結餘分析			
現金及銀行存款餘額		**434,771**	320,304
於原購入時到期日少於三個月之定期存款		**305,155**	1,003,209
		739,926	1,323,513

2001年12月31日

	附註	2001年 人民幣千元	2000年 人民幣千元 （重新呈列）
非流動資產			
固定資產	14	**12,031,012**	11,681,806
於合營公司之權益	16	**54,082**	57,126
於聯營公司之權益	17	**156,909**	167,316
高速公路經營權	18	**223,345**	232,045
長期投資	19	**32,867**	32,867
長期應收款	20	**9,030**	6,450
商譽	21	**19,810**	—
		12,527,055	12,177,610
流動資產			
短期投資	19	**1,012,186**	377,965
存貨		**1,274**	718
應收帳款	22	**54,219**	19,202
其他應收款	23	**63,778**	296,591
現金及現金等價物	24	**819,026**	1,714,334
		1,950,483	2,408,810
流動負債			
應付帳款	25	**240,818**	204,559
應繳所得税		**95,229**	103,022
其他應繳税項		**23,219**	17,003
其他應付款及應計款項	26	**157,326**	313,504
附息之銀行及其他借貸	27	**1,620,778**	1,831,817
		2,137,370	2,469,905
淨流動負債		**(186,887)**	(61,095)
總資產減流動負債		**12,340,168**	12,116,515
非流動負債			
附息之銀行及其他貸款	28	**1,208,231**	1,414,781
長期債券	29	**200,000**	200,000
其他長期負債		**8,694**	1,134
遞延税項	32	**131,533**	43,101
		1,548,458	1,659,016
少數股東權益		**1,502,629**	1,495,364
		9,289,081	8,962,135
資本與儲備			
已發行股本	33	**4,343,115**	4,343,115
儲備	34	**4,641,948**	4,315,002
建議末期股息	12	**304,018**	304,018
		9,289,081	8,962,135

董事
耿小平

董事
方雲梯

已確認收益及虧損之綜合報表

截至2001年12月31日止年度

	附註	2001年 人民幣千元	2000年 人民幣千元
股東應佔日常業務之純利		**760,613**	636,001
已確認收益及虧損之總額		**760,613**	636,001
於儲備中直接沖銷之商譽	34	**—**	(20,844)
		760,613	615,157

截至2001年12月31日止年度

	附註	2001年 人民幣千元	2000年 人民幣千元 (重新呈列)
營業額	5	**1,722,517**	1,188,604
經營成本		**(392,535)**	(248,429)
溢利總額		**1,329,982**	940,175
其他收益	5	**216,690**	242,888
行政開支		**(88,487)**	(64,978)
其他經營開支		**(18,236)**	(75,317)
來自經營業務之溢利	6	**1,439,949**	1,042,768
融資成本	7	**(215,346)**	(197,083)
佔聯營公司溢利		**12,396**	40,584
佔合營公司虧損		**(1,459)**	(6,517)
除稅前溢利		**1,235,540**	879,752
稅項	8	**(363,970)**	(186,391)
未計除少數股東損益前之溢利		**871,570**	693,361
少數股東損益		**(110,957)**	(57,360)
股東應佔來自日常業務之純利	9	**760,613**	636,001
股息	12		
中期		**(130,293)**	(86,862)
建議末期股息		**(304,018)**	(304,018)
		(434,311)	(390,880)
每股盈利	13	**17.51仙**	14.64仙

國際核數師報告書


ERNST & YOUNG

安永會計師事務所

致： 浙江滬杭甬高速公路股份有限公司
(於中華人民共和國註冊成立的股份有限公司)
全體股東

本核數師已根據香港公認會計準則，審核載列於第59至第105頁的財務報表。編製這些財務報表是　貴公司董事之責任。本核數師之責任，是根據本核數師之審核而對財務報表表達意見。

本核數師乃根據國際審計準則進行審核。該等標準規定本核數師計劃及進行審核，以取得合理保證，財務報表概無任何重大錯誤陳述。審核包括以抽樣查驗方式，審查載列於財務報表內數額及披露之有關證據。審核亦包括評估　貴公司之董事所採用之會計政策及重要估計，並評估整體財務報表之呈報方式。本核數師相信，吾等之審核已為本核數師之意見提供合理之基準。

本核數師認為，上述財務報表足以真實及公允地反映　貴公司及　貴集團於2001年12月31日之財務狀況及　貴集團於截至該日止年度之溢利及現金流動狀況，並根據香港公司條例中之披露要求而妥為編制。

安永會計師事務所
執業會計師

香港
2002年3月13日






監事會審閱了本公司董事會為提交股東週年大會而編制的2001年年度財務報告認為該財務報告真實反映了公司2001年年度的經營業績和資產狀況，符合有關法律、法規和《公司章程》的規定。雖然2001年年度的溢利分配方案中，派息率較上年為低，但仍然維持在一個較高的水平，為股東提供了適當的現金回報。因此我們贊同上述溢利分配方案，並建議股東在股東週年大會上批准該方案。

監事會審閱了本次提交股東大會的董事會報告，認為該報告符合本公司的實際情況。在本公司運作過程中，本公司董事會成員、總經理和其他高級管理人員，在行使權利或履行業務時，遵守誠信義務，工作勤勉，並無發現其存在濫用職權、侵犯股東及員工權益的行為。

本監事會對本公司董事會和管理層所取得的各項工作成就表示滿意。

承監事會命
馬克華
監事會主席

2002年3月12日



監事會報告書



本監事會五名成員遵照《中華人民共和國公司法》、公司章程及《監事會工作條例》的規定，認真地履行了法定的監督職責，維護股東和公司的合法權益。本監事會在2001年年度的主要工作包括：列席董事會會議，對本公司的投資決策、股利政策等重大問題積極提出參考意見；參與本公司的重大活動，並通過其他方式，瞭解、監督董事、總經理及其他高級管理人員在經營管理中的行為；及認真審查本公司的財務狀況，對董事會擬提交股東大會的財務報告和溢利分配方案進行了討論和審閱。

本監事會認為，本公司董事、總經理及其他高級管理人員在2001年年度採用了穩健的發展策略，並注重主營業務，故令到經營業績得以持續增長，為股東提供了良好的回報。通過設立一級美國預託證券計劃，更擴大了本公司在國際資本市場上的影響能力。董事會及管理層在本公司管治方面的努力，獲得了投資者的認同和批准，鞏固了本公司在境內外資本市場上的正面公司形象。

核數師

安永會計師事務所依章退任，一項續聘安永會計師事務所為本公司的國際核數師的決議案，將於即將舉行的股東週年大會上提呈。

致謝

董事會謹此向耿小平先生表示最衷心的感謝。耿先生直至2002年3月13日，一直擔任本公司總經理一職，對公司作出了巨大的貢獻。

承董事會命
董事長
耿小平

中國・浙江省・杭州市
2002年3月13日

員工住房福利

根據中國有關法規及規定，本集團及其僱員須按僱員薪金和工資的7%（平均比率）向住房公積金管理中心上繳該公積金。除上述公積金之外，本公司並無其他責任。1998年，除需上繳的公積金外，本公司已購入總值約人民幣19,000,000元之住房，並已於該年度就估計出售住房產生的虧損提撥人民幣15,300,000元準備。截至2001年12月31日止，所有住房已處理完畢，累計人民幣4,300,000元的所得款項已向其僱員收取。

除上述披露者外，本公司於期內概無擁有或處理任何員工住房。

結算日後事項

有關本集團重大結算日後事項的詳情載於財務報表附註40。

遵守最佳應用守則

由於多名董事均受時間所限使然，本公司於回顧年度內只舉行過一次全體董事會會議，與上市規則附錄14最佳應用守則（「守則」）第1段建議每6個月舉行最少一次會議的規定相違背。除上述者外，董事認為本公司於年報涵蓋的整個會計期間已一直遵守最佳應用守則。

審核委員會

本公司已根據守則的規定成立一個審核委員會，以審核及監督本集團的財務呈報過程及內部監控。審核委員會的成員包括三名獨立非執行董事及兩名非執行董事。

所在地區內上一年平均工資的20%至22.5%。除對當地社會保障機構支付上述年度供款外，本集團並無其它支付養老金福利的責任。當僱員離開該退休計劃，本公司無權沒收任何其已作出的供款。因此，期內本公司並無以沒收的供款用作減低其供款的幅度。於期內，本集團根據養老金計劃向當地社會保險機構繳納的供款為人民幣6,900,000元（2000年：人民幣4,358,000元）。

優先認股權

本公司的公司章程或中國法律並無任何關於本公司須按比例向現有股東發售新股的優先認股權的條款。

英國利得稅

凡居於英國的H股個人持有人一般須就從本公司所取的股息繳納英國入息稅。倘該名人士從本公司所收取的股息並未扣減稅項，則就計算其英國稅務負債而入計作收入的金額為股息總額，此乃按適當的邊際稅率繳稅（目前的基本稅率或較低稅率納稅人為10%，而較高稅率納稅人則為32.5%）。倘從股息中預扣稅項，則從股息中預扣的任何稅項的英國入息稅將獲得最高達英國入息稅負債金額的進帳。倘有需要作出該等預扣，則本公司將承擔於中國境內徵收預扣稅的責任。目前的中英雙重徵稅協議規定，駐中國公司向英國居民支付的股息預扣稅最高為股息總額的10%。

並非居於英國境內的H股英國居民持有人僅須就從本公司取得的股息繳納入息稅，以滙款至英國者為限。

身為一家註英國的徵稅公司的H股持有人一般將須就從本公司取得的股息繳納英國企業稅，而所蒙受的預扣稅可獲雙重徵稅的寬免。在若干情況下（並無於此討論），身為H股持有人的註英國的徵稅公司或有權獲寬免繳納本公司或其附屬公司支付的「基本」稅項。

董事及監事的服務合同

本公司各執行董事及一名監事已與本公司訂立一項由2000年2月28日起生效的服務合約，為期三年。

除上文所披露者外，概無董事及監事與本公司訂立任何不可於一年內由本公司免付賠償(法定賠償除外)而終止的服務合約。

董事及監事於合同中的權益

於該年底或該年內的任何時間內，本公司或任何一家附屬公司、其同系附屬公司或其控股公司概無與董事或監事直接或間接訂立擁有任何重大利益的重要合約。

董事及監事於股份中的權益

於2001年12月31日，各董事、監事或彼等之關聯人士概無於本公司或任何一間關聯公司(定義見披露權益條例)的股本或債務證券中擁有任何根據披露權益條例第29條的要求而須記錄在冊或根據上市公司董事進行證券交易的標準守則而須知會本公司及香港聯交所的個人、家族、公司或其他的權益。

董事及監事認購股份或債券的權利

本公司或其任何附屬公司、合營公司、聯營公司或同系附屬公司或其控股公司於該年內的任何時間概無參與任何安排，以致任何董事或監事或任何該等董事或監事的配偶或未滿18歲的子女可以購買本公司或任何其他法人實體的股份或債券而獲益。於該年內及截至本報告書的簽發日期，本公司概無將認購本公司的股份或債券的權利授予任何人士或由任何人士行使該等權利。

養老金計劃

按中國國家法規規定，本集團參與一項由當地社會保障機構組織的養老金計劃。在該計劃下，所有僱員均可獲得一項年度養老金，數額乃按彼等於退休當日最後任職的地區內的平均工資計算。本集團須向當地社會保障機構作出供款，數額相等於本集團聘用僱員

董事

期內，本公司董事名錄如下：

執行董事

耿小平先生

方雲梯先生

章靖忠先生

宣道光先生

非執行董事

夏林章先生

張春鳴女士

獨立非執行董事

胡鴻烈博士

董建成先生

張浚生先生

董事及高級管理層變動

於2002年3月13日舉行的董事會會議上，董事通過一項夏林章先生擬辭去其現有董事職務的提議，並將其申請提交即將舉行之股東週年大會由股東批准；董事會同時決議接受推舉張楊女士為本公司非執行(外部)董事的提案，並提請即將舉行之股東週年大會由股東批准。

在同一董事會會議上，董事會接納耿小平先生辭去本公司總經理職務，並議決委任方雲梯先生為本公司總經理，章靖忠先生為本公司副總經理，任期均自2002年3月14日始至2003年2月28日止。耿先生將會繼續出任本公司董事長。

主要股東

於2001年12月31日，按本公司根據證券(披露權益)條例(「披露權益條例」)第16(1)條所存置的股東股份權益名冊所載，擁有本公司股本10%或以上的股東如下：

本集團之主要股東

名稱	股份數目	百分比
省高投公司*	2,432,500,000 (內資股)	56.01%
華建	476,760,000 (內資股)	10.98%
香港中央結算 (代理人)有限公司	1,397,795,499股 (H股)	32.18%

* 將由交通投資集團取代

除上文所披露者外，概無人士登記擁有本公司股本權益而須根據披露權益條例第16(1)條的規定作出記錄。

購買、出售或贖回本公司的上市證券

本公司或其任何附屬公司概無於期內購買、贖回或出售任何本公司的上市證券。

委托存款

於2001年12月31日，本公司並無任何委托存款，亦無在中國任何金融機構存有委托存款。除存於一家香港非銀行金融機構的存款港幣4,956,000元(相等於約人民幣5,257,000元)外，本公司持有的存款均存於中國的商業銀行。本公司未就提取資金上遇到任何困難。

(ii) 於本公司的日常和正常業務中訂立；及

(iii) 按正常商業條款訂立，且對本公司股東而言屬公平合理。

本公司的核數師安永會計師事務所(按聯交所2000年3月10日的函件所規定)亦已審閱上述交易，並確認獨立非執行董事已對該等交易發出批准，且本公司於2001年1月1日至2001年12月31日止期間根據各有關交易的協議條款進行。

固定資產

本公司及本集團的固定資產變動的詳情載列於財務報表的附註14。

資本承擔

本公司及本集團於2001年12月31日的資本承擔的詳情載列於財務報表的附註36。

儲備

期內，本公司及本集團的儲備變動的詳情載列於財務報表的附註34。

可供分派儲備

於2001年12月31日，本公司根據有關規則及規例計算的可供以現金或實物方式分派的儲備為人民幣634,528,000元。此外，根據中國的公司法，本公司按中國會計準則編制的股份溢價帳可供以資本化發行分派的備用信貸約人民幣3,638,229,000元。

本集團五年資產與負債概要

資產與負債	2001年 人民幣千元	2000年 人民幣千元	1999年 人民幣千元	1998年 人民幣千元	1997年 人民幣千元
					截至12月31日止年度
總資產	**14,477,538**	14,586,420	13,925,688	12,993,990	11,466,377
總負債	**3,685,828**	4,128,921	3,868,691	3,457,029	2,529,105
少數股東權益	**1,502,629**	1,495,364	1,449,432	1,245,782	667,714
淨資產	**9,289,081**	8,962,135	8,607,565	8,291,179	8,269,558

附註:

1. 本集團截至2000年12月31日止三個年度的綜合業績,連同截至1997年12月31日止年度的備考綜合業績,乃摘錄自本公司於2001年3月5日刊行的2000年年報,而截至2001年12月31日止年度的綜合業績乃按照財務報表第60頁所載的綜合溢利表而編制。

2. 2001年的每股盈利乃按截至2001年12月31日止年度的股東應佔來自日常業務純利人民幣760,613,000元(2000年:人民幣636,001,000元)及期內已發行的4,343,114,500股股份(2000年:4,343,114,500股股份)計算而得。

主要客戶及供應商

期內,本集團的主要五大客戶及供應商佔其通行費收入總額和採購總額的比例均不足30%,故此並沒有就主要客戶及供應商作出分析。

關連交易

本集團於期內進行而已獲香港聯交所(根據其於2000年3月10日發出的函件)豁免遵守上市規則第14章的關連交易(「關連交易」),詳情請參閱財務報表附註39。

獨立非執行董事已檢討該等關連交易,並確認自2001年1月1日至2001年12月31日期間,該等交易為:

(i) 按各有關交易的協議條款進行;

每股人民幣0.03元(約港幣0.0283元)的中期股息已於2001年10月24日派付。董事建議向於2002年4月8日名列於股東名冊上的股東派付該年度的末期股息每股人民幣0.07元(約港幣0.0660元)。此項建議已載入財務報表,作為資產負債表中資本與儲備項內留存溢利的分配。有關本會計處理的其他詳情載於財務報表附註12。

財務摘要

以下為本集團按下列附註所述的基準編制的已刊發綜合業績及資產與負債概要。概要內截至2000年12月31日止四個年度各年的金額,已就會影響股息的會計政策追溯變動效力作出相應調整,有關詳情載於財務報表附註2。

本集團五年綜合業績概要

				截至12月31日止年度	
業績	**2001年 人民幣千元**	**2000年 人民幣千元**	**1999年 人民幣千元**	**1998年 人民幣千元**	**1997年 人民幣千元**
營業額	**1,722,517**	1,188,604	1,050,498	655,069	463,692
經營成本	**(392,535)**	(248,429)	(298,417)	(220,537)	(146,046)
溢利總額	**1,329,982**	940,175	752,081	434,532	317,646
其他收益	**216,690**	242,888	167,528	234,573	197,034
行政開支	**(88,487)**	(64,978)	(60,320)	(45,611)	(31,126)
其他經營開支	**(18,236)**	(75,317)	(2,374)	(635)	(978)
來自經營業務溢利	**1,439,949**	1,042,768	856,915	622,859	482,576
融資成本	**(215,346)**	(197,083)	(172,922)	(94,741)	(110,350)
佔聯營公司溢利	**12,396**	40,584	22,559	18,982	—
佔合營公司虧損	**(1,459)**	(6,517)	—	—	—
除稅前溢利	**1,235,540**	879,752	706,552	547,100	372,226
稅項	**(363,970)**	(186,391)	(71,810)	(73,795)	(58,639)
未計少數股東權益前溢利	**871,570**	693,361	634,742	473,305	313,587
少數股東權益	**(110,957)**	(57,360)	(86,431)	(68,914)	(17,255)
股東應佔來自日常業務純利	**760,613**	636,001	548,311	404,391	296,332
每股盈利	**17.51仙**	14.64仙	12.62仙	9.31仙	7.77仙



董事會報告書

董事會謹提呈本公司及本集團截至2001年12月31日止年度的經審核財務報表。

主要業務

本集團的主要業務包括設計、建設、經營及管理高等級公路，以及開發經營某些配套服務，如汽車維修和加油設施。期內，本集團的主要業務性質並無變動。

分類資料

期內，本集團的全部營業額及經營業務的溢利貢獻乃來自中國浙江省，故此，並沒有就營業額及來自經營業務的溢利貢獻作地理區域劃分上的進一步分析。然而，本集團於截至2001年12月31日止年度的營業額及來自經營業務的溢利貢獻作主要業務劃分上的分析載則於財務報表附註4。

業績及股息

本集團於截至2001年12月31日止年度的溢利及本集團連同本公司於該日的財務狀況載於第59至第105頁的財務報表內。



孫笑俠先生，39歲，教授，監事委員會獨立非執行成員。孫先生畢業於中國社會科學院，獲法學博士學位。曾任杭州大學法學院助教、講師、副教授、教授、碩士導師、博士生導師，現為浙江大學法學院副院長兼法律系主任。孫先生亦為浙江澤大律師事務所律師，同時擔任中國法理學研究會常務理事、中國世界貿易組織法學研究會常務理事和國際法哲學－社會科學協會(IVR)理事兼中國分會理事。



鄭啟華先生，39歲，高級會計師，監事委員會獨立非執行成員。鄭先生現為浙江天健會計師事務所副總經理及浙江財經學院客座教授。鄭先生是1992年首批獲得證券從業資格的中國註冊會計師之一，曾赴香港、新加坡等地工作和學習，並於1997年和1998年曾在中國證券監督管理委員會上市部工作逾半年。

監事



馬克華先生,49歲,高級經濟師,監事會主席兼非執行成員。馬先生1977年畢業於上海鐵道學院機械系,其後在上海鐵路局第一工程公司及杭州鐵路分局水電段工作,任工程師。馬先生曾負責浙江省地方鐵路公司之計劃財務處。1993年起任浙江省金溫鐵路總指揮部物資處副處長及處長。1999年3月任浙江省鐵路建設投資總公司副書記。現任省交通投資集團公司總經理助理。



倪慈雲先生,51歲,高級經濟師,監事會職工代表。倪先生1976年畢業於天津大學機械系,主修機械製造專業。1981年起任浙江嘉興航運公司副經理及經理。1989年任嘉興市交通局副局長。1990年任乍浦港工程指揮部指揮。1992年任嘉興市乍浦港務管理局局長。1993年為滬杭高速公路嘉興市建設指揮部常務副總指揮。倪先生現為本公司滬杭甬高速公路嘉興段負責人。



呂凡先生,46歲,高級經濟師,監事委員會獨立非執行成員。持有經濟學碩士學位的呂先生,曾在浙江省社會科學院世界經濟研究所任助理研究員。1991年任浙江亞太研究所副所長。1994年起在浙江證券有限公司工作,曾任投資銀行部總經理,現任該公司副總裁。

獨立非執行董事



胡鴻烈博士G.B.S. O.B.E. Ph.D., 太平紳士，82歲，本公司獨立非執行董事兼審核委員會成員。胡博士為執業大律師逾45年，現為香港樹仁學院校監，中國人民政治協商會議常務委員會委員及中國國際經濟貿易仲裁委員會委員。胡博士亦為中國青少年犯罪研究委員會顧問。1997年3月起一直任獨立非執行董事。



董建成先生，59歲，東方海外(國際)有限公司主席，獨立非執行董事兼審核委員會主席。董先生先在英國利物蒲大學接受教育，取得科學學士學位，其後獲美國麻省理工學院頒授機械工程碩士學位，現為加州註冊專業工程師。1997年3月起一直任獨立非執行董事。



張浚生先生，65歲，教授，審核委員會成員。張先生1958年畢業於浙江大學，曾任浙江大學講師、副教授、顧問教授；中山大學等校兼職教授。1980年任浙江大學副書記。1983年任杭州市委副書記。1985年在新華社香港分社工作，並於1987年任新華社香港分社副社長，1998年9月任浙江大學書記。張先生現為浙江省政府特邀顧問、四川省政府顧問及深圳市政府高級顧問。2000年3月起一直任本公司獨立非執行董事。

非執行董事



夏林章先生，58歲，高級工程師，本公司非執行董事兼審核委員會成員。夏先生畢業於焦作礦業學院。曾任遂昌煤礦礦長，浙江省遂昌縣常務副縣長和縣長。夏先生曾任浙江省高速公路指揮部計劃財務處處長、省高投公司副總經理兼財務部經理。1997年3月至2000年2月期間任監事會主席。



張春鳴女士，37歲，資深律師，本公司非執行董事兼審核委員會成員。張女士1986年畢業於上海華東政法學院法律系，獲法學學士學位。1987年至1994年，為浙江省經濟法律事務所執業律師，處理金融、證券及物業事務，亦於中國監管機構取得證券從業律師資格。1994年赴香港受訓6個月，由1994年起成為浙江信安律師事務所合夥人兼董事。1997年3月起一直任本公司董事。



章靖忠先生，38歲，資深律師，本公司執行董事兼副總經理。章先生1984年7月畢業於杭州大學，取得法律學士學位。1984年加入浙江省政法委員會政策研究室工作。1988年至1994年出任杭州市對外經濟律師事務所副主任。1992年從監管機構取得證券從業律師資格，1994年1月成為杭州天冊律師事務所高級合夥人。1997年4月起一直出任董事，1997年4月至2001年6月期間出任董事會秘書。



宣道光先生，57歲，高級工程師，本公司執行董事兼副總經理。宣先生1967年畢業於同濟大學獲工程學學士學位，主修橋樑與隧道建造及設計。宣先生曾任職公路管理處，包括作為科長及後為金華市公路管理處處長，已有31年工程保養經驗。曾任職省指揮部負責浙江省內工程管理工作，包括維修保養滬杭甬高速公路的已建成路段。1997年3月起一直任本公司董事。

董事、監事及高級管理層簡介

執行董事



耿小平先生，53歲，本公司董事長。耿先生於1984年畢業於上海華東政法學院。1979年至1991年於浙江省人民檢察院任多個職位，包括秘書、處長及副檢察長。1991年獲委任浙江省高速公路指揮部副指揮，負責浙江省高速公路系統商業營運及行政工作。1997年3月至2002年3月期間一直任本公司總經理，自1997年3月起出任董事長一職。



方雲梯先生，52歲，高級工程師，本公司執行董事兼總經理，負責本公司全面的管理工作。方先生1976年畢業於清華大學汽車工程專業。1983年至1988年任浙江省汽車運輸公司副總經理。1988年至1990年任省公路運務公司總工程師。由1991年至1996年期間，主要負責滬杭甬高速公路的營運管理和設備管理，先後被委任為省高速公路指揮部營運管理處及技術設備處副處長、處長。1997年3月至2002年3月期間一直任本公司董事兼副總經理。

股東大會的職權主要包括：

(1) 決定本公司的經營方針和投資計劃；

(2) 選舉和更換董事及由股東代表出任的監事，決定有關董事及監事的報酬事項；

(3) 審議批准董事會、監事會的報告；

(4) 審議批准年度財務預算、決算方案、溢利分配方案及彌補虧損方案；

(5) 對本公司增加或減少註冊資本、合併、分立、解散及清盤等事項作出決議；

(6) 對本公司發行債券作出決議；

(7) 修改本公司章程；

(8) 審議代表有表決權的股份5%以上(含5%)的股東的提案；及

(9) 對本公司聘用或解聘核數師作出決議。



於過往幾年，本公司數度因其出色的公司管治而榮獲國際性的嘉許。

(4) 檢討和監察本公司的薪酬、福利計劃及高級管理人員的薪酬體系，向董事會推薦本公司薪酬和福利計劃的設計原則，以及本公司執行董事、總經理及其他高級管理人員的服務協議與薪酬體系，並審閱和討論本公司的購股權計劃、退休計劃及長期服務花紅計劃。

監事會

監事會向全體股東負責，對本公司財務以及本公司董事、總經理及其他高級管理人員履行職責的合法和合規性進行監督，維護本公司及其股東的合法權益。監事會由一名股東代表、一名員工代表和三名獨立監事組成，以確保監事會能夠獨立有效地行使其職責。

監事會的主要職責是：檢查本公司的財務事宜；監督本公司董事、總經理及其他高級管理人員執行公司的職務，並決定他們在執行職務時，有否違反法律、法規或本公司的章程；在前述人員的行為損害了本公司的利益時，要求其予以糾正；核對董事擬提交股東大會的財務報告、營業報告及溢利分配等財務資料，發現疑問可以本公司名義委託註冊會計師或執業核數師協助複核；提議召開臨時股東大會及代表本公司與董事交涉或對董事起訴。

股東

股東作為本公司的股份持有人，享有有關法律及法規所賦予的權利。本公司對所有股東均一視同仁，並倡導股東積極參與公司管治。股東有權獲得有關本公司重大事項的資料，以及享有知情權和決定權。

每位股東在本公司的股東大會上都有發言權和投票權，除了在批准關連交易時，有利害關係的股東須放棄在股東大會上的投票權。

本公司董事會之下還設有三個專門委員會，即審核委員會、戰略委員會及提名和薪酬委員會，協助董事會行使其職權。

— 審核委員會

審核委員會由非執行董事組成，其中大部份由獨立董事擔任。委員會每年舉行不少於兩次的會議，以檢討本公司財務報告的完整、準確及公正程度，並於開始核數工作前，與外界核數師討論核數工作的性質和範疇，以及審查本公司內部控制體系的成效。

— 戰略委員會

戰略委員會由執行董事組成。戰略委員會的主要職責為評估本公司的中遠期發展目標、規劃和策略，確保上述目標、規劃和策略符合本公司全體股東、客戶、員工和社會的長遠利益。在重大和涉及兼併與收購、關連交易或新領域投資等方面的計劃提交董事會決策之前，事先審閱該等計劃，以確保董事會有足夠的資料，作出明智的決策。該戰略委員會亦有負責評估該等計劃及策略的執行情況。

— 提名和薪酬委員會

提名和薪酬委員會乃由三名獨立董事組成，其主要職責為：

(1) 研究董事、總經理及其他高級管理人員的選擇標準和程序並提出建議；

(2) 物色合格的董事、總經理及其他高級管理人員的人選；

(3) 評估董事、總經理及其他高級管理人員人選是否適合，並提出建議。



公司管治

本公司根據《中國公司法》及其他現行的法律和法規，採用了兩元制的公司管治架構。在該架構下，董事會是本公司的決策機構，並在管理層的輔助下，管理受本公司股東於股東大會所委託的營運項目。監事會是本公司的監督機構，其任務是決定本公司的董事和總經理及其他高級管理人員的行為是否符合法律及法規的規定，以及公司利益的要求。

董事會

董事會是本公司的決策機構，於本公司之股東大會上對股東負責。董事由股東選舉產生，其報酬也由股東決定。

本公司的董事會由九名董事組成，其中執行董事四名，非執行董事五名。在五名非執行董事中，獨立非執行董事三名，佔董事會名額的三分之一。獨立非執行董事不在本公司擔任任何職務，與股東也沒有關連關係。因此，我們相信，獨立非執行董事的存在，有利於董事會與股東及管理層保持獨立性，確保董事會作出明智的決策。

作為其現金管理策略的基本組成部份，本公司將部份現金用於短期投資，例如政府債券、公司債券及證券投資基金。本公司以審慎態度積極從事其短期投資，首要考慮為管理投資的風險。

問： 本公司的股息政策是怎麼樣的？

答： 本公司打算每年派發中期股息及末期股息，但確實金額將每年釐定。一般而言，預期整體股息款項約為股東應佔純利的40-60%。

問： 本公司是否為管理層提供購股權計劃或其他與股價掛鉤的獎勵計劃？

答： 礙於監管限制，本公司目前並無為其管理層提供購股權計劃。但本公司已設立一項激勵政策，以便向管理層派發的部份紅股可與本公司的股價表現掛鉤。

問： 交通投資集團究竟是誰？

答： 交通投資集團是由浙江省政府設立的國有企業。作為由浙江省政府國有資產重組的一部份，為改善指定國有資產的管理效益，並專門負責管理浙江省內交通行業的國有資產。

除持有多條高速公路的股權外，交通投資集團亦於近海及遠洋運輸，以及交通設施建造方面擁有權益。


浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.
2001 Annual Results Announcement

由左至右：鄭輝，公司秘書助理；宣道光，董事副總經理；耿小平，董事長；閻欣然，交通投資集團董事長；方雲梯，董事總經理；姜文耀，公司秘書



常見問題

問： 中國加入世貿對本公司的業務前景會產生甚麼影響？

答： 加入世貿對中國整體而言會帶來商機和挑戰，而浙江省則基於其以即將在世界舞台上競爭的中小型企業為主導的多元化經濟發展，被視為在眾省份中因此舉最大的得益者之一。預期經濟上的增長將增加浙江省的高速公路網絡的需求，故本公司在浙江省內的收費公路業務亦將因而受惠。

問： 公司對項目收購的策略是怎麼樣的？而評選準則又是怎麼樣？

答： 本公司會集中收購收費公路項目，尤其會以位於浙江省內及其他具有良好交通流量和增長潛力的地區的建成及通車項目為優先收購目標。

有關收購收費公路項目的投資決定之主要準則應為該項目可帶來的內部回報率。具體回報率乃根據本公司不時計算的加權平均資本成本而釐定。

問： 公司會如何管理其債項及現金，尤其在其短期投資組合方面？

答： 由於投資收費公路項目的性質以及需要維持穩健的資本負債水平，本公司維持相當可觀的現金或現金等價物，並由來自其業務經營所得的穩定現金流入及短期借款獲得支持。

浙江沪杭甬高速公路股份有限公司

ZHEJIANG EXPRESSWAY CO., LTD.







期待已久的燃油稅可望於2002年底前實施。該項改變是為了減少政府繁瑣手續而設立，以按燃油消耗量收取統一附加費取代向汽車車主徵收多項行政費用。實施新稅項連同於中國加入世界貿易組織後本地與進口車輛價格的相應下降，使得在中國購置私人轎車較從前更容易負擔，有利於促進高速公路車流量的進一步增長。

據報道指橫跨杭州灣以興建一條連接兩個主要港口城市－上海與寧波的新橋樑的計劃已獲得中央政府批准。雖然短期內並無預見會對本集團旗下的高速公路造成即時影響，但新橋樑落成後有可能在有限程度上與滬杭甬高速公路形成車流量的競爭。

本公司計劃把握最新一輪國有資產重組而令到投資環境得以改善的優勢。本公司將會積極參與可能的發展項目，進一步擴展其於浙江省內的收費道路資產組合，同時亦密切注視於省外參與合適投資項目的機會。

2002年展望

2001年對中國來說是好事連連的一年，特別是在全國各地充滿興奮和緊張的熱切期待下，中國最終得以於11月成功加入世界貿易組織。

浙江省相對於其他省份而言更為期待這項消息，因為浙江省經濟以中小型非國有企業為主導，渴望早日參與全球競爭。

雖然2002年浙江省的預測GDP增長率較以往數年略有下降，但預期由本集團經營的高速公路的車流量增長率整體上仍會較區內的GDP增長率為高。

鑒於浙江省預期會有約540公里長的高速公路將於2002年建成並通車，通車里程較之前任何一年為多，故各獨立高速公路營運者之間的互相協調與互相合作的需要比以往更為重要。

雖然新實施的聯網公路收費系統於經營初期並不是沒有問題和挑戰，例如須將不同參與者的收費程序標準化，儘管如此，預期透過為通行於不同高速公路的使用者提供無間斷的連接將能夠促進高速公路車流量的進一步增長。



一級美國預託證券計劃

董事會於2001年10月30日授權設立由本公司保薦的一級美國預託證券計劃，該計劃旨在提高本公司H股的流動性，並擴闊本公司之投資者基礎。

本公司保薦的一級美國預託證券計劃乃由紐約銀行作為保管人，並根據本公司、保管人－紐約銀行及相當於本公司存託H股之美國預託證券之所有擁有人及實益擁有人於2002年2月14日訂立之存託協議運作。概無就一級美國預託證券計劃發行任何本公司新股份。

美國證券交易委員會已於2002年2月14日宣布美國預託證券證明之有關美國預託證券的登記聲明生效。美國預託證券乃於美國進行場外交易。有意參與本公司美國預託證券計劃之投資者應諮詢彼等的專業顧問。

建議發行A股

中國股票市場於2001年下半年出現的波動，導致本公司擬發行不超過300,000,000股A股的計劃暫緩執行，該項發行計劃的募集資金主要用於滬杭甬高速公路第1及第2期擴潤工程項目。

董事會議決將於2002年4月30日舉行的股東週年大會上，就該計劃事宜進一步向本公司股東尋求批准。

本公司已就上三公司人民幣565,000,000元之銀行借款提供擔保，期限為2001年2月至2004年7月；為石大公司人民幣30,000,000元銀行借款提供擔保，期限自2001年9月至2007年9月。

上三公司已就本公司人民幣280,000,000元銀行借款提供擔保，期限為2001年2月至2002年2月。

除以上各項擔保外，本集團未有其他任何資產擔保及抵押情況。

國有股份的重組

省高投公司於2000年12月28日將476,760,000股本公司國有股份(相當於本公司已發行股本約11%)轉由華建持有的相關協議，獲中國對外貿易經濟合作部於2001年12月26日批准。因此，省高投公司於本公司已發行股本中的權益由約67%減至56%，而由海外投資者持有的餘下約33%權益則維持不變。

根據浙江省政府於2001年7月2日發出的一份通知(浙政發[2001年]第42號)，省高投公司將會由交通投資集團取代，作為擔任持有本公司已發行股本約56%的母公司，交通投資集團為一家隸屬於省資產管理機關的新成立國有企業。交通投資集團取代省高投公司一事尚須取得有關政府機關批准及辦理登記手續。

本公司的母公司變更為浙江省政府進行的全省國有資產重組的其中一部份，旨在改善指定國有資產的管理效益。有關詳情載於本公司於2002年1月21日發表的公告。

香港證券及期貨事務監察委員會已確認，於擬變更事宜完成後，交通投資集團將毋須就本公司所有已發行股份提出全面收購。

盈利對收益比數

期內利息開支約為人民幣218,045,000元(2000年:人民幣224,318,000元),相對於除稅前但扣除利息開支後之溢利約人民幣1,038,429,000元(2000年:人民幣849,659,000元),盈利對收益比數為4.8倍(2000年:3.8倍)。

	2001年 人民幣千元	2000年 人民幣千元
除息前之稅後溢利	**1,038,429**	849,659
利息開支	**218,045**	224,318
盈利對收益比數	**4.8**	3.8

外滙風險承擔

本公司於2001年內提前償還以美元為單位的世界銀行貸款後,於2001年12月31日,本集團的外幣負債主要是所借入用於興建滬杭高速公路的約113,000,000美元的世界銀行貸款。

此外,本公司須以港幣支付H股的股息。

目前,人民幣的滙率仍然保持穩定,董事預計本集團會並無任何重大外滙風險。然而,不能保證外滙風險不會對本集團的經營業績造成影響。

或有負債

除為一家合營公司石大公司提供人民幣30,000,000元的貸款擔保外,於2001年12月31日,本集團並無任何其他或有負債。

資產抵押與擔保

於2001年12月31日,本公司的資產抵押及擔保詳情如下:

本公司已就上三公司於2000年11月發行的人民幣200,000,000元公司債券提供擔保。該項債券期限為3年,計單利,年利率為3.78厘,到期一次還本付息。

於2001年12月31日，本集團之其餘短期投資之市值為人民幣1,012,186,000元。投資分布摘要如下：

	12月31日	
	2001年	**2000年**
	人民幣千元	**人民幣千元**
國債	**733,724**	156,525
可轉換債券	**160,614**	99,485
封閉式證券投資基金	**97,810**	121,955
開放式證券投資基金	**20,038**	—
合計	**1,012,186**	377,965

2001年來自短期投資的除稅前溢利約為人民幣105,522,000元(2000年：人民幣153,566,000元)，相應的平均投資回報率約為10%(2000年：12%)。

借款

於2001年12月31日，本集團附息借款組合之摘要如下：

		到期		
	總額	**一年內**	**二至五年(首尾兩年包括在內)**	**超過五年**
	人民幣千元	**人民幣千元**	**人民幣千元**	**人民幣千元**
浮動利率				
世界銀行貸款	935,440	77,809	296,692	560,939
固定利率				
商業銀行貸款	1,655,500	1,510,500	145,000	—
政策貸款	238,069	32,469	200,800	4,800
公司債券	200,000	—	200,000	—
合計(於2001年12月31日)	3,029,009	1,620,778	842,492	565,739
合計(於2001年12月31日)	3,446,598	1,831,817	948,328	666,453

期內，本集團內所有借款的利率與2000年相比，並無重大變化。特別是，世界銀行美元貸款的浮動利率為5.11厘至8.76厘之間；商業銀行人民幣借款的利率為5.022厘至5.643厘之間，平均利率約為5.22厘；政策性人民幣貸款利率為3厘至5.5厘之間；企業債券的利率為3.78厘。本集團2001年的平均利率約為5.23厘。

財務資源及融資安排

於2001年12月31日，本集團共持有價值人民幣1,831,212,000元的現金及現金等價物、定期存款和短期投資，有關詳情如下：

	12月31日	
	2001年 人民幣千元	2000年 人民幣千元
現金及現金等價物	**434,771**	1,323,513
人民幣	**365,110**	390,449
美元等價物	**7,393**	932,337
歐元等價物	**56,991**	0
港幣等價物	**5,277**	727
定期存款	**384,255**	390,821
人民幣	**260,579**	273,764
美元等價物	**92,731**	111,754
歐元等價物	**24,259**	0
港幣等價物	**6,686**	5,303
短期投資	**1,012,186**	377,965
人民幣	**1,012,186**	377,965
合計	**1,831,212**	2,092,299
人民幣	**1,637,875**	1,042,178
美元等價物	**100,124**	1,044,091
歐元等價物	**81,250**	0
港幣等價物	**11,963**	6,030

期內，人民幣、美元、歐元、港幣銀行存款的平均利率分別約為1.5厘、4.0厘、4.1厘及3.6厘。

短期投資

本集團現金管理計劃的其中一部份為從事低風險流通證券的短期投資。該計劃在控制投資風險的同時旨在為暫時閒置資金取得最高的回報率。

資本結構

本集團截至2001年12月31日的資本結構及2000年同期比較如下：

	2001年		2000年	
	人民幣千元	**%**	**人民幣千元**	**%**
股東權益	**9,289,081**	**64.2%**	8,962,135	61.4%
固定利率債務	**2,093,569**	**14.5%**	1,668,069	11.4%
浮動利率債務	**935,440**	**6.5%**	1,778,529	12.3%
無息債務	**2,159,448**	**14.9%**	2,177,687	14.9%
合計	**14,477,538**	**100.0%**	14,586,420	100.0%
槓桿比率1		**55.9%**		62.8%
槓桿比率2		**15.3%**		18.0%

註：槓桿比率1指固定利率債務、浮動利率債務及無息債務之總和除以股本；而槓桿比率2則指長期負債總額除以股本。

董事相信，目前的槓桿比率仍處於一個偏低的水平，為本集團未來進一步發展提供了較大的債務融資空間。



資本開支承諾

於2001年，本集團資本性開支約為人民幣560,000,000元，其中本公司資本性開支為人民幣210,000,000元。

於2001年12月31日，本集團和本公司計劃的2002年及以後的資本開支承諾分別為人民幣2,589,625,000元和人民幣2,068,945,000元。

開支承諾的詳情

	本集團 **人民幣百萬元**	**本公司** **人民幣百萬元**
滬杭甬高速公路拓寬一期工程（紅墾至沽渚段）	273.6	273.6
滬杭甬高速公路拓寬二期工程（沈士至紅墾段）	860.0	860.0
進一步收購上三公司約18.4%權益	485.0	485.0
上三高速公路餘下工程	485.3	—
滬杭高速公路第11合同之建築工程	35.4	—
收購上三公司額外股權	57.6	57.6
收購嘉興公司額外股權	387.0	387.0
其他	5.7	5.7
合計	**2,589.6**	**2,068.9**

其中，本集團於2002年及2003年的資本開支分別預定為人民幣1,055,300,000元及人民幣350,000,000元。

以上資本開支將首先以本集團內部財務資源支付，不足部份將通過新資本發行、銀行貸款及其他適當形式支付。

財務分析

本集團採取一項主張積極和審慎的財務政策。董事與高級管理層不時對本集團的債務組合進行審閱，並作出彼等視為必要的調整，以建立有效和穩健的資本結構。考慮到本集團的日後盈利能力，董事及高級管理層亦不時作出審慎的投資決定，旨在使本集團達到長期穩定的增長。

股本回報率

期內，股本回報率(未扣除可供分配股息)為8.2%(2000年：7.1%)，比上年同期增長15.5%：

	2001年 人民幣百萬元	2000年 人民幣百萬元
股東應佔純利	**760.6**	636.0
股東權益(未扣除建議派發的末期股息)	**9,289.1**	8,962.1
股本回報率	**8.2%**	7.1%

股本回報率增加主要是由於：

1. 上三高速公路全面通車；
2. 滬杭甬高速公路汽車流量自然增長；
3. 執行有利的車輛分類政策；及
4. 提前償還世界銀行貸款達人民幣27,800,000元的一次性收益。

流動資金

作為一個主要從事收費公路經營的集團，本集團自成立以來，從日常經營活動中產生強勁穩定的現金流入。

	2001年 人民幣百萬元	2000年 人民幣百萬元	增加%
日均通行費收入	**4.8**	3.3	45.5%
經營業務現金淨流入	**1,603**	1,040	54.1%

本集團的應收賬款、其他應收款及存貨金額甚為細小。於2001年12月31日，在總額為人民幣1,950,483,000元的流動資產中，應收賬款、其他應收款及存貨在流動資產中所佔的比例僅為約6%(2000年12月31日：6%)。

此外，本公司計劃通過在境內發行不超過3億股A股，募集資金約人民幣10億元。

因此，在可預見的將來，董事認為本集團沒有任何資金流動性的問題。

項目收購

鑒於有利的經濟增長前景與浙江省高速公路交通的增長潛力，本公司繼續其專注於收購浙江省內的收費道路項目的發展策略，並以優先收購通車項目為主。

透過與有關人士按公平原則進行磋商，本公司成功增加其於嘉興公司的股權，嘉興公司為滬杭高速公路嘉興段的控股公司，有關詳情載列如下：

- 本公司於2001年6月4日訂立協議，以代價人民幣63,249,984元及人民幣30,119,040元，分別向嘉興市秀洲區益通開發公司及嘉善縣銀通有限公司收購嘉興公司2.1%及1.0%的股本權益。

- 本公司其後於2001年12月27日訂立協議，以代價人民幣44,620,800元及人民幣38,671,400元，分別向海寧恒通開發公司及桐鄉市華通總公司收購嘉興公司的1.5%及1.3%股本權益。

- 最後，本公司於2002年1月18日訂立一份協議，以代價人民幣303,700,000元，向嘉興市路橋建設開發公司進一步收購嘉興公司的9.9%股本權益。

除上述各項收購外，本公司於2001年12月27日訂立協議，以代價人民幣57,600,000元，向嵊州市上三發展有限公司收購上三公司的2%股本權益。

透過上文所述的該等交易，本公司於嘉興公司的股權由84.19%增至合共99.99%，及其於上三公司的股權由61%增至63%，總代價為人民幣537,961,224元。

在建項目

滬杭甬高速公路紅墾至沽渚全長44公里的路段從四車道擴充至六車道的拓寬工程按期進行。期內，該公路兩旁的軟土地基處理及大部份的路基興建工程已經完成。

本公司採取全面措施，以將拓寬工程對道路使用者造成的不便減至最低。因此，拓寬工程並沒有對現行行車道的來往交通造成顯著的影響。

中恒科技

隨着在浙江省的試運行獲得成功後，中恒科技已開始於多個其他省份推廣其物流管理及防偽保真系統的核心技術，旨在成為業內的龍頭企業。

期內，營業額達約人民幣24,900,000元，而純利則達約人民幣6,900,000元，於2000年，營業額和純利分別為人民幣6,250,000元及人民幣250,000元。

人力資源

於2001年12月31日，本集團共有1,959名員工，其中342名為行政管理人員，136名為工程技術人員及1,481名為收費和維修人員。

本公司一直力求透過積極的人力資源管理來改善員工的整體質素。這在本公司為現有僱員主辦的精選培訓課程以及其招聘方法中得以充份體現。

考慮到需要更多全面的管理人員，本公司將會於2002年開始進行管理職位定期輪流擔任制度，好讓管理人員藉着輪流擔任多個職位而累積不同的工作經驗。

員工所獲的薪酬按競爭基準而釐定，主要取決於工作表現與工作經驗。此外，本公司已制訂一項激勵政策，中高層管理人員部份獎金與本公司的股價表現掛鈎。



因支付大筆利息款項及折舊開支，儘管石大綫的通行費收入獲得增長，但年內仍舊錄得人民幣5,000,000元的虧損，但較2000年同期約人民幣15,600,000元的虧損已減少67.9%。該公司預期將於2002年底達到收支平衡。

其他業務

除透過一家附屬公司在高速公路沿綫進行廣告業務外，本集團亦透過其兩家聯營公司參與石油產品零售以及從事物流管理和防偽保真系統業務的設計及市場推廣，詳情見下文。

廣告公司

期內，廣告公司透過靈活的定價及積極的市場推廣策略，進一步擴展至由本集團經營的高速公路沿綫的廣告業務。廣告公司的營業額約達人民幣21,200,000元，較2000年上升約46.2%。

廣告公司於期內錄得的純利約達人民幣7,300,000元，較2000年減少43.0%。純利減少是由於廣告公司首次繳納企業所得稅所致，廣告公司於過往兩年均獲豁免繳交企業所得稅。

石油公司

憑藉對石油產品零售零售的強調，石油公司仍能於零售競爭日增及批發業務大幅萎縮的市況中，在零售業務方面錄得21%的增長。

然而，主要由於本公司於過往兩年獲批的企業所得稅豁免遭追繳，石油公司於期內錄得約人民幣10,400,000元的虧損。



年內，本公司一直關注如何在保持車流量持續增長的同時，繼續為高速公路使用者提供高水準的服務。除於路面及橋樑維修方面作出加倍努力外，本公司已採取一連串措施以改善業務管理質素。

收費系統中使用的電腦主機板已經升級，以縮短收費站的處理時間，而透過提高高速公路上的車輛監控系統的管理效率，使道路擠塞次數下降約21%。

另一項廣受高速公路使用者歡迎的改善措施，是於2001年5月所推出供支付收費時使用的可增值非接觸式預付IC卡。新卡為頻密使用者帶來更多靈活性和方便，除減低收費差錯率外，亦改善收費系統的可靠程度及保障通行費收入的收取。

嘉興段的車流量於本年度下半年出現不尋常的激增，部份原因是由於國道320號平行段於該段期間作出了部份封閉，以進行維修及翻新工程而使車輛改變行走路線所致。預期該影響為暫時性，不會於2002年持續。

上三高速公路

2001年為上三高速公路於2000年12月全面建成並通車以來的首個營運年度。每日全程車流量由本年度上半年7,901架次穩步增長至本年度下半年8,695架次。年度日均全程車流量為8,301架次。

上三高速公路於2001年的通行費收入約達人民幣318,074,000元，相當於本集團通行費收入總額的18.1%，成為本集團營業額與純利的一個主要來源。

儘管於其首個全年營運年度內經常出現因高速公路發生交通意外以及惡劣天氣狀況而將部份道路封閉的情況，車流量以及通行費收入的表現整體上與本公司的交通顧問最近作出的預測一致。

石大綫

石大綫的車流量因高速公路網絡日益改善以及石大公司持續致力透過交通電台廣播及安裝道路招牌廣告來宣傳石大綫的使用而得益。石大綫的日均車流量增加65%，達6,767架次，而通行費收入則增加74.3%，達人民幣19,200,000元。

滬杭甬高速公路

期內，滬杭甬高速公路的通行費收入較2000年上升21.7%，達人民幣1,438,200,000元，相當於本集團的總收益約81.9%。同期的日均全程車流量較2000年上升15.9%，有關詳情載列如下：

2001年月均日全程車流量

	滬杭高速公路						杭甬高速公路	
	杭州段		余杭段		嘉興段			
里程(公里)	(3.4公里)		(11.1公里)		(88.1公里)		(145.0公里)	
月份	每日車流量	同比增長%	每日車流量	同比增長%	每日車流量	同比增長%	每日車流量	同比增長%
1月	29,915	2.68	29,092	2.19	16,964	10.23	16,274	-4.41
2月	33,606	50.15	32,485	48.71	17,915	40.28	17,329	26.55
3月	37,262	18.75	36,257	18.74	20,491	23.57	18,982	7.13
4月	37,264	9.88	36,389	10.28	21,277	16.54	19,237	2.32
5月	36,504	10.57	35,682	10.83	21,232	16.83	18,965	3.90
6月	34,123	11.68	33,382	12.48	20,467	23.15	18,273	8.90
7月	33,347	10.13	32,553	10.63	20,198	22.04	17,761	10.34
8月	36,344	14.07	35,536	14.72	22,398	28.65	18,942	14.27
9月	39,446	13.87	38,519	14.82	24,061	35.88	20,179	12.96
10月	37,865	14.41	36,950	14.63	23,070	30.49	19,609	13.68
11月	38,290	15.40	37,186	15.03	22,940	30.03	20,230	18.90
12月	37,038	12.08	35,716	11.19	21,796	24.73	19,790	17.42
平均	**35,917**	**15.31**	**34,979**	**15.35**	**21,067**	**25.20**	**18,798**	**11.00**



於2001年6月13日開始採納新汽車分類政策亦是通行費收入出現大幅增長的另一原因。該項政策有效地將於滬杭甬高速公路上通行的較小型第一類汽車的百分比減少9.0%，同時將較大型第二及第三類汽車的百分比分別增加6.7%和1.9%。

2001年滬杭甬高速公路的汽車種類組合

類別	汽車種類	六月前的%	六月後的%	%變動
1	20座以下客車、2噸或以下的貨車	69.9	60.9	-9.0
2	20至40座（首尾座位數目包括在內）客車；2噸以上但不超過5噸（首尾噸數包括在內）的貨車	19.8	26.5	6.7
3	40座以上客車；5噸以上但不超過10噸（首尾噸數包括在內）貨車	9.0	10.8	1.9
4	10噸以上但不超過20噸（首尾噸數包括在內）貨車	1.3	1.7	0.4
5	20噸以上但不超過50噸（首尾噸數包括在內）貨車	0.1	0.1	0.0

由於向較大型汽車收取較高的通行費，新汽車分類政策促使通行於滬杭甬高速公路和上三高速公路的每輛汽車的平均通行費直接增加約9.5%及約9.0%。

隨着浙江省內高速公路的建成和通車里程日漸增加，全省聯網公路收費系統於2001年12月25日實施。而滬杭甬高速公路和上三高速公路亦被納入該公路收費系統中。

新公路收費系統由浙江省公路管理局轄下的省聯網收費中心管理，旨在將浙江省內所有高速公路的收費和分配集中在一個中央系統內進行。由於集中道路收費系統，高速公路使用者可於獨立營運但互相連接的高速公路上通行，只需於離開高速公路系統時停車付款一次。

收費公路業務

隨着上三高速公路於2000年12月26日建成並通車後，本集團於期內的通行費收入較去年同期激增44.0%，達人民幣1,756,300,000元。

公路／路段的通行費收入貢獻

	通行費收入 人民幣千元	佔總通行費 收入%	相對2000年 增長%
滬杭高速公路			
嘉興段	506,463	28.8%	**30.0%**
余杭段	115,560	6.6%	**14.1%**
杭州段	36,062	2.1%	**16.0%**
杭甬高速公路	780,106	44.4%	**18.3%**
上三高速公路	318,074	18.1%	**732.7%**
合計	1,756,265	100.0%	**44.0%**





業務經營分析

期內，本集團錄得營業額人民幣1,722,500,000元，較2000年上升44.9%。股東應佔純利為人民幣760,600,000元，較2000年上升19.6%。

核心業務—收費公路業務繼續佔本集團絕大部份的營業額。期內，人民幣1,722,500,000元的營業總額當中，人民幣1,663,400,000元或96.6%乃來自經營收費公路業務所得，餘下收入則主要來自高速公路沿綫的廣告、為第三方提供公路養護服務及於高速公路沿綫服務區提供服務。

	2001年 人民幣千元	2000年 人民幣千元	增長%
通行費收入	**1,756,265**	1,219,672	44.0
其他收入			
廣告	**22,462**	15,878	41.5
道路維修	**4,649**	5,130	-9.4
服務區等	**34,465**	15,582	121.2
	1,817,841	1,256,262	
收入稅項	**(95,324)**	(67,658)	40.9
營業額	**1,722,517**	1,188,604	44.9

有關業務分類的進一步分析，請參閱財務報表附註5。


本集團的收入分析
3.4%
96.6%
其他收入
通行費收入
本集團其他收入分析
56.0%
36.5%
7.6%
服務區
廣告
道路維修

中國的汽車銷售量於2001年錄得又一年的增長，特別是銷售給私人客戶方面的銷售量，反映出朝氣蓬勃的經濟環境。於2001年，中國103家主要汽車製造商製造了共233萬輛汽車，銷售了236萬輛汽車，分別較上年度增加約12.8%及13.3%。當中有一半是售予私人消費者。轎車產量是703,500輛，銷售量是721,500輛，每年增長率分別為16.4%及18.3%。

汽車數目持續增長為國家道路系統帶來挑戰。於2001年，中國的通車里程總數增加3,017公里，約達19,000公里，而於2002年底，將會有額外2,500公里投入運作。

對本公司的業務環境更具直接影響的，便是浙江省內的高速公路網絡日漸完善，年內的營運高速公路建成里程總數由627公里增至770公里。

由於基建投資增加，基本上預期省內會有更多高速公路里程將於2002年底前建成。

浙江省高速公路累計建成里程

	1996年	**1997年**	**1998年**	**1999年**	**2000年**	**2001年**	**2002年**
里程（公里）	158	168	344	392	627	770	**1,310***

* *預測數字*

國家及浙江省經濟的增長，連同汽車數目與高速公路通車里程的增長，為本集團的業務經營提供了一個全面有利的業務經營環境。


浙江省高速公路的累計建成里程
里程（公里）
1,400
1,200
1,000
800
600
400
200
0
1996
1997
1998
1999
2000
2001
2002*
* 預測

強勁增長在中國東部沿海省市最為明顯。本公司所有業務營運的所在地－浙江省再度成為各省市中經濟表現最出色的省份。

東部沿海地區省市2001年經濟增長表現

	GDP總值 （人民幣百萬元）	增長%	出口總額 （百萬美元）	增長%
山東省	943,830	10.1	18,478	14.8
江蘇省	951,460	10.2	29,388	11.4
上海市	495,084	10.2	26,865	9.0
浙江省	**670,000**	**10.5**	**24,261**	**18.5**
福建省	425,800	9.0	14,790	8.6
廣東省	1,055,600	9.5	95,289	2.6

資料來源：　中國統計年鑑及傳媒報告

進出口貨物增長是推動經濟增長的一個主要因素。期內，浙江省的進出口貨物總額達到328億美元，較2000年增長了17.8%，而全國增長則為7.5%。浙江省的出口增長率達18.5%，連續第三年成為東部沿海地區省市中最高增長率的省份。


GDP增長率：中國與浙江省增長百分比比較
中國
浙江省
增長率(%)
12
10
8
5
4
2
0
1997
1998
1999
2000
2001


東部沿海地區省市於2001年的GDP增長率(%)
增長率(%)
30
25
20
15
10
5
0
山東省
江蘇省
上海市
浙江省
福建省
廣東省



管理層討論及分析

業務回顧

經營環境

面對2001年全球經濟放緩，中國經濟，特別是浙江省的經濟仍能繼續保持較高增長率，儘管增長速度較去年為慢。於2001年，國家GDP及浙省GDP分別增長7.3%及10.5%，而2000年分別為8.0%及11.0%。

GDP增長率：中國與浙江省比較

	中國 GDP（人民幣十億元）	中國 增長%	浙江省 GDP（人民幣十億元）	浙江省 增長%
2001	**9,593**	**7.3**	**670**	**10.5**
2000	8,940	8.0	603	11.0
1999	8,191	7.1	537	10.0
1998	7,835	7.8	499	10.1
1997	7,446	8.8	464	11.1

資料來源：　中國統計年鑑及定期公布




达诺
福建兴业银行
FUJIAN INDUSTRIAL BANK

現在，時機已成熟。因為一方面，本公司已形成了良好的運行機制和公司文化，能夠確保本公司能適應環境的變化，並繼續朝着正確的軌道而運行；另一方面，境內外的公司管治潮流也要求董事長和總經理分設。本人相信，這兩個職位的分設，將有利於劃分這兩個職位本身的工作職責，從而使董事會和管理層之間的工作職責也更為明晰。

本人在辭去本公司總經理的職務以後，將繼續留任董事長一職。本人相信，本人將有更多的時間和精力致力於公司長遠發展的規劃，繼續領導本公司的董事會，為增進股東價值而努力。

本人欣然宣布，本公司的總經理一職將由方雲梯先生接任。方先生擁有多年從事高速公路和運輸業務的管理經驗，並參與了本公司的創立。在過去五年中，他一直擔任本公司的董事兼副總經理等職務，對本公司的總體業務運作十分瞭解。本人相信，本公司新的管理層在董事會的領導下，一定能夠創造出更為輝煌的業績，為股東、客戶及員工帶來更佳的回報。

最後，本人對本公司的全體員工及各界人士在本人擔任總經理的期間所給予過的支持和幫助，表示最誠摯的謝意。

耿小平
董事長

2002年3月13日

我們相信，維持股東價值的持續增長是本公司董事和管理層的首要責任，而良好的公司管治將提高公司的透明度、誠信度及責任感，從而為投資者和公司直接帶來好處。因此，本公司在過去幾年，一直積極推行良好的公司管治原則，並視改善公司管治為本公司管理層的一項持續責任。

本公司通過額外聘任獨立非執行董事，加強了董事會的獨立性。本公司在成立之時，即聘請了兩名獨立非執行董事。自2000年3月起，本公司獨立非執行董事增加到三名，佔董事會成員的三分之一。引入獨立董事，提高了董事會的獨立性，並有利於董事會作出更為公正、更為明智的決策。此外，董事會下設有審核委員會、戰略委員會及提名和薪酬委員會，使董事會的運作更為有效。

隸屬招商局集團的華建在去年亦正式成為本公司的第二大股東，使省高投公司在本公司的控股權從67%降為56%。我們認為，適當分散國有股權，將有利於改善公司管治。

省高投公司因浙江省政府對國有資產重組的要求，將被新成立的交通投資集團取代，而省高投公司原來於本公司持有的所有股份也轉由交通投資集團持有。交通投資集團是一家浙江省政府專門成立的國有資產經營公司之一，負責管理交通行業中浙江省政府的國有資產。本人亦被任命為交通投資集團的董事總經理。本人相信，交通投資集團對本公司的未來發展將會提供有力的支持。

本人兼任本公司的董事長及總經理已經五年。本人相信，此項安排在本公司剛成立不久之時，有利於公司日常管理和健康發展。目前，本公司的運作已相當順利，本人相信將董事長和總經理的角色分開，將對公司的長遠發展有利。本人於2000年2月28日的董事會再次獲任命為總經理時，便表示在時機成熟的時候，本公司的這兩個職位應當分設。



董事長報告書

推行良好公司管治　促進股東價值增長

2001年是令人欣慰的一年。本公司依靠來自新開通公路項目的盈利貢獻和原有公路交通流量的強勁增長，已連續第五年實現兩位數字的盈利增長。本公司在*《亞洲貨幣》*2001年進行的最佳公司調查中，名列「最佳總體管理公司」、「最佳總體投資者關係」及「優待少數股東」的十佳中國公司之一。這已是本公司第四次被投資者推選入榜。*《The ASSET》*雜誌最近也公布了一項有關亞洲公司的公司管治的調查結果，本公司名列最佳中國公司之一。能夠取得如此的榮譽，除了有利的經營環境外，更主要的是我們擁有一個專注的管理層，他們奉行穩健的增長策略，致力經營核心業務。當然，上述排名也顯示，我們仍有改善空間，今後，我們將竭盡全力，以取得更佳的業績。


營業額
2,100
1,800
1,500
1,200
900
600
300
0
464
655
1,050
1,189
1,723
1997
1998
1999
2000
2001


純利（人民幣百萬元）
900
800
700
600
500
400
300
200
100
0
296
404
548
636
761
1997
1998
1999
2000
2001


每股盈利（人民幣分）
20
18
16
14
12
10
8
6
4
2
0
7.15
9.31
12.62
14.64
17.51
1997
1998
1999
2000
2001


股本回報率(%)
9
8
7
6
5
4
3
2
1
0
3.61
4.97
6.50
7.10
8.19
1997
1998
1999
2000
2001


滬杭甬高速公路月均日全程車流量
全程
23,000
21,000
19,000
17,000
15,000
13,000
11,000
9,000
7,000
5,000
3,000
1月
2月
3月
4月
5月
6月
7月
8月
9月
10月
11月
12月
1998
1999
2000
2001
2002

財務及營運摘要

業績

	截至12月31日止年度				
	1997	1998	1999	2000	2001
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
營業額	463,692	655,069	1,050,498	1,188,604	**1,722,517**
除稅前溢利	372,226	547,100	706,552	879,752	**1,235,540**
稅項	(58,639)	(73,795)	(71,810)	(186,391)	**(363,970)**
少數股東權益	(17,255)	(68,914)	(86,431)	(57,360)	**(110,957)**
股東應佔來自日常業務純利	296,332	404,391	548,311	636,001	**760,613**
每股盈利	7.15仙	9.31仙	12.62仙	14.64仙	**17.51仙**

股本回報率

	1997	1998	1999	2000	2001
股本回報率	3.61%	4.97%	6.50%	7.10%	**8.19%**

滬杭甬高速公路月均日全程車流量

	1998	1999	2000	2001	2002
1月	9,881	12,559	17,125	**17,290**	21,804
2月	9,683	11,688	13,853	**18,450**	20,952
3月	11,096	13,686	18,082	**20,557**	
4月	12,159	15,061	19,458	**20,993**	
5月	11,485	14,474	19,061	**20,776**	
6月	11,264	14,066	17,496	**19,962**	
7月	11,004	14,546	17,058	**19,520**	
8月	11,115	15,204	17,738	**21,172**	
9月	12,448	16,610	18,750	**22,666**	
10月	12,710	17,012	18,300	**21,887**	
11月	13,028	16,744	18,155	**22,219**	
12月	13,424	16,386	17,990	**21,525**	

公司大事回顧

2001年1月4日

中國船級社質量認證公司認證本公司有關高速公路管理的質量體系符合標準GB/TI9002-1994 idt ISO9002:1994。

2001年2月27日

本公司H股在柏林證券交易所之非正式受監管市場作第二上市，開始在該所作場外買賣。

2001年3月5日

2000年年度業績在香港公布。

2001年3月22日

本公司舉行臨時股東大會，批准本公司向中國公眾人士發行不超過3億股A股。

2001年5月11日

數家收費公路H股公司在杭州召開董事長會議。

2001年6月4日

本公司收購嘉興公司股本中的2.1%和1.0%權益。

2001年12月26日

獲中國對外貿易經濟合作部批准，省高投公司將本公司持有的約476,760,000股國有股份改由華建持有。

2001年12月27日

本公司收購嘉興公司股本中的1.5%和1.3%權益，及收購上三公司股本中的2%權益。

2002年1月18日

本公司進一步收購嘉興公司股本中9.9%權益。

2002年2月14日

美國證券交易委員會宣布，本公司美國預託證券證明相當於本公司的寄存H股的美國預託股份的註冊聲明生效。



A股	指	擬由本公司向中國公眾人士發行的每股面值人民幣1.00元的內資普通股
美國預託證券	指	美國預託證券
美國預託證券計劃	指	美國預託證券計劃
美國預託股份	指	美國預託股份
廣告公司	指	浙江高速廣告有限責任公司，一家本公司持有70%權益的附屬公司
董事會	指	董事會
本公司	指	浙江滬杭甬高速公路股份有限公司，一家於1997年3月1日在中國註冊成立的股份有限公司
交通投資集團	指	浙江省交通投資集團有限公司，一家於2001年12月29日成立的國有獨資公司
董事	指	本公司的董事
GDP	指	國內生產總值
本集團	指	本公司及其附屬公司
H股	指	本公司股本中每股面值人民幣1.00元的海外上市外資股，在香港聯交所上市並以港幣買賣
香港聯交所	指	香港聯合交易所有限公司
華建	指	華建交通經濟開發中心，一家國有企業
嘉興公司	指	浙江嘉興高速公路有限責任公司，一家本公司持有99.99%權益的附屬公司
中恒科技	指	中恒世紀科技實業股份有限公司，一家本公司持有27.58%權益的聯營公司
上市規則	指	香港聯交所證券上市規則
期內	指	由2001年1月1日至12月31日止期間
石油公司	指	浙江高速石油發展有限公司，一家本公司持有50%權益的聯營公司
中國	指	中華人民共和國
省高投公司	指	浙江省高等級公路投資有限公司，曾為本公司的控股股東，將由交通投資集團取代
人民幣	指	中國法定貨幣人民幣
上三公司	指	浙江上三高速公路有限公司，一家本公司持有63%權益的附屬公司
石大公司	指	杭州石大公路有限公司，一家本公司持有50%權益的合營公司
監事會	指	本公司的監事會
余杭公司	指	浙江余杭高速公路有限責任公司，一家本公司持有51%權益的附屬公司


上海
宁波
NINGBO

主要道路項目詳情

主要道路項目詳情

項目名稱	擁有權百分比於2002年2月28日	長度（公里）	行車道數目	收費站數目	服務區數目	開始營運年份	餘下經營年期
滬杭高速公路							
－嘉興段	99.99%	88.1	4	6	1	1998年	27年
－余杭段	51%	11.1	4	2	0	1995年至1998年	25年
－杭州段	100%	3.4	4	0	0	1995年	25年
杭甬高速公路	100%	145.0	4	12	2	1992年至1996年	25年
上三高速公路	63%	142.0	4	11	3	2000年	29年

本年度報告中心跨頁版面所載的地圖列示該等項目的詳細地點。

公司簡介

浙江滬杭甬高速公路股份有限公司是一家主要從事高等級公路投資、興建和經營的基建公司。本公司及旗下附屬公司同時經營某些配套業務，例如高速公路沿綫的汽車維修、經營加油站和廣告牌等業務。

本公司作為浙江省政府投資、修建和經營浙江省境內高速公路和一級汽車專用公路的主要企業，於1997年3月1日成立。

佔本公司全部已發行股本約33%的H股於1997年5月在香港聯交所上市，其後於2000年5月在倫敦股票交易所二次上市。

於2002年2月14日，本公司就其H股而保薦的一級美國預託證券計劃(寄存在紐約銀行)於美國成立並生效。每股由美國預託證券證明的美國預託股份，相當於30股本公司寄存的H股股份，並在美國場外交易市場買賣。本公司H股亦於柏林證券交易所非正式受監管市場作第二上市。

投資環境隨着最新一輪國有資產重組而獲得改善，本公司將把握此優勢，並積極參與可能發展的項目，進一步擴展其於浙江省內的收費道路資產組合，同時亦密切注視參與省外合適投資項目的機會。

下圖所載為本集團的公司及業務架構。


H股股東
省高投公司*
華建
33%
56%
11%
本公司
70%
99.99%
51%
63%
50%
50%
27.58%
廣告公司
嘉興公司
余杭公司
上三公司
石油公司
石大公司
中恒科技
100%
100%
廣告
嘉興段
88.1公里
余杭段
11.1公里
杭州段
3.4公里
杭甬高速
公路
145.0公里
上三高速
公路
142.0公里
經營加油站
及出售石油
相關產品
開發、經營
及管理
石大綫
電腦技術的
開發與應用
滬杭高速公路
102.6公里
附屬公司
聯營公司
合營公司

* 將由交通投資集團取代

目 錄

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.



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